SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    X                       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No    X

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Consolidated Financial Statements corresponding to the fiscal year ended on June 30, 2008 and 2007.

ALTO PALERMO S.A. (APSA)

Free translation of the

Consolidated Financial Statements

As of and for the fiscal years ended June 30, 2008 and 2007

ALTO PALERMO S.A. (APSA)

Annual Report

1.	Company Profile

Alto Palermo S.A. (APSA) (“APSA”) (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.,” “APSA,” “we”, or “the Company”), is an Argentine real-estate company mainly engaged in the ownership, lease, management, development, operation and purchase of productive shopping centers which are highly positioned in the market. Our main purpose is the ownership, purchase, development, lease, management and operation of shopping centers and we are among the largest Argentina’s shopping center owners and managers in terms of gross leasable area and number of shopping centers. We currently own and/or operate ten shopping centers in Argentina, five of which are located in the metropolitan area of Buenos Aires, one in Greater Buenos Aires and four are located in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We also own certain properties for future developments in Buenos Aires and in other major cities in the provinces.

Also, we are involved in the consumer financing business through our subsidiary Tarshop S.A.

APSA was organized in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and until 1984 we operated the largest fresh product market in the Buenos Aires City. Our principal asset was the historical building of the Mercado de Abasto which served as market location from 1889 to 1984, when we interrupted a substantial part of its operations.

Since the Company was acquired by IRSA in 1994, we have grown through a series of purchases and development projects that resulted in the company’s restructuring, from which the current company’s name and organizational structure derive. In April 1997, we merged with fourteen of our subsidiaries, including Alto Palermo S.A.; therefore, we subsequently changed the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA). As at June 30, 2008, our main shareholders are IRSA and Parque Arauco, owners of approximately 63.3% and 29.6% respectively of our capital stock. The Company’s shares are traded at the Buenos Aires Stock Exchange and at the NASDAQ in the United States of America.

1

ALTO PALERMO S.A. (APSA)

Annual Report

2.	Letter to the Shareholders

To our Shareholders,

Fiscal year 2008 has been a year of consolidation of our Shopping Centers business activity. Growth has been favored by the increase in the Company’s financial resources resulting from the issue of 5 and 10 year notes during the previous year allocated for the completion of purchases and developments. High levels of occupation and cash flow generation of our Shopping Centers business activity maximize the financial stability of our business.

This financial stability not only enabled growth in terms of new openings or acquisitions but also through refurbishment and expansion works and marketing actions with customers and tenants and the extension of our land reserves to materialize future developments.

As current developments, additions and current improvements start operating in the production phase with high levels of occupancy, we will consolidate even more the stability of our business activity.

Total sales at our shopping centers, not including Córdoba Shopping Villa Cabrera amounted Ps. 3,581.3 million, expressed in current pesos, equivalent to a 26.7% increase as compared to the Ps. 2,825.7 million of the previous year. If we consider the sales of Córdoba Shopping Villa Cabrera as of June 30, 2008, total sales were Ps. 3,702.3 million representing a 31% increase compared to the previous fiscal year. The Company continues consolidating its leading position in Buenos Aires metropolitan area and Greater Buenos Aires where tenants’ sales were 46.8% above those of competitors1 during the twelve months ended June 30, 2008.

At present, the Company shows significant creditworthiness with substantial cash generation and minimum indebtedness levels. In this fiscal year, our Shopping Centers have demonstrated a solid performance since their operating income increased 44.2% over the income growing rate which was 28.1%. Occupancy continues to be high and reaches 99.3%. At the end of fiscal year 2008, the Company’s long-term debt related to its outstanding convertible notes, amounted to Ps. 516.2 million at the rate of exchange of Ps. 3.02 used for the translation of our financial statements representing a ratio 2.09 times higher than EBITDA2 for the year amounting to Ps. 245.8 million. This ratio is even more attractive if cash and bank disclosed in the Company’s balance sheet are taken into account.

In line with the above, progress is made in the commercial undertaking in the neighborhood of Saavedra through our subsidiary Panamerican Mall S.A. (“PAMSA”) in which we hold an 80% interest. The progress of the work stands at 32% and upon conclusion the available area will be more than 50,000 m2 of Gross Leasable Area (GLA). Opening is foreseen for the first half of calendar year 2009. The undertaking contemplates the construction of a shopping center, a hypermarket, a multiplex cinema, an office building and/or an apartment building which will allow us to attract public with a high purchasing power from the Northern area of Buenos Aires City and Greater Buenos Aires. It is one of

1	Calculated on the basis of information provided by the Company and the INDEC (National Institute for Statistics and Surveys).
2

Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered as a generally accepted accounting measure and therefore, it should not be used as a financial or operating performance indicator.

2

ALTO PALERMO S.A. (APSA)

Annual Report

the major projects of the Company and one of the most significant developments in the industry in Argentina.

On the other hand, in December 2007, we executed an offer and acceptance agreement for partial transfer of goodwill of INC S.A., whereby we agreed to purchase a shopping center located in the city of San Isidro, in Northern Buenos Aires, called “Soleil Factory”, which shall be added to our portfolio upon compliance with certain conditions to which the purchase is subject.

Regarding land reserves, we have added a plot of land on 3351/9 Beruti street, next to our major shopping center, Alto Palermo shopping. As such acquisition is strategic due to its location, we are assessing the alternative uses of this property to achieve the best results.

In addition to developments and acquisitions, we have undertaken refurbishing and space redistribution works, aimed at achieving better use of the gross leasable area. In the case of Alto Avellaneda shopping, 11,600 leasable m2 have been added, whose current tenant is Falabella S.A., one of the leading retailers with a strong presence in the shopping centers and high public attraction capacity. This type of retailer generates a greater number of customers, maximizing sales of the remaining tenants. Furthermore, are going through the final stage of works at Alto Palermo Shopping which comprised a new facade and an under-bridge in Arenales Street and refurbishment works in the Shopping Center’s inner space. These works, together with successful marketing campaigns, resulted in the reopening of the Shopping Center, which attracted an increasing number of public and buyers fostering store sales. New tenants such as Starbucks and North Face have incorporated to this Shopping Center, which helped improve the profile of our tenants. Moreover, expansion and refurbishing works continue at Paseo Alcorta, Patio Bullrich and Córdoba Shopping Villa Cabrera.

In this way, we seek to take advantage of the new opportunities arising from the market, giving a prompt and effective response, aimed at achieving significant results as we have done so far and maintaining our growth strategy and consolidation as commercial leaders.

Our consumer financing business unit through our subsidiary Tarshop S.A. has shown its leadership through a rise in its volume of sales equivalent to Ps. 1,916 million, 23% above those of the previous year and the number of cards issued, which amounted to 160,000 during fiscal year 2008 together with a portfolio of almost 892,000 accounts. The credit portfolio totaled Ps. 935 million, which represented a 29.2% increase compared to the previous year. However this, the results of the segment were affected by an increased delinquency rate due to a lower real salary of the portfolio customers, coupled with a rise of the financing and company infrastructure costs amidst the prevailing situation. We believe that, in spite of the drop in its margins, it is still possible to improve performance of this business so that the Company can remain a leader in the market.

We face the challenge of being at the forefront of commercial proposals because of our leading position in this industry sector. We are backed by our growth history, which requires us to grow on a continuing basis, planning and consummating new undertakings, improving the quality of services rendered to our customers always with a view towards the future.

Considering the strong cash generation the Company has been showing together with the long term base financing reached the previous fiscal year, we are in excellent conditions to continue forming the best Shopping Centers portfolio in Argentina, and continue to be leaders in the industry.

On this occasion, we want to emphasize that any and all achievements attained to date have been the result of the joint effort of our Shareholders, Creditors, Directors, Tenants, Customers, Suppliers,

3

ALTO PALERMO S.A. (APSA)

Annual Report

Employees and the community at large, to whom we thank the trust placed on us and for choosing us every day.

To all of you our appreciation.

Buenos Aires City, September 8, 2008.
Alejandro G. Elsztain Executive Vice-President acting as President

4

ALTO PALERMO S.A. (APSA)

Annual Report

3.	Macroeconomic Context

International Context

The international scenario has shown sustained deterioration since the financial crisis originated in the USA and its impact on the international credit market. As a result, from the stand point of economics and finance, uncertainty has grown and global growth expectations have been revised down, particularly with respect to the G3 countries. According to the estimates of the World Bank, growth in the USA fell almost one fourth from its former level, from 2.9% in 2006 to 2.2.% in 2007 whilst growth forecasts for 2009 are 1.9%. In the case of Japan, this indicator would have fallen from 2.2.% in 2006 to 2.0% in 2007. And in the European Union this indicator would have sustained a decrease from 2.8% to 2.7% in the same period. However, it remains to be seen whether the developing countries with better growth prospects, such as Brazil, China, India and Russia will be able to offset the slow-down in the most developed countries.

On top of the liquidity risk brought about by the financial crisis, there is the increase in the prices of oil and agricultural commodities. However, given the cooling of the world economy, a deceleration is expected in food price growth rates, which might also lead to the possibility of an increase in supply.

Therefore, although the financial scenario faced by Argentina features increased external fragility and global economic slow-down, it still offers opportunities to continue to generate positive export balances through the international prices of primary commodities and exports of industrial manufactures.

The Argentine Economy

Despite the doubts surrounding the economic policy adopted by the Government and the concerns regarding inflationary pressures during the first half of 2008, Argentina continued to exhibit healthy macroeconomic indicators: trade and fiscal surplus, compliance with monetary targets and high levels of reserves, all of which dispel fears of an economic crisis and underpin growth projections in the region of 6% for the current year, in accordance with private sources (Estudio Broda).

Given that growth of 8.5% for 2007, the floor for 2008’s growth has been estimated at 3.6%, which combined with an estimated 1.3% expansion in the first quarter, assumes 7% growth for the whole current year according to Fundación Capital, thus marking the sixth year in a row for Argentina’s growth. The first quarter of 2008 showed a positive 8.4% change compared to the first quarter of 2007.

The services sector appears to be the most dynamic, increasing by 9.0% compared to the first quarter of 2007. Special emphasis is warranted by the sectors “wholesale and retail trade” (8.8%) and “hotels and restaurants” (9.3%). Besides, the production of goods grew by 5.9% driven by “construction” (9.6%) and by the “manufacturing industry” (6.8%).

In addition, demand is being driven by Total Consumption and its relative weight (79%). This indicator continued to show an upward trend at the beginning of 2008 though at a slower pace than in 2007. In particular, Private Consumption (68% of Aggregate Demand) has been growing at an average 8.8% rate year-on-year and it is expected to continue this trend throughout 2008, though at a lower rate due to the following: 1) contributions to be paid by employees into the Pay-As-You-Go pension system are now the same as those paid into the Capitalization pension system; 2) reduced employment generation; and 3) more moderate salary increases.

5

ALTO PALERMO S.A. (APSA)

Annual Report

Gross Domestic Fixed Investment (GDFI) appears to be the most dynamic component in demand as it has outperformed the economy (13.6% growth year-on-year) and has exceeded the expectations of the last quarter of 2007. This account’s dynamics can be explained by 1) purchases of durable production equipment (mainly imported) and 2) the construction industry.

The external sector keeps posting good results. In terms of quantities, the ranking of exports would be led by industrial manufactures and agricultural manufactures. In addition, the trade balance surplus was US$ 2,947 million for the first quarter of the current year, with a year-on-year positive 50% change and indicative of a reversal in 2007’s trend: in the first quarter of 2008 exports rose by 42% year-on-year whereas imports grew by 40%. According to the Argentine Central Bank, the reason for this increase in imports is the domestic absorption of consumer and capital goods.

Public finance continues to reflect a primary surplus which results from a combination of increased revenues and lower expenditures growth. According to the Argentine Central Bank, in the first two months of 2008 the Non-financial public sector posted Ps.6,568 million as primary surplus, 82% higher than in the same period of 2007. By the same token, National Tax Revenues for the last twelve months (second quarter of 2007 – first quarter of 2008) stood for 25% of GDP, driven by Value Added Tax, export taxes and social security.

As regards export taxes, in November 2007 the Argentine Government raised the withholding rates applied on exports of soybean and soybean by-products (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20 to 25%). Through this scheme, the Government withheld a fixed percentage over the FOB price of grains, which meant that any future price increase would have had an impact on both the farmers’ and the Government’s revenues. In early March 2008, the Argentine Executive Branch issued Resolution No. 125/08 pursuant to which the above scheme was transformed into a sliding scale withholding system for oilseed, grains and by-products. Under Resolution 125/08, the withholding rate (in percentage) would increase to the same extent as the crops’ price: the Government would collect the increase in prices in excess of certain levels and the farmers would be faced with a scheme similar to maximum prices. However, this scheme encountered fierce opposition by farmers’ representatives, which triggered a conflict that altered the commercialization and transport of goods, halted activities, reduced export registrations and led to massive popular protests both for and against the implementation of the sliding-scale withholdings. Finally, the Argentine Congress decided to repeal Resolution No. 125/08 and to reinstate the previous scheme of fixed withholdings.

Besides, public expenditures slowed down in the first months of the current year due to the decreased impact of arrears in payments of social security liabilities and grew less than revenues, contrary to what was seen in 2007.

Despite a volatile international context, the primary surplus coupled with the pre-financing of 2007 materially reduced the need to obtain financing and to place debt in the markets or to resort to disbursements by international credit agencies or Argentine Central Bank advances. Consequently, the public sector generated a contraction in the monetary basis that exceeded the targets in the 2008 Monetary Program.

In turn, the political and economic crisis from March to June 2008 took its toll on country risk rates. JP Morgan’s EMBI+ exceeded 700 basis points in August this year, marking a peak for the calendar year (See Figure 1). Besides, the Argentine government’s risk of default as measured by the 10-year Credit Default Swap spread posted 800 basis points in June 2008. Although these indicators point to levels similar to the year 2000 levels, previous to Argentina’s economic and

6

ALTO PALERMO S.A. (APSA)

Annual Report

financial crisis of 2001, it must be noted though that the remaining indicators draw a picture that is indeed in stark contrast to the situation in the year 2000 and so, there would be no reason to infer that the country is headed towards a crisis by focusing only on the EMBI+.

Figure 1. “EMBI+ Argentina, JP Morgan July 2007 – May 2008”

Source: Center for International Economics, Ministry of Foreign Affairs, Foreign Trade and Worship (Centro de Economía Internacional, Ministerio de Relaciones Exteriores, Comercio Internacional y Culto).

NOTE: Final data as of May 2008.

As concerns monetary policy, it must be emphasized that compliance by the Argentine Central Bank with the monetary targets fixed for the year 2007 accompanied by a policy of preventive reserve accumulation that covers 160% of the monetary basis and amounts to approximately US$ 50 billion (18% of GDP) dispelled doubts about the Argentine Central Bank’s ability to maintain the value of currency. Faced with the international financial crisis and the uncertainty arising from the conflict with farmers triggered by the Government’s attempt at implementing a sliding-scale withholding scheme over exports of grains, the Argentine Central Bank sent clear signs that it intended to loosen pressure on the foreign exchange market.

The second quarter of 2008 showed an increase in the demand for foreign currency, major volatility in deposits and increased short-term interest rates. However, the Argentine Central Bank still managed to meet the monetary targets thus marking the twentieth quarter of monetary compliance and combated the expectations of an Argentine Peso depreciation through major interventions in the foreign exchange market to regularize the demand of money and supply the market with liquidity. Thus, short-term interest rates in the monetary markets, which had started to rise in late April and during May, started to decrease in June. As regards the deposits held by the private sector in the financial system, although there has been a transfer of funds to sight deposits during the May turbulence, the situation of deposits was normal again in June, with the last twelve months coming to a close with a 17.5% year-on-year increase in sight deposits and a 15.7% increase year-on-year in term deposits.

The level of activity continues to perform positively and so do the level and quality of employment. If the downward trend in the unemployment level were to continue, the unemployment rate would post its lowest level since 1992 and it would represent 7% of the Economically Active Population, 0.5 percentage points below the measurement for the last four-month period of 2007. In the third

7

ALTO PALERMO S.A. (APSA)

Annual Report

calendar quarter, unemployment rate had been higher than in the previous quarter (8.4% compared to 7.5%) though this can be due to seasonal factors and according to the Argentine Central Bank, it would be reverting in the coming quarters. Services sectors continue to lead the ranking of creation of new jobs whilst the production of goods would see its demand remain constant.

When it comes to inflation, there are discrepancies between analysts and experts as regards the criteria employed in the calculation of the Consumer Price Index (CPI) by the Argentine Institute of Statistics and Census (INDEC). In May 2008, INDEC changed the methodology applied to calculate the CPI for the Greater Buenos Aires area by shrinking the scope of the analysis to focus on the behavior of 440 products whereas until April this scope had encompassed at least 800 products. Besides, goods will now stand for 62% of the sample whereas they previously stood for 53% of the sample and services will now stand for 38% of the sample though they had previously stood for 47% of the sample.

Along the same lines, discrepancies revolve around the set of available indicators, namely: Consumer Price Index – Greater Buenos Aires, Consumer Price Index Rest (INDEC’s approach to underlying inflation which excludes regulated prices and the prices that sustain seasonal changes such as food, clothing, tourism and education), Domestic Retail Price Index (IPIM in Spanish), Construction Cost Index (ICC in Spanish) and GDP Implied Price Index (IPI in Spanish). According to the CPI for the Greater Buenos Aires area, inflation would be in the region of 9.0% as of June 2008 and for the calendar year (cumulative for eleven months), whereas the year-on-year change as of March 2008 (a comparison to March 2007) points to an 8.8% increase. Besides, the Consumer Price Index Rest points to an 11.4% increase for the same period and the Consumer Price Index Argentina points to a 10% increase year-on-year as of February.

The Provincial Directorate of Statistics and Surveys of San Luis referred to year-on-year changes in CPI for nine jurisdictions (La Pampa, Misiones, Neuquén, Río Negro, Salta, San Luis, Santa Fe, Tierra del Fuego-Río Grande-Ushuaia) ranging from 21% to 34%.

In turn, the IPIM points to a year-on-year 14.6% increase as of May 2008, driven by the prices of imports and manufactured goods. The Construction Cost Index shows a 19.1% year-on-year rate as of May 2008, which is 0.6 percentage points above the measurement for May 2007. Lastly, the GDP Implied Price Index continued to show acceleration in the third quarter of the calendar year with a year-on-year 20% rate explained mainly by export prices (33.35% year-on-year) whereas the implied prices in Private Consumption showed a year-on-year 15.56% variation.

Finally, it must be noted that various private consultancy organizations estimated inflation at about 20% for the year 2007 and forecasted a price increase of at least 25% for 2008 on the basis of their own surveys, salary agreements, etc.

As regards salaries, 2007 came to a close with salary increases unheard of in the current economic expansion cycle with a year-on-year 22.7% variation. Along the same lines, private sector registered employees are expected to exhibit salary raises in excess of 20% per annum as a result of the basic collective bargaining agreements already executed; non-registered employees are expected to see their salaries rise by 24.1% and the public sector is expected to continue granting salary raises as it has been lagging behind and thus granting higher raises in the last year.

Source: World Bank, Central Bank of Argentina, INDEC, Fundación Capital and FIEL

8

ALTO PALERMO S.A. (APSA)

Annual Report

Main Indicators

	2001	2002	2003	2004	2005	2006	2007
Actual GDP Growth (in %)	-4.4%	-10.9%	8.8%	9.0%	9.2	8.5%	8.5%
Inflation (Combined prices) in % *	-1.7%	49.4%	16.0%	5.9%	9.1%	9.8%	8.5%
Unemployment Rate ***	20.5%	20.7%	14.5%	13.0%	10.1%	8.7%	7.6%
Primary Surplus (w/o privatizations) in % of GDP	0.5%	0.7%	2.3%	3.9%	3.7%	3.5%	3.2%
Exports—FOB (US$ million)	26,610	25,710	29,565	34,550	40,107	46,569	55,779
Imports—CIF (US$ million)	20,320	8,991	13,834	22,447	28,688	33,500	44,706
Trade balance (US$ million)	6,289	16,719	15,731	12,103	11,419	12,410	11,073
Balance of Payments Current Account (US$ billion)**	-3,291	8,673	7,659	3,349	5,705	8,053	7,466

Source: INDEC

(*)	Consumer Price Index – Greater Buenos Aires – INDEC
(**)	On an accrual basis
(***)	Country average (as a % of Economically Active Population)

9

ALTO PALERMO S.A. (APSA)

Annual Report

Evolution and Prospects of Shopping Centers in Argentina

As regards Shopping Centers market performance, we may assert that although there have been signs of deceleration, evolution of sales in Shopping Centers continued being favorable during the last fiscal year. Based on latest data made available by the INDEC, the first quarter of 2008 calendar year reflected a new improvement in total consumption, reaching an 8.2% positive year-on-year variation in the private component and 7.1% in the public component.

According to official data, increase in retail consumption was evidenced by a greater number of sales in Shopping Centers at constant prices. In June 2008, seasonally-adjusted sales at constant prices in Shopping Centers reflected a 26.2% year-on-year positive variation while total sales made during the first half of 2008 calendar year, reflect a 25.8% year-on-year increase variation compared to the same period in 2007.

Unemployment might continue decreasing on a year-on-year basis, taking into account the greater labor demand required by the spread of economic activity. For the first quarter of 2008 calendar year, unemployment rate measured by the Permanent Home Survey (EPH) prepared by the INDEC accounted for 8.4% of the Economically Active Population (EAP). Thus, the decreasing trend exhibited since 2002 might be extended through 2008, although the decrease would be below that reflected in recent years.

As to the economic activity, although a variation below that recorded in previous years is projected for 2008, it is expected that the activity continues acting as engine for sales in the Company’s Shopping Centers.

10

ALTO PALERMO S.A. (APSA)

Annual Report

4.	Brief comments on the Company’s activities during the Year

Operating performance

During this fiscal year, sales made by our tenants in the Company’s Shopping Centers significantly increased by 26.7% reaching Ps 3,581.5 million (information about Córdoba Shopping Villa Cabrera is not included because such property was purchased in December 2006 and therefore information would not correspond to compared period), compared to Ps. 2,825.8 million during the previous fiscal year. Including Córdoba Shopping Villa Cabrera, sales by our tenants reached Ps 3,702.3 million.

Furthermore, during this fiscal year, our Shopping Centers of the Buenos Aires City and Greater Buenos Aires recorded sales by tenants 25.5% over sales recorded during the previous fiscal year, from Ps. 2,153 million during the fiscal year ended June 30, 2007 to Ps. 2,703 million during fiscal year ended June 30, 2008. In terms adjusted for inflation as reported by official sources, this increase accounted for 14.9%.

During the fiscal year ended June 30, 2008, our Shopping Centers continued positioned as market leaders. The policy of permanent adjustment to customers’ requirements, along with the excellent quality of the Company’s assets, the loyalty and preference of consumers towards our Shopping Centers, favored the continuation of the rising evolution in sales by our tenants. During the twelve months ended on June 30, 2008, our share in the market in the Buenos Aires City and Greater Buenos Aires reached 39.6%.

As regards sales per square meter, our shopping centers of the Buenos Aires City and Greater Buenos Aires generated (annual) average sales per square meter of Ps. 19,420 while our competitors’ tenants generated average sales per square meter of Ps. 13,228. This evidences that our relative efficiency is 46.8% higher than that of the rest of the market. This ratio evidences the preference and loyalty of consumers for our assets and their excellent quality compared to those offered by the rest of the market.

11

ALTO PALERMO S.A. (APSA)

Annual Report

Relative Efficiency

Square meters used are those effective as of June 30, each year.

Source:	Preparation by us and purchase centers survey obtained by the INDEC.

The Gross Leasable Area of APSA in the Buenos Aires City and Greater Buenos Aires which indicates the space available for lease of business premises increased 11% compared to the previous year, mainly due to the opening of the department Store Falabella at Alto Avellaneda Shopping, which covers 11,600 m2.

We also own strategically located plots of land, which could give us the possibility of developing new Shopping Centers.

During this fiscal year, Shopping Centers were visited by approximately 73.6 million people accounting for a 4.5% increase compared to fiscal year 2007. Thus, our Shopping Centers exceeded all historical records. Furthermore, this ratio continues indicating the renewal and success of our commercial proposals which make our Shopping Centers unique places for leisure and entertainment.

12

ALTO PALERMO S.A. (APSA)

Annual Report

Occupancy of our Shopping Centers has been another rate kept at almost best levels during fiscal year 2008. The occupied Gross Leasable Area as at June 30, 2008 reached 99.3%.

Income from Leases and Services (*)

During fiscal year 2008, income from leases and services amounted to Ps. 347.3 million that is 28% above the previous year.

(*)	Adjusted by inflation until February 28, 2003 in accordance with accounting standards adopted by the Comisión Nacional de Valores.

As at June 30, 2008 and 2007, the composition of income from leases and services for the twelve month ended on such dates was as follows:

13

ALTO PALERMO S.A. (APSA)

Annual Report

While analyzing the evolution of the composition of income from leases and services between 2007 and 2008, we note that there is an increase in charges for supplementary rents which represents the percentage of lease collected by the company calculated on monthly gross sales by tenants. This is why the inflation climate and the recovery of sales are variables considered in our composition of income.

14

ALTO PALERMO S.A. (APSA)

Annual Report

Shopping Centers

Introduction

As of June 30, 2008, we are operators and owners of majority interests in a portfolio of ten shopping centers in Argentina, five of which are located in the Buenos Aires City (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich and Buenos Aires Design), one of them is located in the Greater Buenos Aires area (Alto Avellaneda) and the others in several provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

Our shopping centers comprise a total of 232,659 m2 of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenants’ sales in our shopping centers, (excluding Cordoba Shopping Center), as reported by retailers, were approximately Ps. 3,581.5 million for the fiscal year ended June 30, 2008 and Ps. 2,825.8 million for the fiscal year ended June 30, 2007 (with Cordoba Shopping Villa Cabrera, total sales as at June 30, de 2008 were Ps. 3,702.3 million). Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales. During fiscal year 2008, revenues from our main tenants represented approximately 2.5% of consolidated sales derived from rents and services.

As of June 30, 2008, we owned and/or operated the following ten shopping centers in Argentina:

	Interest owned	Location
Paseo Alcorta	100%	Ciudad de Buenos Aires, Argentina
Patio Bullrich	100%	Ciudad de Buenos Aires, Argentina
Abasto	100%	Ciudad de Buenos Aires, Argentina
Alto Palermo	100%	Ciudad de Buenos Aires, Argentina
Buenos Aires Design	54%	Ciudad de Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina

15

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the fiscal years indicated as follows:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	Ps.	Ps.	Ps.
Abasto	453,871,445	573,814,588	720,398,373
Alto Palermo	436,244,953	502,220,444	631,821,667
Alto Avellaneda	308,900,404	418,349,117	560,693,754
Paseo Alcorta	264,060,375	321,948,304	385,515,939
Patio Bullrich	195,877,528	226,200,714	271,411,516
Alto Noa	104,529,187	130,318,508	173,998,891
Buenos Aires Design	91,921,046	110,722,931	132,952,563
Mendoza Plaza	275,864,008	337,757,597	433,394,266
Alto Rosario	143,806,266	204,430,069	271,331,827
Córdoba Shopping- Villa Cabrera	—	—	120,827,838
Total sales (2)	2,275,075,212	2,825,762,272	3,702,346,634

(1)	Retail sales based upon information provided to us by tenants and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2008:

	Acquisition date	Gross leasable area (1)	Number of stores	Occupation percentage (2)	Alto Palermo Interest percentage	Book value as of June 30, 2008 (3)
		(m2)		(%)	(%)	(Ps.)
Abasto (4)	7/94	39,642	171	99.6	100	180,972
Alto Palermo (5)	11/97	18,551	143	100.0	100	178,662
Alto Avellaneda (6)	11/97	37,030	142	99.8	100	96,271
Paseo Alcorta	6/97	14,465	111	99.5	100	72,144
Patio Bullrich	10/98	11,685	80	100.0	100	101,291
Alto Noa (7)	3/95	18,851	89	100.0	100	25,039
Buenos Aires Design (8)	11/97	14,069	63	100.0	54	13,617
Mendoza Plaza (9)	12/94	39,688	152	97.7	100	88,363
Alto Rosario (10)	11/04	28,561	145	99.2	100	81,630
Córdoba Shopping –Villa Cabrera- (11)(12)	12/06	10,117	104	97.2	100	72,464
Total		232,659	1,200	99.3		910,413

(1)	Excludes the gross leasable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing m2 leased under leases in effect by gross leasable area as of June 30, 2008.
(3)	The accounting residual value is equal to the acquisition cost of fixed assets or development plus improvements, (adjusted as per inflation as of February 28, 2003), minus accumulated depreciations and charges for wear and tear/ recoveries.
(4)	Excludes approximately 3,800 m2 of space occupied by Museo de los Niños, Abasto.

16

ALTO PALERMO S.A. (APSA)

Annual Report

(5)	On November 18, 1997 we acquired a 75% interest in the property and on December 23, 1997 we acquired the remaining 25%.
(6)	On November 18, 1997 we acquired a 50% interest in the property and on December 23, 1997 we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We own a 54% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 53.7%.
(9)	During the fiscal year ended June 30, 2008, we increased our interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.
(10)	Excludes approximately 1,260 m2 of space occupied by Museo de los Niños, Rosario. Excludes Junín and Tedhy plot of land.
(11)	Excludes 12,371 m2 of space occupied by movie theaters and a supermarket.
(12)	On December 27, 2006 we acquired a 100% interest in the property (see note 14 to our Basic Financial Statements)

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates indicated:

	As of June 30,
	2006	2007	2008
Abasto	99.9	97.0	99.6
Alto Palermo	100.0	99.6	100.0
Alto Avellaneda	96.6	95.0	99.8
Paseo Alcorta	99.2	99.0	99.5
Patio Bullrich	100.0	100.0	100.0
Alto Noa	100.0	100.0	100.0
Buenos Aires Design	100.0	100.0	100.0
Mendoza Plaza	97.8	95.9	97.7
Alto Rosario	100.0	93.4	99.2
Cordoba Shopping Villa Cabrera	—	—	97.2

Weighted Average	99.3	97.8	99.3

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2006, 2007 and 2008:

17

ALTO PALERMO S.A. (APSA)

Annual Report

	Fiscal Year ended June 30 (1)
	2006 (Ps.)	2007 (Ps.)	2008 (Ps.)
Abasto	1,021.5	1,273.2	1,436.8
Alto Palermo	2,432.2	2,925.0	3,058.5
Alto Avellaneda (2)	899.7	1,099.8	972.4
Buenos Aires Design	501.4	633.7	672.8
Paseo Alcorta	1,628.7	2,074.2	2,313.8
Patio Bullrich	1,791.6	2,051.1	2,095.6
Alto Noa	280.0	343.9	461.2
Alto Rosario	376.0	484.2	608.6
Mendoza Plaza	353.8	455.6	537.0
Córdoba Shopping – Villa Cabrera	—	—	870.6

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission charges divided by gross leasable square meters.
(2)	Alto Avellaneda’s revenue fall per m2 in Fiscal Year 2008 is due to the inclusion of 11,600 m2 belonging to Falabella.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements expiration year as of June 30,	Number of Lease Agreements to Expire (1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	554	103,092	44	64,177,684	40
2010	291	39,340	17	40,347,812	25
2011	288	37,885	16	41,529,159	26
2012 and subsequent	67	52,342	23	13,216,865	9
Total(3) (2)	1,200	232,659	100	159,271,520	100

(1)	Including the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.
(3)	Does not include information from Córdoba Shopping – Villa Cabrera.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our consolidated annual audited financial statements included in other sections herein.

Detailed Information about each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

18

ALTO PALERMO S.A. (APSA)

Annual Report

Abasto, Buenos Aires City.

Abasto is a 171-store shopping center property located in the center of the Buenos Aires City with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto was opened on November 10, 1998. We invested approximately US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh product market for Buenos Aires. We converted the property into a 116,646 square meter shopping center (including parking lot) with approximately 39,642 m2 of gross leasable area. Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 24 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 9,890 m2, entertainment facilities and a 3,800 m2 children’s museum, not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 m2.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 720.4 million that represents sales per m2 of approximately Ps. 18,172.6. Revenues from leases increased from approximately Ps. 56.4 million for the fiscal year ended June 30, 2007 to Ps. 70.3 million for the fiscal year ended June 30, 2008, which represents monthly revenues per gross leasable square meter of Ps. 118.4 in 2007 and Ps. 147.8 in 2008.

As of June 30, 2008, the occupancy rate in Abasto was 99.6%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.8% of Abasto’s gross leasable area as of June 30, 2008 and approximately 8.7% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Garbarino	Electrical appliances	656.74	1.7
Zara	Large Department Store/ clothing	1,908.67	4.8
Frávega	Electronics/Computers	885.24	2.2
Rodo	Electronics/Computers	606.49	1.5
Mc Donald’s	Fast food	636.24	1.6
Total		4,693.38	11.8

19

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant mix of Abasto

The following table sets forth the tenant mix by types of business in Abasto:

Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Entertainment	14,112.71	35.60
Clothing & Footwear	15,049.24	37.96
Miscellaneous	3,216.54	8.11
Home & Decoration	4,291.55	10.83
Food	2,214.39	5.59
Services	757,89	1.91
Total	39,642.32	100.0

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal Year ended June 30 (1)
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	25,544.4	31,516.5	38,708.0
Percentage rent(1)	9,243.9	11,955.3	15,686.4
Total rent	34,788.3	43,471.8	54,394.4
Revenues from admission charges(2)	5,531.1	7,053.5	8,443.0
Management fees	600.0	960.0	960.0
Parking	3,176.5	3,945.2	5,418.2
Other	643.4	949.2	1,094.3
Total	44,739.3	56,379.7	70,309.9

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the related periods for leases effective June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2009	76	27,988	71	15,591,414	46

20

ALTO PALERMO S.A. (APSA)

Annual Report

2010	54	7,661	19	10,799,611	32
2011	34	3,425	9	6,380,400	19
2012 and subsequent years	7	568	1	840,162	3
Total	171	39,642	100	33,611,587	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Alto Palermo, Buenos Aires City

Alto Palermo is a 143-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the Buenos Aires City. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz Avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 m2 (including parking lot) that consists of 18,551 m2 of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 m2 and is targeted clientele consists of middle-income individuals between the ages of 28 and 40. Since January 2007 we started a substantial renovation of this shopping center which we partially finished in May 2008. This integral renovation includes the remodeling of the Coronel Díaz façade, the under-bridge in Arenales street, the Santa Fe access, the food court and the improvements to the shopping center’s inner space.

During fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 631.8 million which represents sales per square meter of approximately Ps. 34,058.6. Revenues from leases increased from approximately Ps. 57.7 million for the fiscal year 2007 to Ps. 70.3 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 264.2 in 2007 and Ps. 315.9 in 2008.

As of June 30, 2008, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.4% of its gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Zara	Large Department Store	1,384.00	7.5
Garbarino	Electronics/Computers	185.73	1.0
Frávega	Electronics/Computers	155.84	0.8
Sony Style	Electronics/Computers	784.66	4.2
Just for Sport	Sports	724.28	3.9
Total		3,234.51	17.4

21

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix by types of business in Alto Palermo:

Type of Business	Gross Leasable Area (m2)	% of Gross leasable Area (%)
Entertainment	1,270.01	6.85
Clothing & Footwear	9,905.84	53.40
Miscellaneous	1,047.25	5.65
Home & Decoration	2,058.93	11.10
Food	2,365.61	12.75
Services	1,903.37	10.26
Total	18,551.00	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	29,046.0	35,427.1	42,873.2
Percentage rent (1)	7,843.9	8,491.8	11,569.2
Total rent	36,889.9	43,918.9	54,442.4
Revenues from admission charges 2)	7,081.0	9,346.0	10,259.7
Management fees	664.8	965.0	960.0
Parking	2,826.4	3,215.7	4,401.8
Other	267.5	292.3	266.3

Total	47,729.6	57,737.9	70,330.2

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

22

ALTO PALERMO S.A. (APSA)

Annual Report

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	42	4,429	24	9,496,462	27
2010	40	3,951	21	8,133,551	23
2011	45	5,229	28	11,739,331	34
2012 and subsequent years	16	4,942	27	5,385,650	15
Total	143	18,551	100	34,754,994	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Alto Avellaneda, Greater Buenos Aires

Alto Avellaneda is a 142-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the Buenos Aires City. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 m2 (including parking lot) which consists of 37,030 m2 of gross leasable area and common areas covering 23,712 m2. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center and a food court with 17 restaurants and since April 28 this year it has a Falabella department store. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for the pro rata share of the parking lot condominium expenses of Alto Avellaneda. The shopping center has a 2,700-car free parking lot consisting of 47,856 m2. During the fiscal year ended June 30, 2008, we refurbished this shopping center. Consequently, the anchor store Falabella opened in April 2008.

Alto Avellaneda’s targeted clientele consists of middle income individuals between the ages of 16 and 30.

During the fiscal year end June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.560.7 million which represents sales per square meter of approximately Ps. 15,141.6. Revenues from leases increased from approximately Ps.31.2 million for the fiscal year ended on June 30, 2007 to Ps.40.5 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps.95.3 in 2007 and Ps.91.2 in 2008.

As of June 30, 2008, the occupancy rate in Alto Avellaneda was 99.8%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.7% of its gross leasable area at June 30, 2008 and approximately 12.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2008:

23

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Garbarino	Electronics/ Computers	356.32	1.0
Frávega	Electronics/ Computers	340.00	0.9
Falabella	Department Store	11,629.43	31.4
Compumundo	Electronics/ Computers	190.57	0.5
Megatone	Electronics/ Computers	316.00	0.9
Total		12,832.32	34.7

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix by types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area (m2)	% of Gross leasable Area (%)
Entertainment	7,189.68	19.42
Clothing & Footwear	10,791.54	29.14
Miscellaneous	2,174.47	5.87
Home & Decoration	2,847.64	7.69
Food	1,848.34	4.99
Services	548.90	1.48
Department Store	11,629.43	31.41
Total	37,030	100

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the revenues derived from Alto Avellaneda during the following periods:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	16,691.6	18,269.5	22,915.5
Percentage rent (1)	5,413.6	8,079.1	12,179.3
Total rent	22,105.2	26,348.6	35,094.8
Revenues from admission charges (2)	2,411.3	3,716.2	4,550.0
Management fees	360.0	600.0	600.0
Other	274.7	584.1	270.3

Total	25,151.2	31,248.9	40,515.1

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

24

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	54	10,949	30	6,621,143	35
2010	38	3,807	10	4,289,218	23
2011	43	7,367	20	7,297,286	39
2012 and subsequent years	7	14,907	40	686,731	4
Total	142	37,030	100	18,894,378	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Buenos Aires Design, Buenos Aires City

Buenos Aires Design is a shopping center with 63 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.64% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Grupo Bapro S.A. with a 44% interest.

As a result of a public bid, in February 1991, the Buenos Aires City granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the Buenos Aires City will extend the term of this concession upon its expiration in 2013. The concession agreement provides for Emprendimiento Recoleta to pay the Buenos Aires City a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among Other: severe breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the Area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of approximately Ps. 12,000 plus VAT.

Buenos Aires Design is situated in a high-income neighborhood named Recoleta in the Buenos Aires City, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas. Many exclusive hotels and restaurants are located in this area, and the shopping center is close to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 m2 (including parking lot) that consists of 14,069 gross meters of leasable area. The shopping center has 5 restaurants anchored

25

ALTO PALERMO S.A. (APSA)

Annual Report

by the Hard Rock Café and a terrace that covers 3,700 m2. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 132.9 million which represents sales per square meter of approximately Ps. 9,450. Revenues from leases increased from approximately Ps. 10.4 million for the fiscal year ended June 30, 2007 to Ps. 12.0 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 61.7 in 2007 and Ps. 71.2 in 2008.

As of June 30, 2008, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 22.9% of Buenos Aires Design’s gross leasable area on June 30, 2008 and approximately 20.1% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Garbarino	Electronics/Computers	193.82	1.4
Morph	Houseware/Gifts	1,032.32	7.3
Barugel Azulay	Construction Materials	311.8	2.2
Hard Rock Café	Restaurant	1,522.02	10.8
Kalpakian	Rugs/Upholstery/Fabrics	165.83	1.2
Total		3,225.79	22.9

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix by types of business in Buenos Aires Design:

Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Miscellaneous	2,262.12	16.08
Home & Decoration	8,054.69	57.25
Food	3,603.54	25.61
Services	148.66	1.06
Total	14,069	100.0

26

ALTO PALERMO S.A. (APSA)

Annual Report

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30,(1)
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	5,130.7	6,495.6	7,244.8
Percentage rent(2)	1,060.1	1,003.5	1,504.3
Total rent	6,190.8	7,499.1	8,749.1
Revenues from admission charges(3)	1,129.1	1,365.3	1,388.3
Management fees	183.8	459.8	603.3
Parking	930.7	989.2	1,220.0
Other	184.5	45.3	59.5
Total	8.618.9	10,358.7	12,020.2

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue proportional to gross sales of our tenants.
(3)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(2)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire(1)	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2009	30	3,348	24	2,554,201	38
2010	13	5,092	36	1,663,227	25
2011	13	2,273	16	1,782,400	26
2012 and subsequent years	7	3,356	24	735,598	11
Total	63	14,069	100	6,735,426	100

(1)	It does not reflect our holding in the property.
(2)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Paseo Alcorta, Buenos Aires City

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area

27

ALTO PALERMO S.A. (APSA)

Annual Report

of Palermo Chico, one of the most exclusive areas in the Buenos Aires City, and a short drive from downtown area, has a total constructed area of approximately 87,553,8 m2 (including parking lot) that consists of 14,465 m2 of gross leasable area. Paseo Alcorta has a multiplex cinema with four screens, a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for the pro rata share of the parking lot condominium expenses of the shopping center. Paseo Alcorta has three levels and a rented parking lot for approximately 1,300 cars (since the beginning of June 2008).

Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 385.5 million which represents sales per square meter of approximately Ps. 26,652. Revenues from leases increased from approximately Ps 31.2 million for the fiscal year end June 30, 2007 to Ps.37.4 million for the fiscal year ended June 30, 2008, which represent monthly revenues per gross leasable square meter of Ps.180.8 in 2007 and Ps.215.5 in 2008.

As of June 30, 2007, the occupancy rate in Paseo Alcorta was 99.5%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Zara	Large Department Store – clothing	1,100.4	7.6
Frávega	Electronics/Computers	210.79	1.5
Kartun	Perfumes/Drugstore	230.00	1.6
Etiqueta Negra	Men’s Casual Wear	248.39	1.7
Rapsodia	Women’s Casual Wear	258.2	1.8
Total		2,047.78	14.2

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix by types of business in Paseo Alcorta:

Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Entertainment	1,188.69	8.22

28

ALTO PALERMO S.A. (APSA)

Annual Report

Clothing & Footwear	7,567.64	52.32
Miscellaneous	1,295.80	8.96
Home & Decoration	1,520.13	10.51
Food	1,177.96	8.14
Services	1,714.77	11.85
Total	14,465	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	14,193.5	18,184.1	21,938.2
Percentage rent(1)	5,813.5	6,684.2	8,156.0
Total rent	20,007.0	24,868.3	30,094.2
Revenues from admission charges(2)	3,941.3	5,007.2	5,833.3
Management fees	212.5	360.0	480.0
Parking			364.0
Other	400.7	1,005.4	638.7
Total	24,561.5	31,241.9	37,410.2

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	52	8,281	57	9,433,168	48
2010	32	2,743	19	5,895,735	30
2011	21	1,703	12	3,346,308	17
2011 and subsequent years	6	1,738	12	943,298	5
Total	111	14,465	100	19,618,509	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

29

ALTO PALERMO S.A. (APSA)

Annual Report

Patio Bullrich, Buenos Aires City

Patio Bullrich is an 80-store shopping center which opened in 1988 and the first shopping center to start operations in the Buenos Aires City. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the Buenos Aires City. This district is a residential, cultural and tourist area that includes distinguished residential properties, historical sites, museums, theatres and embassies. The shopping center is located close to prestigious hotels and the City’s subway, bus and train systems. Furthermore, the shopping center is only 10 minutes by car from the downtown area of the Buenos Aires City.

Patio Bullrich covers a total constructed area of 29,982 m2 (including parking lot) that consist of 11,685 m2 of gross leasable area and common areas covering 12,472 m2. The shopping center has a multiplex cinema with four-movie theatres with 1.381 seats, an entertainment area of 3.066 m2 and a food court of 14 restaurants. The center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 m2.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 271.4 million that represents sales per square meter of approximately Ps. 23,227. Revenues from leases increased from approximately Ps. 25.4 million for the fiscal year ended June 30, 2007 to Ps. 28.9 million for the fiscal year ended June 2008, which represent monthly revenues per gross leasable square meter of Ps. 192.6 in 2007 and Ps. 205.9 in 2008.

As of June 30, 2008, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 18.3% of Patio Bullrich’s gross leasable area at June 30, 2008 and approximately 12.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Etiqueta Negra	Men’s Casual Wear	576.1	4.9
Zara	Large Department Store – clothing	786.0	6.7
La Martina	Men’s and Women’s Casual Wear	108.25	0.9
Christian Dior	Men’s Casual Wear	86.53	0.7
Rouge Internacional	Perfumes/Drugstore	599.6	5.1
Total		2,156.48	18.3

30

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix by types of business in Patio Bullrich:

Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Entertainment	3,055.19	26.15
Clothing & Footwear	5,820.17	49.81
Miscellaneous	1,501.99	12.85
Home & Decoration	208.86	1.78
Food	1,036.16	8.87
Services	62.62	0.54
Total	11,685	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	11,276.2	13,774.6	16,164.8
Percentage rent(1)	4,153.1	4,335.9	4,637.9
Total rent	15,429.3	18,110.5	20,802.7
Revenues from admission charges(2)	3,829.0	4,405.8	5,016.9
Management fees	480.0	690.0	780.0
Parking	1,589.6	1,722.3	2,165.4
Other	96.6	439.4	99.5
Total	21,424.5	25,368.0	28,864.5

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods

31

ALTO PALERMO S.A. (APSA)

Annual Report

indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration	Number of Lease Agreements to Expire(1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	34	4,275	37	5,467,363	36
2010	17	2,521	21	3,145,842	21
2011	23	2,563	22	4,309,988	28
2012 and subsequent years	6	2,326	20	2,391,055	15
Total	80	11,685	100	15,314,248	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is an 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 m2 (including parking lot) which consists of 18,851 m2 of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center has one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, the total amount paid was US$ 4.0 million. This loan accrues an interest at 180-day LIBOR plus 2-2.25 points. Under the agreement, the loan is being repaid by offsetting against the rent payable by Hoyts Cinema. The amount outstanding under this loan as of June 30, 2008 was Ps 3.7 million. If after 30 years of lease, the loan has not been fully repaid, the remaining balance shall become due. Pursuant to Decree No. 214/2002, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 173.9 million, which represents sales per square meter of approximately Ps. 9,230. Revenues from leases increased from approximately Ps.6.6 million for the fiscal year ended June 30, 2007 to Ps. 9.6 million for the fiscal year ended June 30, 2008 which represent monthly revenues per gross leasable square meter of Ps. 29.4 in 2007 and Ps. 42.5 in 2008.

As of June 30, 2008, the occupancy rate in Alto Noa was 100%.

32

ALTO PALERMO S.A. (APSA)

Annual Report

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33% of Alto Noa’s gross leasable area at June 30, 2008 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Supermercado Norte	Supermarket	3,080.54	16.3
Garbarino	Electronics/Computers	408.34	2.2
Frávega	Electronics/Computers	403	2.1
Slots	Games of chance	519.55	2.8
Y.P.F.	Other	1,812.5	9.6
Total		6,223.93	33.0

Tenant mix of Alto Noa

The following table sets forth the tenant mix by types of business in Alto Noa:

Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Entertainment	6,170.01	32.7
Clothing & Footwear	3,424.32	18.2
Miscellaneous	6,021.07	31.9
Home & Decoration	1,669.80	8.9
Food	1,282.13	6.8
Services	283.96	1.5
Total	18,851	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of pesos)
Revenues
Base rent	3,711.4	4,454.1	5,984.2
Percentage rent(1)	1,367.7	1,659.6	2,807.5
Total rent	5,079.1	6,113.7	8,791.7
Revenues from admission charges(2)	178.8	362.4	686.9
Other	(14.7)	159.2	143.7
Total	5,243.2	6,635.3	9,622.3

33

ALTO PALERMO S.A. (APSA)

Annual Report

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	34	7,680	41	1,776,770	40
2010	24	1,949	10	1,177,556	27
2011	27	5,795	31	1,306,400	30
2012 and subsequent years	4	3,427	18	156,000	3
Total	89	18,851	100	4,416,726	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 152-store shopping center which was opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2008 we own a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 39,688 m2 of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 m2 with ten movie theatres, the Chilean department store Falabella, a food court with 20 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, shopping center visitors generated total retail sales in nominal value of approximately Ps 433.4 million, which represents sales per square meter of approximately Ps. 10,920. Revenues from leases increased from approximately Ps. 18.8 million for the fiscal year ended June 30, 2007 to Ps. 24.2 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 39.7 in 2007 and Ps. 50.9 in 2008.

As of June 30, 2008, the occupancy rate in Mendoza Plaza Shopping was approximately 97.7%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.5% of Mendoza Plaza’s gross leasable area at June 30, 2008 and approximately 21% of its annual base rent for the fiscal year ended on such date.

34

ALTO PALERMO S.A. (APSA)

Annual Report

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Falabella	Large Department Store	6,970.01	17.6
Super Vea Plaza	Supermarket	4,419.08	11.1
Garbarino	Electronics/Computers	813.9	2.1
Frávega	Electronics/Computers	469.37	1.2
Red Megatone	Electronics/Computers	588.7	1.5
Total		13,261.06	33.5

Tenant mix of Mendoza Plaza

The following table sets forth the tenant mix by types of business in Mendoza Plaza:

Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Entertainment	9,501.54	23.9
Clothing & Footwear	9,085.12	22.9
Miscellaneous	6,625.84	16.7
Home & Decoration	2,995.51	7.5
Food	3,104.27	7.8
Services	1,405.83	3.5
Department Store	6,970.01	17.6
Total	39,688	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	8,843.5	11,041.2	13,773.3
Percentage rent(1)	3,552.8	4,906.5	7,080.0
Total rent	12,396.3	15,947.7	20,853.3
Revenues from admission charges(2)	1,425.4	2,000.9	2,327.0
Management fees	292.7	367.1	478.8
Other	521.2	463.6	0.0
Total	14,635.6	18,779.3	573.2

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

35

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	62	17,240	43	4,009,525	35
2010	42	7,507	19	3,394,049	29
2011	44	4,242	11	2,947,935	25
2012 and subsequent years	4	10,699	27	1,233,567	11
Total	152	39,688	100	11,585,076	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 m2, which consists of 28,561 m2 of gross leasable area. Alto Rosario has a food court with 15 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 movie theatres. The shopping center has one floor and has a free parking lot for 1,736 cars.

Alto Rosarios’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 271.3 million, which represents sales per square meter of approximately Ps. 9,098. Revenues from leases increased from approximately Ps. 15.5 million for the fiscal year ended June 2007 to Ps. 20.0 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 42.6 in 2007 and Ps. 58.5 in 2008.

As of June 30, 2008, the occupancy rate in Alto Rosario was 99.2%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.4% of Alto Rosario’s gross leasable area at June 30, 2008 and approximately 10.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2008:

36

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Frávega	Electronics/Computers	454.4	1.6
Red Megatone	Electronics/Computers	406.5	1.4
Sport 78	Sports	612.5	2.1
Cines Rosario	Cinemas	8,984	31.5
Compumundo	Electronics/Computers	232.5	0.8
Total		10,689.9	37.4

Tenant mix of Alto Rosario

The following table sets forth the tenant mix by types of business in Alto Rosario:

Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
Entertainment	10,041.62	35.2
Clothing & Footwear	10,961.22	38.3
Services	1,287.78	4.5
Miscellaneous	1,730.76	6.1
Food	2,269.13	7.9
Home & Decoration	2,271.38	7.9
Total	28,561.89	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	8,335.2	9,318.9	11,017.9
Percentage rent(1)	2,447.7	4,756.3	7,671.4
Total rent	10,782.9	14,075.2	18,689.3
Revenues from admission charges(2)	502.6	596.6	649.9
Management fees	360.0	420.0	450.0
Other	177.9	372.3	0.0
Total	11,823.4	15,464.1	19,789.2

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of estimated lease expirations for Alto Rosario during the

37

ALTO PALERMO S.A. (APSA)

Annual Report

periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration	Number of Lease Agreements to Expire(1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2008	114	13,519	47	6,868,122	76
2009	12	2,172	8	769,899	9
2010	12	2,936	10	809,821	9
2011 and subsequent	7	9,934	35	574,803	6
Total	145	28,561	100	9,022,645	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

Córdoba Shopping Villa Cabrera

On July 7, 2006 we entered into a stock purchase and sale agreement jointly with Shopping Alto Palermo S.A. for the purchase of all equity interests in Empalme S.A.I.C.F.A. y G., the company that owns Córdoba Shopping Villa Cabrera. The price agreed by the parties for such transaction was fixed in the gross sum of US$ 12.0 million plus a variable amount (originally established in the agreement) which was determined in the sum of Ps. 4.0 million. The company was incorporated on December 27, 2006. As of the date hereof, our Company and our subsidiary Shopping Alto Palermo S.A. have paid the sum of US$ 10.0 million and the amount corresponding to the “post-closing adjustment”. As of June 30, 2008, one installment of US$2.0 million is pending, which matures in December 2008, accruing an annual interest at the rate of 6.0%. As guarantee of the payment of the financed price, we have pledged 100% of our shares in Empalme in favor of the sellers. Such pledge shall be released once the last outstanding installment has been paid in full.

Córdoba Shopping Villa Cabrera is a shopping center with an area of 35,000 covered square meters, 10,177 of which are GLA square meters and which consists of 104 commercial stores, a multiplex cinema with 12 movie theaters, and parking lots for 1,500 vehicles, located in the city suburb of Villa Cabrera in the City of Córdoba. This investment represents a growth opportunity for us in the segment of shopping centers in line with our strategy of expansion and presence in the major markets in the interior of the country.

During the fiscal year ended July 30, 2008, visitors to the commercial center generated total nominal retail sales of approximately Ps. 120.8 million, which represent annual sales of approximately Ps. 11,943 per square meter. The total lease income for the fiscal year ended June 30, 2008 amounted to Ps. 10.6 million, which represent monthly revenues per gross leasable square meter of Ps. 87.1.

As of June 30, 2008, the occupancy rate in Córdoba Shopping Villa Cabrera was 97.2%.

Córdoba Shopping five largest tenants

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.7% of its gross leasable area as of June 30, 2008 and represented approximately 7.6% of its annual base rent for the fiscal year ended on such date.

The following table describes Córdoba Shopping five largest tenants as of June 30, 2008:

38

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant	Type of Business	Gross Leasable Area (m2)	% of Gross Leasable Area (%)
New Sport	Sports	205.22	2.0
Musimundo	Electronics / Computers	379.46	3.8
Dexter	Sports	405.23	4.0
Mc Donald’s	Fast Food	316.26	3.1
Canotier	Men’s Formal Wear	84.03	0.8
Total		1,390.2	13.7

Tenant Mix of Córdoba Shopping

The following table sets forth the tenant mix by types of business in Córdoba Shopping:

Type of Business	Gross Rentable Area (m2)	% Gross Rentable Area (%)
Entertainment	503.63	5.1
Clothing and Footwear	5,091,93	50.3
Services	925.49	9.1
Miscellaneous	1,142.13	11.3
Food	1,283.61	12.7
Home & Decoration	1,170.22	11.6
Total	10,117.01	100.0

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues derived from Córdoba Shopping during the following periods:

	Fiscal year ended June 30
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	—	—	6,926.6
Percentage rent (1)	—	—	2,006.5
Total rent	—	—	8,933.1
Revenues from admission charges (2)	—	—	1,081.0
Management fees	—	—	386.4
Other	—	—	176.3
Total	—	—	10,576.8

(1)	Percentage rent is the revenue proportional to gross sales of our tenants.
(2)	Admission charges are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

39

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Córdoba Shopping

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expirations	Number of Lease Agreements to Expire (1)	m2 of Leases to Expire	m2 Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2008	56	5,382	53	2,359,517	44
2009	19	1,937	19	1,079,124	20
2010	26	2,352	23	1,609,290	30
2011 and subsequent years	3	446	5	270,000	5
Total	104	10,117	100	5,317,931	100

(1)	Includes vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

40

ALTO PALERMO S.A. (APSA)

Annual Report

New Projects and Undeveloped Properties

Panamerican Mall Project, Buenos Aires City. In December 2006, we entered into several agreements for the construction, commercialization, and administration of a new shopping center to be developed in the Saavedra neighbourhood, in the Buenos Aires City, by Panamerican Mall S.A. This project includes the construction of a shopping center, a hypermarket, a multiplex cinema and an office building and/or a residential building; therefore, the completed project will cover an area larger than 50,000 m2 of GLA. This is one of the most important projects for the Company. During the month of March 2007, we started the construction of the shopping center, and we believe that it will be opened by the beginning of 2009. As of June 30, 2008, the degree of progress of the work was 32%.

Torres Rosario, City of Rosario. We are the owners of a plot of land of about 50,000 m2 in the Rosario City, in the same place where our shopping center Alto Rosario Shopping is located. On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. whereby the Company exchanges a fraction of lot 2-g, with a total area of 7,901.30 m2, intended for the construction of apartment buildings for 15 units to be built with an area of 1,504.45 m2 and 15 parking spaces. Moreover, APSA granted to Condominios an option to purchase via barter of lot 2 h. During the fiscal year ended, there has been work progress in the site, its completion being estimated for the first months of the calendar year 2009.

Neuquén Project The main asset of Shopping Neuquén S.A. is a plot of land of approximately 50,000 m2. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building. On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén whereby the terms to complete the shopping center and residential dwelling project were rescheduled and Shopping Neuquén S.A. was authorized to transfer to third parties title to the plots of land on which the property is to be divided, provided they are other than the one on which the Shopping Center is to be built. Such agreement was subject to two conditions, both of them have been already met, consisting in the fact that it should be ratified by means of an ordinance by the legislative body of the Municipality of Neuquén, and that the new preliminary project and the enlargement of the environmental impact study filed be approved by the Municipality of Neuquén. After such approval, the company will have to file the relevant layouts of such preliminary architectural project within the following 150 days. Such term matured on February 17, 2008, and filing has been made before such date. Once such layouts are registered—such registration is still pending as of the present fiscal year end—Shopping Neuquén S.A. must start with the works at the site within the term of 90 days.

Renovation works at existing Shopping Centers. During the fiscal year ended June 30, 2008, we concluded several refurbishing projects in our Shopping Centers. With regard to Paseo Alcorta, the construction of parking spaces in the area close to the Shopping Center is about to be completed and will open shortly. The anchor store, Falabella, has already been opened in Alto Avellaneda shopping center. As far as Patio Bullrich is concerned, we finished Yenny store during the first days subsequent to the closing of the quarterly period, and made progress in the construction of the buildings adjacent to the Shopping center. Regarding Alto Palermo Shopping, the renovation of the Coronel Díaz facade, the Santa Fe access and the food court were concluded and we are close to finishing the under-bridge in Arenales Street and improvements to the shopping centers’ inner space. Alto Palermo Shopping Center’s re-launching was accompanied by the incorporation of new tenants, which has generated a higher number of customers, enhancing the sales of the other tenants.

41

ALTO PALERMO S.A. (APSA)

Annual Report

Ex Escuela Gobernador Vicente de Olmos. In November 2006, Alto Palermo participated in a public bid called by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building called Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has an area of 5,147 m2. A part of the Patio Olmos shopping center operates inside it, distributed in four commercial plants and two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to the sector contemplated by the bid and legally linked through easement agreements. The building is under a 40 year-concession agreement that ends February 2032, in which we participate as grantor thereof. Such agreement establishes the payment of a phased canon in favor of the grantor which is increased by two thousand five hundred and thirteen pesos (Ps. 2,513) every 47 months. As of June 30, concession is going through its 196th month with a cannon in force of Ps. 12,565. On September 25, 2007, Alto Palermo executed with the Government of the Province of Cordoba, the title deed to the real property where the Patio Olmos Shopping Center is currently operating, simultaneously with the transfer of the relevant concession agreement. The balance of the purchase price agreed upon in Ps. 22.7 million was been paid out on such date.

Caballito Project. We are the owners of a plot of land with an area of approximately 25,539 m2 in the Buenos Aires City, in the Caballito neighbourhood. This land could be allocated to the construction of a shopping center. We have not yet obtained the authorization from the Government of the Buenos Aires City to develop the shopping center in this site, and for such reason we cannot now assure that we will obtain it.

Coto Residential Project. We are the owners of an air space of about 24,000 m2 above Coto Hypermarket, close to our Abasto Shopping Center, in downtown Buenos Aires. Alto Palermo S.A (APSA) and Coto Centro Integral de Comercialización S.A. (Coto) executed a public deed on September 24, 1997, whereby APSA acquired the rights to receive parking units and the rights to construct above the building located between Agüero, Lavalle, Guardia Vieja and Gallo Streets, in Abasto neighborhood. After the closing of fiscal year 2008, a conditional barter agreement was executed whereby APSA would transfer to Cyrsa 112 parking units and the rights to construct two building towers on the real property mentioned above provided several conditions were met. In consideration thereof, Cyrsa would deliver to APSA an amount to be determined in the future of dwelling units being part of the building to be constructed equivalent to 25% of the square meters, totaling not less than 4,053.5 m2, to be built. Additionally, if any, Cyrsa would deliver to APSA, a number of store-rooms equivalent to 25% of the store rooms of the future building. Moreover, should the conditions to which the whole transaction is subject, Cyrsa would pay the sum of US$88,815 and would perform works in the parking units that APSA would receive from Coto. This amount would be paid within 30 calendar days subsequent to the execution of the deed of barter. Coto, the current owner of the real properties mentioned above, where a Hypermarket and parking lots are located, must render certain material services as an essential condition for the implementation of this barter. Possession thereof will be delivered simultaneously with the execution of the relevant title deed thereto after the expiration of the term of 30 days from the date APSA gives notice to Cyrsa that the conditions precedent have been met. The total amount of the transaction between Cyrsa and APSA is US$ 5.9 million.

Acquisition of Soleil Factory, Province of Buenos Aires. In December 2007, the Company executed an offer and acceptance agreement for partial transfer of goodwill with INCSA, to purchase a portion of the Goodwill consisting of a Shopping Center built on the property where the shopping center Soleil Factory is actually operating located in the District of San Isidro, in the Province of Buenos Aires. Such transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, US$ 8.1 million of which were paid as advance payment. The balance

42

ALTO PALERMO S.A. (APSA)

Annual Report

of the price will be paid in 7 years, simultaneously with the payment of the seventh and last installment of the accrued interest.

Acquisition of Beruti Building. Before fiscal year end, Alto Palermo S.A. acquired a plot of land located at Beruti 3351/9, in Palermo neighborhood, Ciudad de Buenos Aires. The area of the real property is 3,207 m2 and was acquired for US$ 17.8 million. The significance of this acquisition lies on the strategic localization of the real property; it is very close to Alto Palermo, our main shopping center.

43

ALTO PALERMO S.A. (APSA)

Annual Report

Consumer Financing Segment

Through our subsidiary Tarshop, in which we hold and 80% interest, we participate in the consumer financing business. Tarshop does business as a non-regulated entity, and operates in the issue, processing and marketing of our own non-banking credit card called Tarjeta Shopping and grants loans and personal credits.

Tarshop competes in the two key businesses of consumer financing market: purchase and credit cards and personal loans. In addition, Tarshop competes in personal loans on the basis of two clearly differentiated product lines: cash loans and direct financing at stores.

As a result of the commercial strategy implemented by our subsidiary Tarshop, based on its positioning as one of the leading companies in the consumer financing market, and in view of the progress in personal loans reflected in the total sales of Tarshop, we have decided to change the name of our Credit Card segment to Consumer financing, so that this new name accurately reflects the Tarshop’s business.

As of June 30, 2008, Tarshop had 894,000 customer accounts of which 640,000 had unpaid balances, an average indebtedness of Ps. 1,630 per account. Total portfolio amounted to Ps. 1,044.6 million, 78% of which was securitized through the Tarjeta Shopping Financial Trusts Program.

Major sales derive from the credit card line, considering that fiscal year ended on June 30, 2008, accounted for 74% of total sales, with an amount of Ps. 1,413.8 million (average monthly amount of Ps. 117.8 million). To the date hereof, Tarshop has issued 958,000 cards including main holders and additional holders, and from 2005, it has issued, on average, over 11,000 cards for main holders.

On the other hand, during the abovementioned period, personal loans business line generated 26% average monthly sales. In recent years, personal loans granted extended and increased; their amount exceeded Ps. 502 million for fiscal year ended on June 30, 2008.

Tarshop has a commercial network that comprises 29 points of sale, spread in the Federal Buenos Aires City, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As at June 30, 2008, there were over 45,000 stores accepting our credit cards, 46% of which regularly made transactions and generated over 7.5 million transactions during the abovementioned year.

Tarshop also owns 50% of the capital stock of Metroshop S.A.; the remaining 50% is owned by Metronec S.A.-. It is a company engaged in marketing credit cards—by the technological addition of a chip that facilitates automatic access to the main means of transport—and personal loans through an independent distribution network. Tarshop provides processing of products marketed by Metroshop.

The table below contains information about the growth of our consumer financing business for the relevant fiscal years:

44

ALTO PALERMO S.A. (APSA)

Annual Report

	Fiscal year ended on June 30,
	2006	2007
	(in constant million Ps.)
Revenue:
Interest Collected	29.9	52
Commissions to merchants	22.7	35.8
Other fees and commissions	0.1	4.8
Interest, default interest, and other interest	5.9	14.8
Charges for account maintenance	22.2	33.2
Charges for Life and Disability Insurance	41.6	73.2
Income of Metroshop	0.4	1.7
Other services	0.1	2.4
Reissued credit cards	0.1	1.5
Total	123	219.4
Total credits(1)	384.6	723.5
Issued credit cards	0.5	0.6
Branches(2)	20	25
Adhered stores(2)	25,900	38,100

(1)	Including securitized fraction
(2)	Figures expressed in amounts

The table below contains information about the growth of our consumer financing business for fiscal year ended on June 30, 2008, according to income reclassification recorded in the financial statements of Tarshop:

Fiscal year ended on June 30,
2008
(in constant million Ps.)
Tariffs to Stores and Loans	41.5
Income from Services	163.8
Interest	74.6
Other Income from Services	6,4
Credit Card Renewal	—
Account Statements	4
Income from Metroshop services	2.8
Net income from Operation of Tarjeta Shopping	291.0

Purchase and credit card

Tarshop operates in this business not only as an issuing and financing company but also as processor of its own card trademark and as payer to the network of adhered stores accepting the product. The concentration of all these roles forms a closed purchase and credit card system.

45

ALTO PALERMO S.A. (APSA)

Annual Report

Tarjeta Shopping is accepted in over 45,000 adhered stores including the main supermarket and household appliances chains, shopping centers and stores all over the country.

Tarshop provides a wide variety of benefits, such as exclusive discounts and promotion, financing plans in installments, cash advances through Banelco and Link networks all over the country, balance financing through minimum payment, facilities for payment of monies due and payable appearing on accounts statements through different means: “Pago Fácil,” “Rapipago” and “Red Bapro;” through automatic teller machines networks “Banelco” and “Link;” through the Internet using the “Pago mis cuentas” service; or through direct payment by debit to the customer’s account, and, indeed, through our own network of branches.

An essential and differentiating element of Tarshop’s competitive strategy is the capacity to establish the eligibility of customers, granting them their credit card on the spot, embossing the card right away, at the branch, which allows the customer to have immediate access to use the product.

The main channels for attracting customers are the branches, maximized by stands and points of sale in shopping centers and retail stores.

Cash loans and consumer financing at stores

As regards Tarshop’s loans business, our subsidiary operates through two distinct modalities:

•	Personal loans related to the granting of cash amounts without a fixed destination, called “Préstamos Tarshop.”

•	Consumer financing at stores, which relates to the granting of loans to individuals intending to purchase a specific good, for a fixed amount in a store, called “Créditos Tarshop.”

To our subsidiary, “Préstamos Tarshop” refer to cash loans without fixed destination, to which the customer may have access through any of the Company’s branches.

Convenience as regards access alternatives also includes payment of installments in any of Tarshop’s branches, or in “Pago Fácil,” “Rapipago” and “Red Bapro;” through “Banelco” and “Link” automatic teller machines; through the Internet using the service “Pago mis cuentas;” or through direct payment by debit to the customer’s bank account.

Cash loans are granted in fixed installments in pesos and the terms offered vary according to market conditions.

To our subsidiary, “Créditos Tarshop” refer to direct financing at stores, i.e., immediate financing for the purchase of products (whether or not the buyers are already Tarshop customers at the time of purchase), in specific stores adhered to this modality.

Credit is granted on the spot, when the customer decides to make the purchase, upon customer’s submittal of the relevant documents. The store submits such documentation to our agreement center where, upon the relevant analysis of the documents, it is decided whether or not the credit is granted. A new technological tool which will speed up the analysis and granting steps is in process of being implemented. It is a self-developing program that will allow adhered stores to consult at once in the centralized databases.

46

ALTO PALERMO S.A. (APSA)

Annual Report

“Crédito Tarshop” is a highly potential product since it turns each adhered store into a small branch to attract more customers, not being required to install the infrastructure of a store. This modality mainly applies to stores selling durable and semi-durable goods and certain services marketing companies.

Distribution Network

Currently, Tarshop has 29 branches, including our shopping centers Alto Avellaneda, Alto Palermo and Abasto, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the Cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among other. Furthermore, it has branches in the Provinces of Córdoba, Tucumán, Catamarca, Salta and San Salvador de Jujuy. This increase is accompanied by the addition of a branch in Concepción de Tucumán.

Also, we have promotion stands, account opening and delivery of cards at Wal-Mart Avellaneda, Supermercados Coto located in the cities of Lanús, Sarandi, Temperley and Supermercado Hyper Libertar located in Salta. We have built up strategic alliances at the points of sales of certain major household appliances and motorcycle stores, where purchases can be made through the “1st Transaction” system, whereby the credit is granted on the spot, being no cards required for the first purchase.

Each Branch is organized as an autonomous and commercially independent business unit, managing resources to achieve its commercial goals, such as invoicing and account opening. Besides, Tarshop has its own ATM structure in branches for collection of monies due and payable appearing on account statements and for automatic granting of cash loans to customers, being the premises and procedures for handling and transfer, similar to those kept by bank branches.

Assessment

Applications for issue of credit products received through the various channels used to attract customers are subject to a credit assessment process. Steps followed for assessment are classified per activity as follows: verification and control of documents submitted, confirmation through an automated and sequential software that consults credit information and behavior bases supplied to the company by different providers, and finally, and whenever required, the data reported by the customer are validated via telephone verification. Upon completion of all data verification, analysis and determination of the account credit limit are performed.

Credit Limit Allocation

The process to allocate credit limit consists in the assessment through parameters of the amount to be granted according to the level of indebtedness, income and risk score. Calculation of income may take into account income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as guarantee thereof. The limit to be granted under the current credit policy shall not exceed the sum of Ps 30,000. Any credit exceeding this amount shall be duly authorized. Based on the information submitted by the applicant, on confirmations and verifications performed and in view of the inexistence of any negative backgrounds, the corresponding credit limit is allocated according to the analysis of the data submitted by the applicant. It is fixed in accordance with the parameters and requirements established by Tarshop under the effective policy. The amount of the credit limit allocated to an account is established by using a limit simulator, a program that calculates limits according to predefined variables per area, channel and product.

47

ALTO PALERMO S.A. (APSA)

Annual Report

As to limit increase applications, they are assessed based on the applicant’s seniority and payment behavior and their condition in the financial system. Moreover, Tarshop regularly updates the credit limit of an account, either manually or massively according to the analysis performed in the accounts by the Portfolio Analysis and Maintenance Area considering different behavior variables or the account holder’s credit profile.

Invoicing Cycle

Tarshop handles a unique invoicing cycle which ends on the 20th day each month and fixes a first maturity date between the 7th and the 11th day of the month to be closed. In addition to the foregoing, the statement fixes a second maturity date accruing interest on the 20th day each month. Amounts due appearing on account statements may be paid in any Branch of Tarshop or in any payment outlet belonging to mass collection agents contracted by Tarshop for that purpose. On the 20th day, unpaid amounts appearing on account statements are held in default and accounts are blocked for use until the customer makes the relevant payment.

Collection Process

Collection process is carried out according to the strategy defined by Risk Management. It is divided into different tranches of default; in addition to this, preventive action is taken through a system of automatic calls to accounts deemed by the Company as prospectively risky (Defaulting Accounts). Internal Management Process starts on the 23rd day each month through a telephone call and is based on the telephone call sustained by a predictive dialing tool by the Collection Area Call Center, which is simultaneously supplemented by delivering letters and automatic messages. This management is enhanced as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose. Upon expiration of the term for external pre-litigation handling, a portfolio analysis is performed and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address. Throughout the process the use of mitigation tools is assessed; these may range between refinancing and payment reduction for settlement.

As regards allowances for bad debts, the policies applied are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)3.

The table below shows the percentages of allowance calculated by Tarshop based on the rules issued by the Banco Central:

3	Allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligations default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied.

Further, the Company verifies coverage capabilities of the allowance resulting from the application of the procedure indicated in the previous paragraph, by evaluating the default risk portfolio according to its behavior.

Even if the Company uses the information available to carry out assessments, some future adjustments to allowance may be necessary if economic situations substantially differ from the hypotheses used to perform the assessments. The Company has considered all the facts and/or operations subject to reasonable and normal assessment methods, which are reflected in the basic financial statements.

48

ALTO PALERMO S.A. (APSA)

Annual Report

Delay	Allowance (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50

The table below provides information about our credit card credits (including securitized fraction):

	June 30,
	2007		2008
	(1)		(1)
Portfolio Condition
Regular Compliance(2)	627.4	86.71%	779.3	83.36%
Matured:
31-89 days	26.2	3.62%	33.2	3.55%
90-180 days	37.8	5.22%	55.5	5.94%
181-365 days	32.2	4.45%	66.9	7.16%
Total	723.6	100.00%	934.9	100.00%
Over 365 days and under legal proceedings(3)	55	—	109.7	—
Allowance for Bad Debts of Portfolio Effective as Percentage of Defaulting Portfolio	—	34.5%	—	36.5%
Allowance for Bad Debts of Portfolio Effective as Percentage of Effective Portfolio	—	4.6%	—	6.1%

(1)	In millions of Pesos
(2)	Loans under regular conditions, with delay not exceeding 30 days.
(3)	These credits are subject to a 100% allowance for bad debts.

Funding and Securitization Activities

Tarshop’s main liquidity needs and capital resources include: payment of sales made by retail stores, working capital needs, investment in new technology, the opening and improvement of branches and holding of cash to take advantage of opportunities that may arise. Tarshop has significantly expanded its business by securitizing its credit card receivables pursuant to the Tarjeta Shopping Trust Program. By resorting to this innovative financial engineering mechanism, Tarjeta Shopping has led one of the largest issues in the market and successfully placed 43 series for more than Ps.1.6 billion, and was assigned the highest rating by Standard & Poor’s.

Throughout its history, Tarshop has incurred liabilities mainly in local currency and to a lesser extent in foreign currency, and leveraged twice the coverage for its commitments incurred in foreign currency.

Receivables Portfolio Securitization

Tarshop has its own Ps.900 million Trust Security Program. To date, 43 series have been issued aggregating Ps.1,671 million in bonds and certificates of participation. During the first semester of

49

ALTO PALERMO S.A. (APSA)

Annual Report

2008, 6 series were issued for Ps. 386 million, while in the same period in 2007, 4 series were issued for Ps.261 million. Total terms under each issue range from 20 to 30 months. The applicable nominal interest rates for Class A and B Bonds are approximately 15.3% and 21.7%, respectively. Increases were recorded as compared to the previous year, as a result of the prevailing financial local market conditions. The interest accrued on both Bonds is subject to floor and ceiling rates. Class A Bonds in both the revolving and non-revolving structures have an AAA rating granted by S&P.

Liquidity Policy

Tarshop’s policy is to maintain cash and bank account balances for an average of approximately Ps.2.0 million. All balances and reserves are stated in local currency

Technology

Information systems are an essential element for credit card companies, as the processing of a large number of transactions in constant expansion and the management of unusual transaction peaks in certain key sales dates is required. This has prompted Tarjeta Shopping to procure state-of-the art technology, and for this reason the current data and transaction processing systems maintain all branches linked through its local intranet, allowing expediency and confidentiality in the handling and transmission of data. In addition, the participating stores may carry out transactions on-line 24 hours a day via POS networks operating in Argentina.

The expansion of the call center, our credit department and opening of branches required a significant investment in technology and communications, resulting in an aggressive growth in the number of transactions and inquiries answered, granting of accounts and increase in transactions processing speed.

The Area structure has 60 resources divided into four sectors: Systems Development, Technology, Server Management and IT Security. Business growth enabled to incorporate highly trained professionals, a better specialization and training of resources oriented to work under international standards and better practice methods.

Tarjeta Shopping operates with proprietary information systems for the main processes, developed and suited to the company’s business. Its main systems are developed in 4GL language and Java with Informix 10 Data Base Engine; currently, migrating to a new system developed on visual technologies under Oracle 10G Data Base. The main systems’ platform is composed of SUN Spark servers, with Solaris 10 operating system.

All business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these systems.

The systems allow the on-line capturing and validation of on-line purchases, receiving transactions through POS networks (mainly Posnet and LaPos), as well as cash withdrawal transactions through Banelco and Link ATMs.

Tarjeta Shopping’s equipment and IT systems are comparable to those used by large-scale credit card companies, which will allow it to respect its current cost structure while still maintaining the speed in the growth of accounts and portfolio it has been showing so far.

50

ALTO PALERMO S.A. (APSA)

Annual Report

Other segments

Fibesa S.A.

Fibesa is one of our exclusive real estate brokers of our shopping centers in which we own 99.99%.

In the fiscal year ended June 30, 2008, Fibesa obtained incomes for Ps. 17.3 million, a 29.7% more than the Ps. 13.3 million obtained during the fiscal year ended June 30, 2007.

The fiscal year ended June 30, 2008 has drawn a profit of Ps. 5.9 million compared to the profit of Ps. 4.7 million obtained during the fiscal year ended June 30, 2007.

Other important contracts

Agreement for Corporate Services with IRSA and CRESUD.

Considering that IRSA and Cresud have operative areas with certain similar features, the Board of Director deemed convenient to set up alternatives to reduce certain fixed costs of their activities, in order to reduce the effect on operating results, using and optimizing individual efficiencies in the different areas of the operational management of each company.

Therefore, a Master Contract for the Exchange of Corporate Services (with amendments) was entered into, which currently comprises the following areas in service exchange: Human Resources, Finance, Institutional Relations, Management and Control, Systems and Technology, Insurances, Purchase and Hiring, Messenger service, Contracts, Technique, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, Risks and Processes. This Agreement for Corporate Services Exchange is not within the provisions of section 73 Decree 677/01 in force.

The exchange of services is the rendering of services subject to payment related to any of the above mentioned areas, performed by one or more of the parties to the contract for the benefit of the other or other parties, billed and payable primarily through a compensation for service rendering of any of the areas and secondarily, in case of a difference in the value of the services rendered, in cash. This Framework Agreement for Corporate Service Exchange will be in force for 24 months, and will be automatically renewed for other 24 months unless termination is notified by any of the companies to the other.

In the present agreement the companies have entrusted an external audit consultant a six month review and evaluation of the criteria used in the settlement process of the corporate services, as well as the distribution bases and supporting documentation used in the above mentioned process, through a report made every six months.

Notwithstanding such operation, it should be noted that IRSA, Cresud and APSA’s strategic and commercial decisions are absolutely independent; the distribution of costs and benefits is made based on operative efficiency and equity, without pursuing individual economic benefits for the companies. The implementation of this project does not hinder the identification of the economic transactions or services involved, nor does it have an adverse effect on the internal control systems efficiency or on the internal and external audit tasks of each company, or hinder the possibility to expose the transactions related to the Agreement pursuant to Technical Pronouncement 21 of the FACPCE. Likewise, Mr. Alejandro Gustavo Elsztain is the General Coordinator and Mr. Abraham Perelman has been appointed as the individual person in charge.

51

ALTO PALERMO S.A. (APSA)

Annual Report

5.	Financial Review

Our total outstanding debt as of June 30, 2008 was Ps. 768.3 million, of which 68.0% was debt stated in United States Dollars and 32.0% in Pesos.

The table below sets forth information with respect to our debt as of June 30, 2008 and details its main elements:

	Debt as of June 30, 2008
	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total		Average rate %
	(in thousands)
Financial and Bank Loans
Convertible Corporate Notes(1)	US$	6,536	—	—	—	142,864	149,400		10%
Corporate Notes Class I(1)	US$	3,970	—	—	—	363,000	366,970		7.88%
Corporate Notes Class II(1)	Ps.	862	44,006	44,006	44,006	16,403	149,283	(2)	11%
Corporate notes issuance expenses	Ps.	(1,197)	(881)	(645)	(538)	(2,541)	(5,802)		—
Standard Bank (ex Bank Boston)	Ps.	7,100	—	—	—	—	7,100		14.84%
Banco Industrial	Ps.	7,500	—	—	—	—	7,500		16.5%
Banco Supervielle	Ps.	13,901	—	—	—	—	13,901		15.87%
Banco Comafi	Ps.	6,953	—	—	—	—	6,953		18.5%
Banco CMF	Ps.	5,250	—	—	—	—	5,250		27.16%
Banco Itaú	Ps.	6,009	—	—	—	—	6,009		15.84%
Banco BST	Ps.	4,600	—	—	—	—	4,600		19.31%
Banco BNP	Ps.	4,500	—	—	—	—	4,500		25%
Financial Trust Interest payable	Ps.	4,215	—	—	—	—	4,215		—
Other interest payable	Ps.	1,045	—	—	—	—	1,045		—

Total Financial and bank loans		71,154	43,125	43,361	43,468	519,726	720,834

Share purchase of Empalme S.A.C.I.F.A. y G(1)	US$	6,053	—	—	—	—	6,053		6%
Purchase of Beruti plot of land	Ps.	10,781	12,431	—	—	—	23,212
Total Mortgage Loans		16,834	12,431	—	—	—	29,265
Loans for share purchase of Mendoza Plaza Shopping S.A.	Ps.	9,090					9,090
Loans to stockholders of related companies	Ps.	8,236	—	—	—	—	8,236
Other Loans		678	191	—	—	—	869

Total Debt		105,992	55,747	43,361	43,468	519,726	768,294

(1)	Including Interest
(2)	Net of repurchased Corporate Notes

52

ALTO PALERMO S.A. (APSA)

Annual Report

10% Convertible Corporate Notes which mature in 2014. On July 19, 2002 we issued US$ 50.0 million Unsecured Convertible Corporate Notes (the “Convertible Corporate Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Corporate Notes was used to settle short-term bank loans in the sum of Ps. 27.3 million, and to redeem preferred corporate notes issued by us in the principal amount of Ps. 52.8 million. Convertible Corporate Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option in common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Corporate Notes was July 19, 2006, but at a special shareholders’ meeting held on May 2, 2006, shareholders approved the extension of the maturity date of Convertible Corporate Notes to July 19, 2014; the other terms and conditions remained unchanged. During fiscal years 2006, 2005, 2004 and 2003 holders of approximately US$ 2.77 million of our Convertible Corporate Notes exercised their conversion rights; consequently, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As at June 30, 2008 the outstanding balance of our Convertible Corporate Notes was US$ 47.2 million. If all bondholders exercise their conversion rights, our common shares would increase from Ps 782.1 million to Ps. 2,210.7 million.

Loans granted by Standard Bank Argentina S.A., Nuevo Banco Industrial de Azul S.A., Banco CMF S.A., Banco Comafi S.A. and Banco Supervielle S.A. Our subsidiary Tarshop executed the following loans: loan granted by Standard Bank Argentina S.A. in the sum of 7.4 million, posting as guarantee Participation Certificates corresponding to Series XXI, XXIII and XXV, XXVII and XXX Tarjeta Shopping Financial Trusts; loan granted by Nuevo Banco Industrial de Azul S.A. in the sum of Ps. 7.5 million posting as guarantee Participation Certificates corresponding to Series XXIX, XXXIV and XXXVI Tarjeta Shopping Financial Trusts; loan granted by Banco CMF S.A. in the sum of Ps. 5.3 million posting as guarantee Participation Certificates corresponding to Series XXXIII Tarjeta Shopping Financial Trust; loan granted by Banco Comafi S.A. in the sum of Ps. 7.0 million posting as guarantee Participation Certificates corresponding to Series XXVIII, XXXI and XXXV Tarjeta Shopping Financial Trusts; loan granted by Banco Supervielle S.A. in the sum of Ps. 14.2 million posting as guarantee Participation Certificates corresponding to Series XXXII, XXXVII and XXXVIII Tarjeta Shopping Financial Trusts.

Purchase of shares– Empalme S.A.I.C.F.A. y G. On July 7, 2006 we entered into a share purchase agreement along with our subsidiary Shopping Alto Palermo S.A. for the purchase of all shareholding in Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The agreed upon purchase price was fixed in a gross sum of US$12.0 million plus a variable amount (originally established in the agreement), which was fixed in the sum of Ps. 4.0 million. The addition of the company was completed on December 31, 2006. As of the date hereof, our Company and our subsidiary Shopping Alto Palermo S.A., have paid US$10.0 million and the amount for “adjustment made after closing”. As at June 30, 2008 an installment in the sum of US$ 2.0 million which expires on December 16, 2008 is outstanding and accrues a 6.0% interest annually. As guarantee for the payment of the remaining portion of the price, we have created a pledge on 100% of our shares in Empalme in favor of the Sellers. Upon payment of each of the remaining installments, the pledge shall be released.

Series I and Series II Notes On May 11, 2007 Alto Palermo S.A. issued two new Series of Notes totaling US$170 million. Class I corresponds to the issue of US$120 million maturing on May 11, 2017, at a 7.875% interest rate payable semi-annually on May 11 and November 11 each year as from November 11, 2007. The principal amount of this Serie shall be fully paid at maturity. Series II

53

ALTO PALERMO S.A. (APSA)

Annual Report

corresponds to the issue of Ps. 154.0 million (equivalent to US$50 million) maturing on June 11, 2012, at a 11% fixed interest rate payable semi-annually on June 11 and December 11 each year as from December 11, 2007. The principal amount shall be paid in seven equal and consecutive semi-annual installments as from June 11, 2009.

These issues constitute Series I and II within the scope of the Notes Issue Global Program at a par value not exceeding US$ 200 million (the “Program”) authorized by the Comisión Nacional de Valores through Resolution No. 15,614 dated April 19, 2007.

Series I and Series II Notes have been rated by Standard & Poor´s Ratings Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). S&P has rated both Series I and Series II as B+ at international scale and raAA- at local scale, while Fitch has rated both Series I and Series II as B+ at international scale and AA-(arg) at local scale.

The table below sets forth some of the most important financial indicators for the company:

	June 30, 2008 (Ps.)	June 30, 2007 (Ps.)	Variation (Ps.)	Difference (%)
EBITDA(1)	238,855,215	223,828,930	15,026,285	6.7%
EBITDA per share	3.05	2.86	0.19	6.6%
EBITDA per share Fully Diluted	1.08	1.00	0.08	8.0%
EBITDA Leases and Services	256,079,008	193,655,138	62,423,870	32.2%
EBITDA Consumer financing	(17,259,124)	33,277,144	(50,536,268)	(151.9%)
EBITDA Other segments	35,331	(3,103,351)	3,138,682	(101.1%)
Financial Debt(2)	757,555,710	749,841,865	7,713,845	1.0%
Outstanding shares	78,206,421	78,206,421	—	0.0%
Amount of Fully Diluted Shares	221,070,921	224,282,421	(3,211,500)	(1.4%)
Share price	11.50	14.50	(3.00)	(20.7%)
Market Capitalization	899,373,842	1,133,993,105	(234,619,263)	(20.7%)
Fully Diluted Market Capitalization	2,542,315,592	3,252,095,105	(709,779,513)	(21.8%)
Enterprise value(3)	1,295,653,330	1,366,596,519	(70,943,189)	(5.7%)
Fully Diluted Enterprise value	2,795,730,580	3,338,622,519	(542,891,939)	(16.3%)
Financial Debt / Enterprise value	0.57	0.55	0.02	3.9%
FFO(4)	151,684,650	141,546,118	10,138,532	7.2%
FFO per share	1.94	1.81	0.13	7.2%
Net Income	79,969,977	64,056,564	15,913,413	24.8%

(1)	Operative income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operative performance.
(2)	Financial Debt, net of accrued interests and issuance expenses of accruable corporate notes (including financial debts with corporations Section 33 Law 19.550)
(3)	Outstanding shares at their market value at each fiscal year end, plus financial liabilities minus cash and banks and current investments.
(4)	Funds from operations calculated as the year’s results before amortization and depreciation and other net income and expenses. The FFO is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operative performance.

54

ALTO PALERMO S.A. (APSA)

Annual Report

6.	Management’s Analysis of the results and financial resources

Revenues

Our net revenues increased 32.5%, from Ps. 483.2 million during fiscal year ended June 30, 2007 to Ps. 640.1 million during the fiscal year ended June 30, 2008. This was mainly as a result of: (i) a Ps. 78.0 million increase in revenues from our Consumer Financing segment (formerly called “Credit Card”); (ii) a Ps. 76.1 million increase in revenues from our Leases and Services segment and; (iii) an increase in revenues in our Other segment generated from the barter of a plot of land adjacent to Alto Rosario Shopping for Ps. 3.3 million during fiscal year ended June 30, 2008.

Leases and Services. Revenues from Leases and Services increased 28.1% from Ps. 271.2 million during fiscal year ended June 30, 2007 to Ps. 347.3 million during fiscal year ended June 30, 2008. This was mainly due to a Ps. 63.3 million increase in revenues from leases and admission charges as a result of (i) a 24.3% increase in the average price per square meter and (ii) a 31.0% increase in total sales from our tenants, which increased from Ps. 2,825.8 million during fiscal year ended June 30, 2007, to Ps. 3,702.3 million during fiscal year ended June 30, 2008, resulting in higher percentage rents.

Consumer Financing. Revenues from our Consumer Financing segment increased 36.6%, from Ps. 213.0 million during the fiscal year ended June 30, 2007 to 291.0 million during the fiscal year ended June 30, 2008. This was a result of the favorable macroeconomic conditions, the increase in general consumption level and the continuing expansion of our services, as reflected by (i) an increase in sales at stores and supermarkets, and (ii) an increase in the bills/statements of account issued.

Other. Revenues from our Other segment increased from Ps. 0.4 millions during fiscal year ended June 30, 2007, to Ps. 3.7 million during fiscal year ended June 30, 2008, mainly because of the barter of the land adjacent to Alto Rosario Shopping.

	Net Revenues for the Fiscal Years ended June 30
	2008	2007
	(in millions of Ps.)
Leases and Services	347.3	271.2
Consumption Funding	291.0	213.0
Other	3.7	0.4
Eliminations	-1.9	-1.4

Total Income	640.1	483.2

Costs

Costs increased 37.6%, from Ps. 168.2 million during fiscal year ended June 30, 2007, to Ps. 231.5 million during fiscal year ended June 30, 2008. This was mainly as a result of: (i) a Ps. 54.5 million increase in the costs of our Consumer Financing segment; (ii) a Ps. 8.2 million increase in the costs of our Leases and Services segment (iii) a Ps. 2.2 million increase in the costs of our Other segment due to the exchange of the parcel of land adjacent to Alto Rosario Shopping during fiscal year ended June 30, 2008. Total costs as a percentage of total revenues increased from 34.8% during fiscal year ended

55

ALTO PALERMO S.A. (APSA)

Annual Report

June 30, 2007 to 36.2% during fiscal year ended June 30, 2008, as a result of higher percentage increase in costs as compared to total revenues.

Leases and Services. Cost from Leases and Services increased 9.1%, from Ps.90.6 million during fiscal year ended June 30, 2007, to Ps.98.8 million during fiscal year ended June 30, 2008. This increase was mainly attributable to: (i) an increase in depreciation and amortization expenses amounting to Ps.6.2 million; (ii) a Ps. 1.7 million increase in costs relating to lawsuit contingencies; (iii) a Ps.1.4 million increase in parking costs; (iv) a Ps. 1.0 increase in the costs of non-recovered condominium expenses, partially offset by (v) a decrease in costs related to renovation and refurbishment of our leasable areas amounting to Ps. 2.2 million. Costs of our Leases and Services segment as a percentage of revenues from this segment decreased from 33.4%, during fiscal year ended June 30, 2007, to 28.4% during fiscal year ended June 30, 2008, mainly due to a lesser increase in costs from this segment of 9.1% as compared to a 28.1% increase in its revenues.

Consumer Financing. Cost from our Consumer Financing segment increased 70.4%, from Ps. 77.4 million during fiscal year ended June 30, 2007, to Ps.131.9 million during fiscal year ended June 30, 2008, mainly as a result of: (i) an increase in commission and interest expenses; (ii) an increase in the costs of salaries and social security expenses; (iii) an increase in expenses for third parties’ fees and services, and (iv) an increase in taxes, duties and contribution expenses as a result of expansion of our operations. The Costs of our Consumer Financing segment as a percentage of revenues from this segment increased from 36.3% during fiscal year ended June 30, 2007 to 45.3% during fiscal year ended June 30, 2008 as a result of a higher increase of 70.4% in costs of this segment compared to the 36.6% increase in its revenues.

Other. Costs from our Other segment increased 157.1%, from Ps.1.4 million during fiscal year ended June 30, 2007 to Ps. 3.6 million during fiscal year ended June 30, 2008, as a result of the exchange of the parcel of land adjacent to Alto Rosario Shopping during fiscal year ended June 30, 2008 as compared to the previous year which only recorded expenses for the sale of the Panamerican Mall S.A. parcel of land.

Cost chart	Costs For fiscal years ended June 30
	2008	2007
	(in millions of Ps.)
Leases and Services	-98.8	-90.6
Consumer Financing	-131.9	-77.4
Other	-3.6	-1.4
Eliminations	2.8	1.2

Total Costs	-231.5	-168.2

Gross Profit

Due to the factors above mentioned, gross profit increased 29.8%, from Ps.314.9 million during fiscal year ended June 30, 2007, to Ps.408.7 million during fiscal year ended June 30, 2008. Gross profit as a percentage of total revenues decreased from 65.2% during fiscal year ended June 30, 2007, to 63.8% during fiscal year ended June 30, 2008, mainly as a result of a decrease in the

56

ALTO PALERMO S.A. (APSA)

Annual Report

gross margin of our Consumer Financing segment, partially offset by an increase in the gross margin of our Leases and Services and Other segments.

Leases and Services. Gross profit from Leases and Services increased 37.5%, from Ps.180.6 million during fiscal year ended June 30, 2007, to Ps.248.4 million during fiscal year ended June 30, 2008, mainly as a result of a 31.0% increase in our shopping center tenants’ sales total, which increased from Ps.2,825.8 million during fiscal year ended June 30, 2007, to Ps.3,702.3 million during fiscal year ended June 30, 2008, which resulted in higher percentage rents. Gross profit from our Leases and Services segment as a percentage of revenues from this segment increased from 66.6% during fiscal year ended June 30, 2007, to 71.5% during fiscal year ended June 30, 2008, mainly due to a 28.1% increase in revenues from this segment compared to a 9.1% increase in its costs during such fiscal year, for the reasons above mentioned.

Consumer Financing. Gross profit from Consumer Financing increased 17.5%, from Ps 135.5 million during fiscal year ended June 30, 2007, to Ps.159.2 million during fiscal year ended June 30, 2008, as a consequence of the continuing expansion of our subsidiary Tarshop’s operations. Gross profit from Consumer Financing segment as a percentage of revenues from this segment decreased from 63.6% during fiscal year ended June 30, 2007, to 54.7% during fiscal year ended June 30, 2008. This was mainly attributable to a higher increase in costs for this segment, of 70.4%, compared to the 36.6% increase in revenues for such fiscal year.

Other. Gross profit from our Other segment increased from Ps.1.0 million loss during fiscal year ended June 30, 2007, to a Ps.0.1 million gain during fiscal year ended June 30, 2008, mainly as a consequence of the results of the non-recurring sales /exchange which took place during fiscal years ended June 30, 2008 and 2007.

Gross profit	Gross Profit For Fiscal Years ended June 30
	2008	2007
	(in millions of Ps.)
Leases and Services	248.4	180.6
Consumer Financing	159.2	135.5
Other	0.1	-1.0
Eliminations	1.0	-0.2

Total gross profit	408.7	314.9

Selling expenses

Selling expenses increased 62.1%, from Ps.84,2 million during fiscal year ended June 30, 2007, to Ps 136.5 million during fiscal year ended June 30, 2008, mainly as a result of a Ps.49.4 million increase in expenses from our Consumer Financing segment due the grow of its operations. Total selling expenses, as a percentage of total revenues, increased from 17.4% during fiscal year ended June 30, 2007 to 21.3% during fiscal year ended June 30, 2008, as a result of a 62.1% increase in selling expenses as compared to a 32.5% increase in revenues during such year.

Leases and Services. Selling expenses from Leases and Services increased 24.6%, from Ps.19.9 million during fiscal year ended June 30, 2007 to Ps.24.8 million during fiscal year ended June 30,

57

ALTO PALERMO S.A. (APSA)

Annual Report

2008, as a result of: (i) a Ps.2.6 million increase in the turnover tax expense; (ii) a Ps. 2.1 million increase in costs of salaries and social security, partially offset by (iii) a decrease in the allowance for doubtful accounts of Ps.1.1 million. Selling expenses, as a percentage of revenues from the Leases and Services segment, decreased slightly from 7.3% during fiscal year ended June 30, 2007 to 7.1% during fiscal year ended June 30, 2008.

Consumer Financing. Selling expenses from the Consumer Financing segment increased 79.7%, from Ps.62.0 million during fiscal year ended June 30, 2007 to Ps.111.4 million during fiscal year ended June 30, 2008, mainly due to: (i) an increase in allowance for doubtful accounts of Ps. 38.6 million. In this case it is important to note that as at June 30, 2008 the allowance criteria increased with respect to those applied in the previous fiscal year considering portfolio recovery assessment: The effect of this increase generated a higher bad debt chargeoff of Ps.21.8 million. (ii) a Ps. 5.5 million increase in advertising expenses and rewards; (iii) a Ps.4.7 million increase in turnover tax expenses. Selling expenses, as a percentage of revenues from the Consumer Financing segment, increased from 29.1% during fiscal year ended June 30, 2007 to 38.3% during fiscal year ended June 30, 2008.

Other. Selling expenses from our Other segment decreased from Ps.2.3 million during fiscal year ended June 30, 2007 to Ps.0.3 million during fiscal year ended June 30, 2008, mainly as a result of inclusion at June 30, 2007 of turnover tax expenses arising from the aforementioned sale of the parcel of land located in the neighborhood of Saavedra.

	Selling Expenses For Fiscal years ended June 30
	2008	2007
	(in millions of Ps.)
Leases and services	-24.8	-19.9
Consumer Financing	-111.4	-62.0
Other	-0.3	-2.3
Eliminations	0.0	0.0

Total selling expenses	-136.5	-84.2

Administrative Expenses

Administrative expenses increased 36.1% from Ps. 80.0 million during fiscal year ended June 30, 2007 to Ps 108.9 million during fiscal year ended June 30, 2008. This increase is mainly as a result of: (i) a Ps 22.3 million increase in expenses of our Consumer Financing segment and (ii) a Ps. 6.7 million increase in expenses from our Leases and Services segment. Total administrative expenses, as a percentage of total revenues, increased from 16.6% during fiscal year ended June 30, 2007 to 17.0% during fiscal year ended June 30, 2008, mainly due to an increase in administrative expenses from our Consumer Financing segment at a higher rate than its respective revenues during such fiscal year.

Leases and Services. Administrative expenses from Leases and Services increased 19.9%, from Ps.33.7 million during fiscal year ended June 30, 2007 to Ps.40.4 million during fiscal year ended June 30, 2008, as a result of: (i) a Ps. 3.3 million increase in expenses for salaries, incentives and social security charges; (ii) Ps.1.7 million increase in expenses for taxes, duties and contribution expenses, mainly arising from the tax on bank debits and credits; (iii) a Ps.1.3 million increase in compensation to our board of directors. Administrative expenses of Leases and Services, as a percentage of revenues from this segment, decreased from 12.4% during fiscal year ended June 30, 2007 to 11.6% during fiscal year ended June 30, 2008.

58

ALTO PALERMO S.A. (APSA)

Annual Report

Consumer Financing. Administrative expenses from Consumer Financing increased 48.3%, from Ps. 46.2 million during fiscal year ended June 30, 2007 to Ps. 68.5 million during fiscal year ended June 30, 2008, as a result of: (i) a Ps. 9.1 million increase in salaries, incentives, and social security expenses; (ii) a Ps. 7.5 million increase in expenses for third parties’ fees and services (iii) a Ps.4.2 million increase in taxes, duties and contribution expenses and rent expenses. Administrative expenses from Consumer Financing segment, as a percentage of revenues from this segment, increased from 21.7% during fiscal year ended June 30, 2007 to 23.5% during fiscal year ended June 30, 2008.

Other. Administrative expenses from our Other segment did not change significantly.

	Administrative expenses For Fiscal years ended June 30
	2008	2007
	(in millions of Ps.)
Leases and services	-40.4	-33.7
Consumer Financing	-68.5	-46.2
Other	0.0	-0.4
Eliminations	0.0	0.3

Total administrative expenses	-108.9	-80

Net income from interest in Financial Trusts

Net income from interest in Financial Trusts decreased Ps 4.6 million, from a Ps 3.3 million profit during fiscal year ended June 30, 2007 to a Ps 1.3 million loss during fiscal year ended June 30, 2008 mainly as a result of new issuances of credit card trusts and the valuation of our interest. As of June 30, 2008 a Ps.12.0 Depreciation allowance was made so as to adjust the book value of our interest certificates to their estimated recovery value.

Gain from recognition of inventories at net realizable value

Gain from valuation of inventories at net realizable value decreased 66.1%, from Ps.0.5 million during fiscal year ended June 30, 2007 to Ps.0.2 million during fiscal year ended June 30, 2008. As for both fiscal years, this gain was provided by the valuation at its net realizable value (in compliance with the conditions provided for in Technical Pronouncement No. 17) of a parcel of land located in the City of Rosario.

Operating income

As a result of the above, operating income increased 5.0%, from Ps. 154.5 million during fiscal year ended June 30, 2007 to Ps.162.2 million during fiscal year ended June 30, 2008, mainly as a result of an increase in operating income from Leases and Services and Other of Ps.56.1 million and Ps.3.2 million, respectively, partially offset by a Ps.52.7 million decrease in the Consumer Financing segment. Operating income as a percentage of total revenues decreased from 32.0% during fiscal year ended June 30, 2007 to 25.3% during fiscal year ended June 30, 2008, mainly as a result of a decrease in the operating margin of our Consumer Financing segment.

59

ALTO PALERMO S.A. (APSA)

Annual Report

Leases and Services. Income from Leases and Services increased 44.2%, from Ps.127.1 million during fiscal year ended June 30, 2007 to Ps.183.2 million during fiscal year ended June 30, 2008, mainly as a consequence of a 28.1% increase in revenues from this segment, partially offset by a 9.1% increase in direct operating costs, a 24.6% increase in selling expenses and a 19.9% increase in administrative expenses from this segment. Operating income from Leases and Services, as a percentage of revenues from this segment, increased from 46.9% during fiscal year ended June 30, 2007 to 52.7% during fiscal year ended June 30, 2008.

Consumer Financing. The operating income from Consumer Financing decreased 172.2%, from a Ps.30.6 million gain during fiscal year ended June 30, 2007 to a 22.1 million loss during fiscal year ended June 30, 2008. This change was mainly the result of an increase in costs, selling and administrative expenses, partially offset by revenues from this segment. Operating income from Consumer Financing, as a percentage of revenues from this segment, decreased from 14.4% during fiscal year ended June 30, 2007 to (7.6%) during fiscal year ended June 30, 2008 as a result of increases of 70.4%, 79.7% and 48.3% in costs, selling expenses and administrative expenses, respectively, related to this segment compared to a lesser increase of 36.6% in revenues during such fiscal year.

Other. Operating loss from our Other segment decreased Ps.3.2 million, from Ps.3.2 million during fiscal year ended June 30, 2007 to Ps.0.04 million during fiscal year ended June 30, 2008. This variation was due to recognition of the sale of the parcel of land of Panamerican Mall S.A. at June 30, 2007 and to the exchange of land adjacent to Alto Rosario Shopping during fiscal year ended June 30, 2008.

	Operating income (loss) For Fiscal years ended June 30
	2008	2007
	(in thousands of Ps.)
Leases and services	183.2	127.1
Consumer Financing	-22.1	30.6
Other	0.0	-3.2
Eliminations	1.0	0.1

Total Ordinary Income	162.1	154.6

Equity loss from related companies – Sect. 33 of Argentine Corporations Law No. 19 550

Our equity loss in related companies decreased from Ps. 0.7 million generated by our interest in E-Commerce Latina S.A. (currently owned by IRSA Inversiones y Representaciones S.A. and Patagonian Invest S.A.) as at June 30, 2007 to Ps. 0.01 million generated by the liquidation of Puerto S.A. as at June 30, 2008.

Amortization of goodwill

The loss from amortization of goodwill decreased 50.0%, from Ps.4.4 million during fiscal year ended June 30, 2007 to Ps.2.2 million during fiscal year ended June 30, 2008, mainly as a result of changes in the amortization of the goodwill of Shopping Alto Palermo S.A. and Empalme S.A.I.C.F.A. y G. This result reflects our continuing amortization of goodwill generated by our acquisition of Shopping Alto

60

ALTO PALERMO S.A. (APSA)

Annual Report

Palermo S.A., Fibesa S.A., Tarshop S.A, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A. y G.

Financial results, net

Financial results, net decreased 31.3%, from a net loss of Ps.19.5 million during fiscal year ended June 30, 2007 to a net loss of Ps.13.4 million during fiscal year ended June 30, 2008.

Financial results generated by assets increased 164.2%, from a Ps. 13.4 million gain during fiscal year ended June 30, 2007 to a Ps.35.4 million gain during fiscal year ended June 30, 2008, mainly due to: (i) a Ps. 19.4 million increase in interest-bearing deposits; (ii) a Ps. 7.0 million increase in foreign exchange gains; (ii) partially offset by (iii) an increase in the loss related to the discounted amount of non-current value added tax balances amounting to Ps. 3.9 million derived mainly from our subsidiary Panamerican Mall S.A.

The loss from financial results generated by liabilities increased 48.3% from a Ps.32.9 million loss during fiscal year ended June 30, 2007 to a Ps.48.8 million loss during fiscal year ended June 30, 2008. This change was mainly due to: (i) an increase in financial expenses of Ps. 21.3 million (net of capitalized interest) as a result of interest expense generated by Convertible Securities of Series I and II amounting to US$ 120 million and Ps. 154 million, respectively, issued on May 11, 2007; (ii) a Ps. 4.1 million loss as a result of futures operations in US dollars, partially offset by (iii) a Ps. 3.6 million decrease in expenses relating to our Convertible Corporate Notes into Shares (held by third parties) and (iv) a decrease in expenses relating to exchange rate differences amounting to Ps. 6,3 millions due to a decrease in the US dollar selling exchange rate during the year under review (from 3.093 at June 30, 2007 to 3.025 at June 30, 2008), unlike what happened in the same period of the previous year, when US dollar quotation recorded a significant increase (from 3.086 at June 30, 2006 to 3.093 at June 30, 2007).

Other income and expenses, net

Other income and expenses, net decreased Ps. 12.1 million, from a Ps.3.3 million loss during fiscal year ended June 30, 2007 to a Ps.8.8 million gain during fiscal year ended June 30, 2008. This decrease was mainly due to: (i) a higher reversal of losses from contingencies of Ps.8.5 million; (ii) a higher reversal of contingencies from the allowance for doubtful accounts of Ps. 3.2 million.

Income before taxes and minority interest in subsidiaries

Due to the factors described above, income before taxes and minority interest in subsidiaries increased 22.7%, from Ps. 126.7 million during fiscal year ended June 30, 2007 to Ps.155.4 million during fiscal year ended June 30, 2008.

Income tax

Income tax expenses increased 36.1%, from Ps. 56.3 million during fiscal year ended June 30, 2007 to Ps.76.5 million during fiscal year ended June 30, 2008. Our effective income tax rate increased from 44.4% for the fiscal year ended June 30, 2007, to 47.1% for the fiscal year ended June 30, 2008. It should be noted that in determining the income tax expense, we used deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax losses. Therefore, the registered income tax figure does not only relate to the amount payable but it also reflects the recognition of the tax on an accounting accrual basis.

61

ALTO PALERMO S.A. (APSA)

Annual Report

Minority interest in subsidiaries

The loss from minority interest in subsidiaries recorded a variation of 117.3%, from a Ps. 6.4 million loss during fiscal year ended June 30, 2007 to a Ps. 1.1 million gain during fiscal year ended June 30, 2008. This was due to the variation in income of Tarshop S.A. which went from a gain of Ps. 19.0 million at June 30, 2007 to a loss of Ps 18.5 million at June 30, 2008, maintaining a minority interest of 20% in both fiscal years.

Net income

As a result of the aforementioned factors, our net income increased 24.8%, from Ps. 64.1 million during fiscal year ended June 30, 2007 to Ps. 80.0 million during fiscal year ended June 30, 2008.

62

ALTO PALERMO S.A. (APSA)

Annual Report

7.	Board of Directors and Management

Board of Directors

Our administration and management rest with our Board of Directors. Our bylaws provide that the Board of Directors will be comprised of a minimum eight and a maximum twelve directors and between eight and twelve alternate directors. The directors are elected by majority vote by our shareholders at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely.

At present, our Board of Directors is comprised of ten directors and eleven alternate directors. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

The table below contains the information on our Directors and Alternate Directors:

63

ALTO PALERMO S.A. (APSA)

Annual Report

Name	Date of Birth	Position Held	Appointed to current position in	Office ending in	Holding current position since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1994
Saúl Zang	12/30/1945	Vice-Chairman	2006	2009	2003
Alejandro G. Elsztain	03/31/1966	Executive Vice- Chairman	2006	2009	2003
Daniel R. Elsztain	12/22/1972	Director	2004	2009	2004
Abraham Perelman	04/04/1941	Director	2006	2009	2003
Ira Chaplik	06/21/1961	Director	2006	2009	2006
Fernando A. Elsztain	01/04/1961	Director	2006	2009	1998
José Said Saffie	04/17/1930	Director	2006	2009	1998
Leonardo Fernández	06/30/1967	Director	2007	2010	2007
Enrique Antonini	03/16/1950	Director	2007	2010	2007
David A. Perednik	11/15/1957	Alternate Director	2006	2009	2003
José D. Eluchans Urenda	08/06/1953	Alternate Director	2006	2009	2003
Hernán Büchi Buc	03/06/1949	Alternate Director	2006	2009	1996
Juan M. Quintana	02/11/1966	Alternate Director	2006	2009	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2006	2009	2006
Marcos Oscar Barylka	06/29/1945	Alternate Director	2006	2009	2006
Salvador Darío Bergel	04/17/1932	Alternate Director	2006	2009	2006
Mauricio Wior	10/23/1956	Alternate Director	2006	2009	2006
Gastón Armando Lernoud	06/04/1968	Alternate Director	2006	2009	2006
Andrés Olivos	05/14/1958	Alternate Director	2007	2010	2007
Gabriel A.G. Reznik	11/18/1958	Alternate Director	2004	2010	2004

The following is a brief biographical description of each member of our board of directors:

64

ALTO PALERMO S.A. (APSA)

Annual Report

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of IRSA, Consultores Asset Management S.A., Cresud S.A.C.I.F. y A. (“Cresud”), and BACS Banco de Crédito & Securitización S.A. (“BACS”) among other companies. He is also Vice-chairman of the Board of Directors of Banco Hipotecario S.A., E-Commerce Latina S.A. and BrasilAgro. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of the Board of Directors of IRSA and Cresud and he is also a member of the Board of Directors of Emprendimiento Recoleta, Puerto Retiro S.A., Nuevas Fronteras S.A., Banco Hipotecario S.A. and Tarshop.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in Agricultural Engineering from the University of Buenos Aires. He is currently chairman of Tarshop S.A. and Emprendimiento Recoleta, director of Comercializadora Los Altos S.A. (former Altocity.Com SA) and second vice-chairman of IRSA and Cresud. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Daniel R. Elsztain. Mr. Elsztain obtained a degree in Economic Sciences at the Torcuato Di Tella University and has a Master in Business Administration. He has been our Commercial Director since 1998. Mr. Elsztain is Mr. Eduardo S. Elsztain’s and Mr. Alejandro G. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied Economic Sciences at the University of Buenos Aires. During the last thirty years he was a director of several outstanding companies in areas such as communications, electronics, aviation, agricultural technology, public services and art. He is currently a Director of Guanaco Mining Co.

Ira Chaplik. Mr. Chaplik obtained a degree in Accounting and Juris Doctor from the University of Illinois. He is chief operating officer of Equity International. He has been associated with us since inception in 1999. Mr. Chaplik joined Equity Group Investments, LLC (EGI) in 1989. Prior to the formation of Equity International, he played a key role in many real estate transactions involving Equity Office Properties Trust (EOP), Equity Residential (EQR), and Equity Lifestyle Properties, Inc. (ELS), as well as the four Zell/Merrill Lynch funds, which led to the creation of EOP. Mr. Chaplik has participated in several corporate operations including Zell/Chilmark Fund, as well as in acquisitions, transfers and financings of public and private companies. Before joining EGI, Mr. Chaplik was associated to Altheimer & Gray law firm.

Fernando A. Elsztain. Mr. Elsztain obtained a degree in Architecture at the University of Buenos Aires. He has been the Chief Commercial Officer of IRSA since 1994. He has been engaged in the real estate business as consultant and as managing officer of a family-owned real estate company. He is a Director of IRSA and Alternate Director of Banco Hipotecario S.A., among Other. Mr. Fernando A. Elsztain is Eduardo S. Elsztain’s and Alejandro G. Elsztain and Daniel R. Elsztain’s cousin.

José Said Saffie. Mr. Said obtained a law degree at the University of Chile. He is the Chairman of Banco BBVA of Chile and Parque Arauco S.A.; and Director of the Asociación de Bancos e Instituciones Financieras A.G.

65

ALTO PALERMO S.A. (APSA)

Annual Report

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He serves as an Alternate Director on the Board of Directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the Board of Directors of Banco Mariva S.A. since 1992, Mariva Bursátil S.A. since 1997. He has also been Director of Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee of the Argentine Republic and the International Bar Association.

David A. Perednik. Mr. Perednik obtained a degree as Certified Public Accountant from the University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he worked as Finance Director from 1986 to 1997. Earlier he worked as a Senior Consultant in the Administration and Systems Management of Deloitte & Touche from 1983 until 1986. He currently works as Administrative Director of Cresud S.A.C.I.F. y A. and IRSA.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a law degree at the Pontifical Catholic University of Chile (Pontificia Universidad Católica de Chile) He is a partner at the Chilean law firm Edmundo Eluchans y Cía., a permanent Advisor to Parque Arauco’s Board of Directors and an Advisor to Banco BHIF’s Board of Directors.

Hernán Büchi Buc. Mr. Büchi obtained a degree in Civil Engineering at the University of Chile and a Masters degree in Economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a Director of SQM and Madeco.

Juan M. Quintana. Mr. Quintana obtained a law degree at the University of Buenos Aires. He is partner of the Zang, Bergel & Viñes law firm. He is a Director of SAPSA and an Alternate Director of Nuevas Fronteras S.A. and Fibesa.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from the Argentine Catholic University where he teaches Commercial Law and Contract Law. He also teaches Corporate Law, Contracts and Capital Markets in post-graduate courses. He is a member of the Legal Advisory Committee of the Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Colegio de Abogados de la Ciudad de Buenos Aires. He is a member of the Board of Directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., Milkaut S.A. and Banco Hipotecario S.A. Mr. Pablo Vergara del Carril is the son of our syndic Mr. Ángel D. Vergara del Carril.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in Commercial Activities from the General San Martín School. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a Ph.D from the Litoral University (Universidad del Litoral). He is a founding partner of Zang, Bergel & Viñes law firm and consultant to Repsol YPF S.A. He is also an Alternate Director of Cresud.

Mauricio Wior. Mr. Wior obtained a Masters Degree in Finance, as well as a Bachelors Degree in Economics and Accounting from Tel Aviv University in Israel. Mr. Wior is currently a Director of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth were he was Vice-

66

ALTO PALERMO S.A. (APSA)

Annual Report

President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was President of the Asociación Latinoamericana de Celulares (ALCACEL); U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was Director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University in 1992. He finished his Master in Corporate Law at the Palermo University in 1996. He was Senior Associated Member of Zang, Bergel & Viñes Law Firm until June 2002, and then he entered Cresud as a Senior Manager.

Andrés Olivos. Mr. Olivos graduated as Commercial Engineer from the University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A.

Gabriel A. Reznik. Mr. Reznik obtained a degree in Civil Engineering from the University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is Alternate Director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop and Fibesa S.A., as well as member of the Board of Directors of Banco Hipotecario S.A., among Other.

Employment Contracts with Our Directors

We do not have written contracts with our Directors. However, Alejandro Elsztain, Fernando Elsztain and Daniel Elsztain are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, and minimum age requirements, protection of workers and suspension and termination of the contract.

Executive Committee

Pursuant to our bylaws, the issues related to decision making organization are in charge of an Executive Committee formed by four directors, two of them being our Chairman and Vice Chairman. The current regular members of the Executive Committee are Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain and Fernando Elsztain.

The Executive Committee is in charge of the daily administration of the activities delegated by the Board of Directors pursuant to the applicable law and our bylaws. Our bylaws authorize the Executive Committee to carry out the following acts:

•	appoint managers and determine their obligations and remunerations;

•	grant and revoke powers on behalf of our company;

•	hire, penalize, and dismiss personnel; determine salaries and compensations;

•	enter into contracts related to our company’s activity;

•	manage our company’s assets;

•	execute credit agreements for our company’s activities and create encumbrances to secure our obligations;

•	and engage in all the necessary acts to manage our company’s daily activities.

67

ALTO PALERMO S.A. (APSA)

Annual Report

Senior Management

The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of the board of directors.

The following table shows information about our current senior management, appointed by the board of directors at the meeting held on December 26, 2004:

Name	Date of Birth	Title	Seniority
Alejandro G. Elsztain	03/31/1966	CEO	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Daniel R. Elsztain	12/22/1972	Chief Commercial Officer	2004

The following is a brief biographical description of each of our senior managers who are not directors:

Gabriel Blasi Mr. Blasi obtained a degree in business administration and carried out post-graduate studies in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos-) and in the IAE (Universidad Austral). He also held several management positions related to investment banking and capital markets at Citibank N.A., Buenos Aires branch and Banco Río de la Plata S.A. (BSCH). Before incorporating to the group, he was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of IRSA and Cresud.

Internal Control/Audit Committee

The Management uses the Integrated Framework Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO report”) to assess effectiveness of internal controls on financial information.

Such COSO report sets forth that internal control is a process carried out by the Board of Directors, the Management, and the remaining personnel, designed to provide a reasonable security level regarding the achievement of the company’s objectives, which are classified into the following categories:

•	Efficacy and efficiency of operations

•	Financial information reliability

•	Compliance with applicable laws and rules

On the basis of the foregoing, the internal control system of the company involves all the levels in the company which actively take part in control performance:

•	the board of directors, by setting objectives, principles and values, the general guidance and overall results assessment;

•

each area management are responsible for the internal control related to the objectives and activities of each of them, i. e., they introduce policies and procedures to attain results in their areas and consequently reach those of the entire organization;

68

ALTO PALERMO S.A. (APSA)

Annual Report

•	the rest of the personnel perform certain tasks when carrying out the control that is, generate the information used in the control system, or take some measures for control assurance.

Supervisory Committee

Our Supervisory Committee (“Comisión Fiscalizadora”) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with our by-laws and the resolutions adopted at shareholders’ meetings.

The members of the Supervisory Committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term.

The Supervisory Committee is composed of three full members and three alternate members.

The following table sets forth information about members of our Supervisory Committee who were elected at the annual general ordinary shareholders’ meeting held on October 25, 2007. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name	Date of Birth (d/m/a)	Position	Current position since
Guillermo E. Matta y Trejo	11/08/1949	Syndic	2006
José Daniel Abelovich	07/20/1956	Syndic	2005
Ángel D. Vergara del Carril	03/15/1935	Syndic	2006
Armando Fabián Ricci	03/06/1964	Alternate Syndic	2006
Fabián Cainzos	11/07/1966	Alternate Syndic	2006
Marcelo Héctor Fuxman	11/30/1955	Alternate Syndic	2005

Set forth below is a brief biographical description of each member of our Supervisory Committee:

Guillermo E. Matta y Trejo. Mr. Matta y Trejo obtained a law degree at the University of Buenos Aires. He is a member of the International Bar Association and of the Insolvency International Institute. From 1975 to 1998 he taught Commercial Law at the University of Buenos Aires. He also teaches Corporate Law and legal aspects of Capital Markets in post-graduate courses at University of Buenos Aires, Argentine Catholic University, Austral University and Belgrano University. He is the Chairman of the board of directors of Ganadera del Villaguay, S.A.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of SAPSA, Hoteles Argentinos, Inversora Bolívar S.A. and Banco Hipotecario S.A., among other.

Ángel D. Vergara del Carril. Mr. Vergara del Carril obtained a law degree at the Universidad de Buenos Aires. In 1976 he received the degree of Doctor of Juridical Sciences (S.J.D.) from Argentine Catholic University with a thesis on Merger of Business Companies. He served as in-house counsel to the Bunge & Born Corporation. He was Head of the Legal Department of Acindar S.A. He founded the law firm Cassagne & Asociados with other lawyers. He has been teaching

69

ALTO PALERMO S.A. (APSA)

Annual Report

Commercial Law at Argentine Catholic University. He is also director of the capital markets postgraduate course at the same University, as well as member of the Argentine Institute on Commercial Law of the National Law Academy and the International Bar Association. From 2002 to 2006 he acted as external legal advisor of the Securities Committee of the Bolsa de Comercio de Buenos Aires. Currently he is counsel at law firm Zang, Bergel & Viñes, as well as chairman of the Club de Abogados de Empresas. He is an alternate member of the Arbitration Board of the Bolsa de Comercio de Buenos Aires of which rules of arbitration he contributed to enact, as well as syndic of Atanor S.A. and Bodegas Hispano Argentinas S.A. Mr. Ángel D. Vergara del Carril is the father of our alternate director Mr. Pablo Daniel Vergara del Carril.

Armando F. Ricci. Mr. Ricci obtained a law degree at the Universidad de Buenos Aires. He serves as an alternate director on the board of directors of Nuevas Fronteras S.A., Pereiraola S.A., Canteras Natal Crespo S.A., Inversora Bolívar S.A., Palermo Invest S.A. y Tarshop S.A. Mr. Ricci has a Master on Corporate Law at the ESEADE (Escuela Superior de Economía y Administración de Empresas). He is a trained mediator and is advisor of several argentine listed companies. He is an associate of the law firm Zang, Bergel & Viñes, where he specializes in corporate law.

Fabián Cainzos. Mr. Cainzos obtained a law degree from the University of Buenos Aires. Currently, he is partner of the law firm Cainzos, Fernández & Premrou. He also serves as director of Sullair Argentina S.A. and is a member of the Supervisory Committee of Editorial Atlántida S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of IRSA, SAPSA and Banco Hipotecario S.A.

Compensation

Board of Directors

The Corporations Law No. 19,550 establishes that if the compensation of the members of the board of directors and the Supervisory committee is not established in our by-laws, the shareholders meeting should determine it. The maximum amount of total compensation of the members of the board of directors and the Supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

The amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and Supervisory committee compensation shall not be taken into account.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered by the shareholders meeting.

70

ALTO PALERMO S.A. (APSA)

Annual Report

Furthermore, APSA has not subscribed any employment contracts with our directors nor have we established neither option plans nor any other compensation system for directors other than that described.

During the fiscal year ended June 30, 2008, the compensation paid to our directors for services rendered was Ps. 3.1 million.

Supervisory Committee

The shareholders’ meeting held on October 25, 2007 approved, by a majority of votes, the resolution which established that the Supervisory Committee’s members will not receive any compensation.

Audit Committee

The members of our Audit Committee do not receive any compensation in addition to that for services as members of our Board of Directors.

Senior Management

Our senior management receives a fix amount ser forth considering their background, skills and experience and an annual bonus that varies according to their individual performance and our profits.

Our key managers total compensation for the fiscal year ended June 30, 2008 was Ps. 2.0 millions.

As at June 30, 2008 we had saved a total amount of Ps. 466,217.5 for pensions, retirement income or similar benefits for our directors and members of the administrative committee, supervisory committee and audit committee.

Compensation plan for executive management

During the current year, we developed a special compensation plan for our key managers by means of contributions to be made by the employees and by the Company.

Such Plan is directed to certain employees selected by the Company and aims to retain them by increasing their total compensation package through an extraordinary compensation, provided certain conditions are met.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the “Participant”, he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is up to 2.5% of their monthly salary and up to 15.0% of their annual bonus. Our contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds resulting from the Participants’ contributions are transferred to a special independent vehicle created and located in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

71

ALTO PALERMO S.A. (APSA)

Annual Report

Contributions made by us under the Plan are transferred to another separate and independent vehicle (e.g., a trust fund).

Participants will have access to 100% of the benefits of the Plan (that is, our contributions made on the Participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability;

•	death

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years subject to certain conditions.

Code of Ethics

We have adopted a code of ethics since July 31, 2005 for purposes of providing a wide range of guidelines on accepted individual or entrepreneurial behavior that apply to directors, managers and employees of Alto Palermo S.A. (APSA) and its subsidiaries. The Code of Ethics governs our activity, observing the laws of the countries in which we operate. This may be seen in our web site www.apsacc.com.ar.

An Ethics Committee comprised by three members of the board of directors will be responsible for the solution of issues related to the Code of Ethics for Directors and officers and shall determine the appropriate disciplinary action for any violation of such Code of Ethics.

72

ALTO PALERMO S.A. (APSA)

Annual Report

8.	Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The Board may declare interim dividends in which case, all Board and Supervisory Committee’s members shall be severally liable for returning to the Company the amounts disbursed as dividends provided that, at the closing of the fiscal year in which the interim dividends were paid, the realized liquid profits are not sufficient to enable payment of such dividends. The declaration, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. Approval requires the favorable vote of the majority of shares entitled to vote being represented at the shareholders’ meetings. Considering the relative interest in our capital stock, our main shareholders have the power to significantly influence the appointment of the Board members and their approval and payment of dividends. However, this power is subject to the Argentine legal requirements and our by-laws.

The Board submits the Company’s Annual Report and financial statements corresponding to the previous year together with the Supervisory Committee’s Report to approval by our general ordinary shareholders’ meeting. The ordinary shareholders’ meeting called to approve the Annual Report and the financial statements and to determine the distribution of the Company’s net earnings shall be held on October 31 each year. In accordance with Argentine laws governing the companies and our by-laws, liquid and realized profits of each financial are allocated as follows:

•	5% to the legal reserve until such reserve reaches 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

•	dividends, and additional dividends of preferred shares, if any

•	free reserve, reserve for contingencies, new account or any other purpose determined by the shareholders’ meeting.

According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

The board of directors’ proposal for the distribution of a cash dividend amounting to Ps. 55.7 million, of which the shareholders will collect Ps.0.07125 per share, was approved during the annual shareholders’ meeting held on October 25, 2007. The payment was made on November 9, 2007. The Board of Directors’ proposal regarding the payment of dividends for the fiscal year ended June 30, 2008 will be resolved in the next shareholders’ annual meeting to be held in October 2008.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

73

ALTO PALERMO S.A. (APSA)

Annual Report

Year	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2003	10,000,000	—	0.0141
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712

At the time this annual report is made, the Board of Directors continues to evaluate the proposal to be submitted to the shareholders’ meeting regarding distribution of dividends.

74

ALTO PALERMO S.A. (APSA)

Annual Report

9.	APSA Stock Exchange Information

Price history of our stock on the Bolsa de Comercio de Buenos Aires (BCBA)

Our common shares are listed and traded on the BCBA under the trading symbol “APSA”. The shares began trading on the BCBA on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing sales price of the common shares on the BCBA, with a face value of Ps. 0.10.

	Ps. Per share
	Maximum	Minimum
Fiscal year

2008	1.590	1.050
2007	1.630	0.671
2006	0.780	0.377
2005	0.770	0.560
2004	0.810	0.470

Fiscal year

2007
4th. quarter	1.250	1.050
3rd. quarter	1.300	1.190
2nd. quarter	1.550	1.225
1st. quarter	1.590	1.350

2006
4th quarter	1.630	1.000
3rd quarter	1.130	0.890
2nd quarter	0.950	0.745
1st quarter	0.745	0.671

2008
4th quarter	0.680	0.545
3rd quarter	0.705	0.625
2nd quarter	0.701	0.616
1st quarter	0.686	0.552

2008
January	1.235	1.225
February	1.250	1.190
March	1.300	1.200
April	1.200	1.170
May	1.150	1.050
June	1.250	1.050

Source: Bloomberg

75

ALTO PALERMO S.A. (APSA)

Annual Report

Price history of our stock on NASDAQ

Each APSA’s American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADSs Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the NASDAQ.

	US dollars per ADS
	Maximum	Minimum
Fiscal year

2008	21.65	11.00
2007	22.00	7.46
2006	10.25	7.59
2005	13.14	3.42
2004	8.60	3.75

Fiscal year

2008
4th quarter	17.00	11.90
3rd quarter	16.30	11.00
2nd quarter	19.50	15.40
1st quarter	21.65	16.01

2007
4th quarter	22.00	13.30
3rd quarter	14.63	12.10
2nd quarter	12.57	9.38
1st quarter	9.62	7.46

2006
4th quarter	9.35	7.88
3rd quarter	9.58	7.80
2nd quarter	9.90	8.05
1st quarter	10.25	7.59

2008
January	16.30	14.50
February	15.95	14.37
March	16.00	11.00
April	17.00	13.35
May	14.87	12.56
June	14.76	11.90

Source: Bloomberg

76

ALTO PALERMO S.A. (APSA)

Annual Report

10.	Company Plans for the coming fiscal year and commercial strategy

During recent years the Shopping Center sector has developed favorably as a result of economic reactivation, decrease in employment and increase in the purchasing power.

The challenge to continue to pave the way for economic growth through consolidation of our leading position in the market has been posed for the future. To that end, we will endeavor to:

•	continue with the search for new acquisitions which enable having access to new markets, such as Shopping Soleil.

•	open sites in underutilized areas such as the project on. Gral. Paz and Panamericana highway.

•	design new infrastructure according to local conditions of each market in which we operate.

•	make better use of leasable m2. To this end, we have undertaken revamping and expansion of our Shopping Center portfolio.

•	optimize the tenants’ mix for greater risk diversification and increased revenues.

•	implement marketing actions tending to consolidate our unique positioning between tenants and shopping center visitors.

Business Strategy

We believe the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping centers (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit.

Our principal objectives are to maintain our leadership position in the Argentine shopping center industry while generating sustainable cash flow growth and increasing the long-term value of our real estate assets.

Operating Strategy. Our core operating strategy is to maximize growth and profitability of our shopping centers, and we seek to achieve this objective by:

•

Optimizing tenant base and lease terms. We seek to take advantage of increasing occupancy rates by leasing and re-leasing these properties to a diverse group of creditworthy tenants, resulting in higher base rents per square meter.

•

Enhancing brand awareness and consumer loyalty. Our goal is to enhance brand name recognition and consumer and tenant loyalty to our shopping centers. To achieve consumer loyalty we intend to organize promotional events, issue loyalty cards and implement similar initiatives to attract local consumers and tourists away from traditional street-level stores and differentiate our shopping centers from those of our competitors. We also seek to enhance our relationships with consumers by improving entertainment and restaurant facilities to encourage increased frequency and duration of visits, particularly by families and tourists.

77

ALTO PALERMO S.A. (APSA)

Annual Report

•

Improving operating margins. We seek to take advantage of our consolidated administrative capabilities to achieve economies of scale and cost reductions at each of our shopping centers in order to improve our consolidated operating margins.

•

Continuously upgrading our shopping centers. We expect to continue to upgrade and renovate our shopping center properties to maintain their modern and attractive physical appearance while maintaining competitive tenant occupancy costs. In this respect, we are concluding full revamping of Alto Palermo shopping center, we have completed the work on Falabella store in Alto Avellaneda Shopping Center and we have made progress in the construction of buildings surrounding Patio Bullrich, among other.

•

Enhancing our tenants’ relationship. We seek to enhance our relationship with our shopping center tenants by providing them with administrative advice and recommendations with respect to their promotional and marketing initiatives.

Consumer Financing. We will seek improvement of the operating performance of the Consumer Financing segment, especially that of our subsidiary Tarjeta Shopping for consolidation as a leading company in mass consumer financing.

Investment Strategy. We seek to improve our position as a leader in the shopping center industry in Argentina by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities and possibly elsewhere in Latin America. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investment strategy consists primarily of the following:

•	selectively acquiring shopping centers which we believe will benefit from our active, centralized management and leasing strategies;

•	selectively developing new shopping centers in high density locations with attractive prospects for growth;

•

renovating, redeveloping, expanding, reconfiguring our existing properties to make them more attractive for leasing or re-leasing to tenants or to take advantage of underutilized land or leasable space; and

•	disposing of non-shopping center assets and lines of business from time to time as opportunities arise to realize attractive returns on such assets and lines of businesses.

78

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor—Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of and for the

fiscal year ended June 30, 2008

compared with the previous fiscal year

Fiscal year No.118 beginning July 1, 2007

Expressed in Argentine Pesos (See Note 1 to the Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	August 29, 1889

Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108—1° floor—Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.34%

CAPITAL COMPOSITION (Note 4 to the financial statements)
Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	782,064,214	78,206,421	78,206,421

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2008 and 2007

	06.30.08 (Notes 1 and 3) Ps.	06.30.07 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	71,734,136	31,829,851
Investments (Note 4.b)	289,542,086	485,408,600
Accounts receivable (Note 4.c)	165,246,587	154,208,839
Other receivables (Note 4.d)	64,059,112	49,105,638
Inventory (Note 4.e)	651,968	7,292,187

Total Current Assets	591,233,889	727,845,115

NON-CURRENT ASSETS
Accounts receivable (Note 4.c)	10,128,417	41,967,948
Other receivables (Note 4.d)	57,704,907	32,130,923
Inventory (Note 4.e)	3,387,266	—
Fixed assets (Note 4.f)	1,312,544,101	1,168,027,197
Investments (Note 4.b)	267,923,532	125,504,382
Intangible assets (Note 4.g)	1,166,196	1,713,927

Subtotal Non-Current Assets	1,652,854,419	1,369,344,377

Goodwill (Note 4.h)	(11,995,410)	(3,478,942)

Total Non-Current Assets	1,640,859,009	1,365,865,435

Total Assets	2,232,092,898	2,093,710,550

	06.30.08 (Notes 1 and 3) Ps.	06.30.07 (Notes 1 and 3) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts
Trade accounts payable (Note 4.i)	217,585,458	179,489,405
Short-term debt (Note 4.j)	105,992,633	78,898,156
Salaries and social security payable (Note 4.k)	24,018,302	19,598,757
Taxes payable (Note 4.l)	60,978,502	44,714,889

Customer advances (Note 4.m)	68,277,098	58,548,037

Related parties (Note 5)	9,785,341	4,969,448
Dividends payable	—	926,400
Other liabilities (Note 4.n)	20,536,018	15,463,188

Total Debts	507,173,352	402,608,280

Provisions (Note 4.o)	655,537	733,400

Total Current Liabilities	507,828,889	403,341,680

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.i)	3,240,814	20,804
Long-term debt (Note 4.j)	662,301,519	678,751,885
Taxes payable (Note 4.l)	30,234,042	27,660,854
Customer advances (Note 4.m)	84,091,571	65,725,449
Other liabilities (Note 4.n)	10,427,290	10,433,503

Total debts	790,295,236	782,592,495

Provisions (Note 4.o)	7,812,567	12,441,286

Total Non-Current Liabilities	798,107,803	795,033,781

Total Liabilities	1,305,936,692	1,198,375,461

Minority interest	78,000,395	71,427,862

SHAREHOLDERS’ EQUITY	848,155,811	823,907,227

Total Liabilities and Shareholders’ Equity	2,232,092,898	2,093,710,550

The accompanying notes are an integral part of these consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	06.30.08 (Notes 1 and 3) Ps.	06.30.07 (Notes 1 and 3) Ps.
Revenues:
Leases and services	345,394,659	270,131,974
Consumer financing	291,030,288	212,965,332
Other	3,728,636	133,848

Total revenues	640,153,583	483,231,154

Costs:
Leases and services	(98,820,046)	(90,718,723)
Consumer financing	(129,025,175)	(76,250,947)
Other	(3,579,468)	(1,336,898)

Total costs	(231,424,689)	(168,306,568)

Gross profit:
Leases and services	246,574,613	179,413,251
Consumer financing	162,005,113	136,714,385
Other	149,168	(1,203,050)

Total gross profit	408,728,894	314,924,586

Selling expenses	(136,521,980)	(84,311,995)
Administrative expenses	(108,923,082)	(79,872,872)
Net (loss) income in credit card trusts	(1,261,126)	3,253,789
Gain from recognition of inventories at net realizable value	185,160	545,400

	(246,521,028)	(160,385,678)

Operating income	162,207,866	154,538,908

Equity loss from related companies (Note 5)	(14,075)	(678,569)

Amortization of goodwill	(2,202,013)	(4,366,356)

Financial gain (loss) generated by assets:
Recovery of impairment of long-lived assets	38,879	2,273,181
Interest income from past-due receivables	4,760,938	4,109,916
Other interest	1,510,844	1,849,291
Interest earned from financial collocations	28,309,197	8,876,096
Mortgage loans interest (Torres de Abasto)	99,267	163,618
Effect on the present value accounting	(4,174,764)	(246,290)
Exchange differences	4,752,598	(2,255,310)
Interest income from related parties (Note 5)	87,473	157,841
Holding loss	—	(1,532,493)

Subtotal	35,384,432	13,395,850

Financial loss generated by liabilities:
Interest expense	(36,758,798)	(15,585,654)
Exchange differences	4,389,496	(2,229,395)
Interest and exchange differences with related parties (Note 5)	(11,329,005)	(14,917,021)
(Loss) Income from operations with derivative financial instruments	(4,100,428)	301,731
Other interests	(149,101)	(3,070)
Tax interests	(824,434)	(428,852)

Subtotal	(48,772,270)	(32,862,261)

Financial results, net	(13,387,838)	(19,466,411)

Other income and expenses, net (Note 4.p)	8,775,004	(3,347,466)

Income before taxes and minority interest	155,378,944	126,680,106

Income tax	(76,513,912)	(56,252,932)
Minority interest	1,104,945	(6,370,610)

Net income	79,969,977	64,056,564

The accompanying notes are an integral part of these consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows(1)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	06.30.08 (Notes 1 and 3) Ps.	06.30.07 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	485,496,379	56,404,655
Cash and cash equivalents as of the end of the year	266,463,724	485,496,379

Net (decrease) increase in cash and cash equivalents	(219,032,655)	429,091,724

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	79,969,977	64,056,564
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	(3,480,627)	(4,322,963)
Depreciation of fixed assets	76,435,218	68,097,966
Recovery of impairment of long-lived assets	(38,179)	(2,273,181)
Amortization of allowance for impairment of intangible assets	(279)	(82)
Amortization of intangible assets	548,008	1,508,431
Amortization of goodwill	2,202,013	4,366,356
Holding loss of non-current assets	—	1,532,512
Net result of fixed assets retired	1,140,035	106,029
Accelerated amortization of goodwill	—	634,971
Provision for donations	4,535,000	4,363,470
Recovery of doubtful recoverable expenses	(280,929)	(882,030)
(Recovery) Charge of provision for contingencies	(3,484,859)	3,340,844
Charge of allowance for doubtful accounts	61,603,984	24,006,543
Provision for directors’ fees	9,725,544	9,592,530
Gain from recognition of inventories at net realizable value	(185,160)	(545,400)
Allowance for impairment of investments	11,999,855	—
Net (income) loss in credit card trust	(712,237)	9,597,117
Equity loss from related parties (Note 5)	—	678,569
Minority interest	(1,104,945)	6,370,610
Income tax	76,513,912	56,252,932
Changes in operating assets and liabilities:
Increase in accounts receivable	(97,374,774)	(69,770,120)
Increase in other receivables and prepaid expenses	(48,544,447)	(49,970,357)
Decrease (Increase) in inventory	5,459	(188,856)
Increase in trade accounts payable	40,254,137	73,606,530
Increase in customer advances	30,791,569	17,268,324
Decrease in taxes payable	(57,903,522)	(40,165,780)
Increase in salaries and social security payable	4,419,545	8,430,139
Decrease in provision for contingencies	(1,221,723)	(180,526)
Decrease in other liabilities	(9,428,422)	(10,252,788)
Increase (Decrease) in due to related parties	4,854,824	(6,555)
(Decrease) Increase in accrued interest	(13,131,511)	4,459,719

Net cash provided by operating activities	168,107,466	179,711,518

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(257,708,802)	(157,236,516)
Cash from guarantee deposit	—	9,111,000
Advances for shares purchase	(682,761)	(1,108,239)
Increase in investments	(73,200,471)	(52,014,079)
Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	4,677,758	592,610
Loans granted	(1,085,330)	—
(Decrease) Increase from acquisition of subsidiary companies, net of cash acquired	(185,782)	17,050,524
Acquisition of land reserves	(12,462,252)	(577,908)

Net cash used in investing activities	(340,647,640)	(184,182,608)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(25,112,520)	(38,023,650)
Cash from minority shareholders’ capital contributions	21,867,663	—
Payment of dividends	(55,721,393)	(47,000,000)
Advances in bank checking accounts	—	162,717,294
Settlement of advances in bank checking accounts	(40,005,995)	(152,142,359)
Cash proceeds from issuance of Notes, net of expenses	—	519,471,041
Dividends paid to minority shareholders	(1,366,440)	(584,492)
Debt cancellation for company purchase (Mendoza Plaza Shopping S.A.)	—	(5,483,731)
Debt cancellation for company purchase (Empalme S.A.I.C.F.A. y G.)	(12,508,000)	(10,131,054)
Debt cancellation for company purchase (Shopping Neuquén S.A.)	—	(9,250,600)
Cash from re-purchase of Series II Notes	(4,720,802)	—
Proceeds from short-term debts	71,075,006	13,990,365

Net cash (used in) provided by financing activities	(46,492,481)	433,562,814

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(219,032,655)	429,091,724

(1)	Includes cash and banks and investments with a realization term not exceeding three months.
The	accompanying notes are an integral part of these consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	06.30.08 Ps.	06.30.07 Ps.
Additional information
Cash paid during the period for:
– Interest	82,209,211	33,406,785
– Income tax	45,075,023	11,798,439

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	10,158
– Issuance of credit card receivables, net	56,572,573	—
– Transference of inventory to non-current investments	705,153	—
– Transference of fixed assets to non-current investments	49,872,016	—
– Increase in financial bank loans through a decrease in provisions	—	2,614,228
– Increase in issuance expenses of Notes through an increase in trade accounts payable	—	1,691,034
– Increase in non-current investments through an increase in financial loans	23,211,970
– Increase in fixed assets through an increase in trade accounts payable	1,069,109	—

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	06.30.08 Ps.	06.30.07 Ps.
Acquisition of subsidiary companies:

Leases and services receivable	—	1,577,566
Other receivables	—	5,334,689
Fixed assets	—	97,069,129
Trade accounts payable	—	(1,252,931)
Customer advances	—	(17,417,122)
Bank loans	—	(5,269)
Related parties (payable to Alto Palermo (APSA))	—	(9,675,981)
Salary and social security payable	—	(283,254)
Taxes payable	—	(16,322,382)
Other liabilities	—	(34,285)
Provisions	—	(1,454,573)

Total net non-cash assets acquired	—	57,535,587

Cash and cash equivalents acquired	—	187,712,662

Total net assets acquired	—	245,248,249

Minority interest	—	(36,029,344)
Goodwill	—	(10,035,616)

Total account of acquired subsidiaries	—	199,183,289

Cash and cash equivalents acquired	—	(187,712,662)
Amount financed by the sellers	—	(28,521,151)

	—	(17,050,524)

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

NOTE 1:	PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of June 30, 2008 and 2007 and the statements of income and cash flows for the fiscal years ended June 30, 2008 and 2007 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
Company	06.30.08	06.30.07
Emprendimiento Recoleta S.A.	53.684	53.684	06.30.08
Tarshop S.A.	80	80	06.30.08
Shopping Neuquén S.A.	98.14	94.623	06.30.08
Inversora del Puerto S.A.(3)	—	99.9917	—
Shopping Alto Palermo S.A.	99.9999	99.9999	06.30.08
Fibesa S.A.	99.9999	99.9999	06.30.08
Mendoza Plaza Shopping S.A.(5)	100	85.40	06.30.08
Conil S.A.	50	50	06.30.08
Empalme S.A.I.C.F.A. y G.(1)	100	100	06.30.08
Panamerican Mall S.A	80	80	06.30.08
E-Commerce Latina S.A.(2)	—	100	—
Comercializadora Los Altos S.A.(4)	100	—	06.30.08

(1)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).
(2)	On November 6, 2007, 90% and 10% of shareholders interest was sold to IRSA Inversiones y Representaciones S.A. and Patagonian Investment S.A., respectively. See Note 15 to basic financial statements.
(3)	On September 28, 2007 this Company was liquidated.
(4)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. (APSA) and 10% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA). See Note 15 to basic financial statements.
(5)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA). See Note 10 to basic financial statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a. Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the year, irrespective of whether collection has o has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which we have shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s and Comercializadora Los Altos’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded.

b. Investments

b.1. Current

Current investments include a retained interest in transferred credit card receivable pursuant to the securitization program of credit card receivable of Tarshop S.A. with a realization term not exceeding twelve months, which has been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Government, bonds, US Treasury Bonds and mortgage bonds are valued at quotation value in force at year—end and time deposits are valued at face value plus accrued interest at year—end . The participations in mutual funds and in Garantizar S.G.R., have been valued at quotation value in force at year—end.

b.2. Interest in other companies and other non-current investments

As of June 30, 2008 and 2007 includes Retained Interest in securitized receivables, which has been accounted for under the equity method, net of the corresponding allowances for impairment of value, if applicable.

c. Goodwill

They represent differences between purchase prices and net current values (determined as described in Note 2.5.2 to the basic financial statements) of assets acquired, restated as mentioned in Note 1., which are amortized by the straight-line method over a period not longer than nineteen years. (Note 2.9 to the basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	06.30.08 Ps.	06.30.07 Ps.
Cash in local currency	4,506,835	2,819,359
Cash in foreign currency	590,807	310,513
Banks in local currency	36,109,854	16,431,500
Banks in foreign currency	30,526,640	12,268,479

Total cash and banks	71,734,136	31,829,851

b) Investments:

	06.30.08 Ps.	06.30.07 Ps.
Current
Mutual funds	61,040,590	448,642,297
Time deposits in foreign currency	33,831,323	—
Time deposits in local currency	99,857,675	5,024,231
Retained interests in securitized receivables(i)	57,106,123	22,103,730
BODEN 2008 bonds(i)	—	403,703
Mortgage bonds issued by Banco Hipotecario S.A.(i) (Note 5)	1,027,100	1,661,969
U.S. Treasury Bonds(i)	24,448,106	—
Garantizar S.G.R(i)	—	1,380,420
PRE 2009 bonds(i)	15,198,950	—
PRO 2012 bonds(i)	6,178,502	—
Trust debt titles(i)	2,243,195	—
BONTE 2006 bonds(i) (Note 7)	33,750	33,750
NOBACS bonds(i)	—	6,158,500
Allowance for impairment of investments(i)	(11,423,228)	—

Total	289,542,086	485,408,600

(i)	Not considered as cash equivalent for purposes of the consolidated statements of cash flows.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.08 Ps.	06.30.07 Ps.
Non-current
Retained interests in securitized receivables	111,674,622	55,682,995
Land reserves
- Beruti plot of land	52,029,518	—
- Caballito plot of land	36,696,254	36,680,754
- Patio Olmos	32,944,213	—
- Torres Rosario	17,093,340	16,110,481
- Air Space Coto	13,143,445	13,143,445
- Other real estate	3,127,767	2,778,468
Advances for shares purchasing	1,791,000	1,108,239
Allowance for impairment of investments	(576,627)	—

Total	267,923,532	125,504,382

Total other investments	557,465,618	610,912,982

c) Accounts receivable:

	06.30.08 Ps.	06.30.07 Ps.
Current
Tarshop S.A.–Credit card receivable	116,972,398	86,328,981
Checks to be deposited	52,095,039	31,626,070
Leases and services receivable	45,815,764	40,568,938
Debtors under legal proceedings	25,355,915	21,567,616
Pass-through expenses receivable	14,843,010	15,342,081
Notes receivable	6,652,697	2,599,610
Tarshop S.A.–Credit card receivable–collection agents	3,828,878	3,110,103
Mortgage receivable–Torres de Abasto	494,805	467,108
Credit card receivable	47,262	4,361
Receivable from the sale of Alcorta Plaza’s land	—	6,008,654
Less:
Allowance for doubtful accounts	(100,859,181)	(53,414,683)

Total	165,246,587	154,208,839

Non-current
Tarshop S.A.–Credit card receivable	9,684,348	42,531,777
Notes receivable	2,099,859	940,788
Mortgage receivable–Torres de Abasto	282,921	413,658
Leases and services receivable	16,832	36,270
Less:
Allowance for doubtful accounts	(1,955,543)	(1,954,545)

Total	10,128,417	41,967,948

Total accounts receivable	175,375,004	196,176,787

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

d) Other receivables:

	06.30.08 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	26,627,717	14,009,249
Prepaid expenses	12,750,422	13,459,387
Receivables from trust guarantee funds (Note 7)	6,496,791	2,925,726
Asset tax credits	6,010,977	3,734,988
Prepaid services	5,169,379	1,640,945
Loans granted	1,085,330	—
Income tax, net	1,005,017	212,010
Other tax credits	695,566	1,448,873
Prepaid gross revenue tax	562,018	963,185
Other prepaid taxes	465,269	445,031
Guarantee deposits	273,669	306,357
Value Added Tax (VAT) receivable	184,136	7,444,500
Recoverable expenses	34,250	2,283,973
Gross revenue tax credit	542	1,158,026
Allowance for doubtful accounts	—	(2,015,799)
Receivables for services of third parties offered in Tarshop’s stores	1,578,010	966,172
Others	1,120,019	123,015

Total	64,059,112	49,105,638

Non-current
Value Added Tax (VAT) receivable	28,846,060	352,926
Deferred income tax	14,648,647	10,977,401
Receivables from trust guarantee funds (Note 7)	12,931,485	18,975,778
Asset tax credits	4,835,544	399,445
Doubtful mortgage receivable	2,208,275	2,208,275
Prepaid gross revenue tax	762,974	1,149,495
Guarantee deposits	386,464	503,571
Prepaid expenses	243,835	232,832
Deferred tax allowance	(467,548)	(246,997)
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Implicit interest of non-current receivables	(4,482,554)	(213,528)

Total	57,704,907	32,130,923

Total other receivables	121,764,019	81,236,561

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e) Inventory:

	06.30.08 Ps.	06.30.07 Ps.
Current
Torres de Abasto	325,000	621,628
Resale merchandise	326,968	332,606
Torres de Rosario	—	6,337,953

Total	651,968	7,292,187

Non-current
Units under construction (Note 21 to the basic financial statements)	3,379,206	—
Others	8,060	—

Total	3,387,266	—

Total Inventory	4,039,234	7,292,187

f) Fixed assets:

	06.30.08 Ps.	06.30.07 Ps.
Properties:
Shopping Centers:
Abasto	174,725,318	180,925,725
Alto Palermo	170,512,933	175,517,195
Panamerican Mall	159,502,849	149,066,729
Patio Bullrich	98,063,269	102,478,599
Mendoza Plaza	88,363,238	89,004,279
Alto Rosario	83,146,771	85,685,382
Alto Avellaneda	95,905,197	85,184,841
Córdoba shopping–Villa Cabrera. (Note 11)	71,186,130	75,496,760
Paseo Alcorta	56,006,893	58,855,041
Alto Noa	25,039,335	27,040,264
Buenos Aires Design	13,568,377	16,033,244
Other properties	8,418,168	8,859,879
Facilities	18,602,404	15,740,060
Neuquén project	10,321,481	12,301,802
Furniture and fixture	11,012,780	6,582,595
Computer equipment	3,687,768	5,651,177
Software	3,526,011	4,239,107
Leasehold improvements	2,328,992	2,702,354
Vehicles	25,242	50,483
Financial advance for purchase of fixed assets (Note 22 to the basic financial statements)	60,025,376	36,881,982
Work in progress:
- Panamerican Mall work in progress	123,858,063	14,961,340
- Shopping centers improvements	32,179,956	14,669,162
- Tarshop work in progress	2,537,550	99,197

Total Fixed assets	1,312,544,101	1,168,027,197

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g) Intangible assets:

	06.30.08 Ps.	06.30.07 Ps.
Pre-operating expenses	1,099,308	1,591,208
Trademarks	66,888	122,719

Total Intangible assets	1,166,196	1,713,927

h) Goodwill:

	06.30.08 Ps.	06.30.07 Ps.
- Fibesa S.A.	4,448,728	6,502,016
- Shopping Alto Palermo S.A.	—	615,711
- Tarshop S.A.	—	242,254
- Emprendimiento Recoleta S.A.	(410,956)	(485,675)
- Mendoza Plaza Shopping S.A.	(6,314,454)	—
- Empalme S.A.I.C.F.A. y G.	(9,718,728)	(10,353,248)

Total Goodwill	(11,995,410)	(3,478,942)

i) Trade accounts payable:

	06.30.08 Ps.	06.30.07 Ps.
Current
Suppliers	191,021,405	154,615,086
Accruals	26,070,530	23,399,481
Foreign suppliers	40,716	1,009,975
Others	452,807	464,863

Total	217,585,458	179,489,405

Non-current
Suppliers	3,240,814	—
Foreign suppliers	—	20,804

Total	3,240,814	20,804

Total Trade accounts payable	220,826,272	179,510,209

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Continued)

j) Short-term and long-term debt:

	06.30.08 Ps.	06.30.07 Ps.
Current
- Banks
Banco Supervielle (Note 7)	13,900,536	—
Banco Industrial de Azul (Note 7)	7,500,000	—
Standard Bank loan (formerly Bank Boston) (Note 7)	7,100,000	8,500,000
Banco Comafi (Note 7)	6,953,469	—
Banco Itaú Buen Ayre	6,008,828	—
Banco CMF (Note 7)	5,250,000	—
Banco BST	4,600,000	—
Banco BNP Paribas	4,500,000	—
Banco Ciudad de Buenos Aires (Note 7)	—	1,925,951
Interest payable to credit card trust	4,125,375	1,108,691
Bank interests (Note 7)	1,044,060	593,376
Overdrafts	263	40,006,258

Subtotal	60,982,531	52,134,276

- Financial
Debt for purchase of Beruti plot of land (Note 24 to the basic financial statements)	10,780,688	—
Seller financing – Mendoza Plaza Shopping S.A. (Note 10 to the basic financial statements)	9,090,000	—
Related parties’s shareholders loans	8,236,122	1,688,102
Accrued interest for Unsecured Convertible Notes (Note 5)	6,536,540	6,483,373
Seller financing – Empalme S.A.I.C.F.A. y G. – Principal	6,050,000	12,372,000
Accrued interest of US Notes and Argentine peso – linked Notes	4,831,972	6,412,646
Seller financing – Empalme S.A.I.C.F.A. y G. – Accrued interest	3,025	9,279
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,197,540)	(1,016,499)
Mortgage loans (Note 7)	—	105,754
Others	679,295	709,225

Subtotal	45,010,102	26,763,880

Total	105,992,633	78,898,156

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Continued)

	06.30.08 Ps.	06.30.07 Ps.
Non-current
– Banks
Banco Ciudad de Buenos Aires (Note 7)	—	2,797,357
Standard Bank (formerly Bank Boston) (Note 7)	—	2,800,000

Subtotal	—	5,597,357

– Financial

US Notes and Argentine peso-linked Notes—Principal	511,419,833	525,180,000
Unsecured convertible Notes (Note 5)	142,864,500	146,076,000
Debt for purchase of Beruti plot of land (Note 24 to the basic financial statements)	12,431,282	—
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,604,990)	(4,823,494)
Seller financing—Empalme S.A.I.C.F.A. y G—Principal	—	6,186,000
Others	190,894	536,022

Subtotal	662,301,519	673,154,528

Total	662,301,519	678,751,885

Total short-term and long-term debt	768,294,152	757,650,041

j) Salaries and social security payable:

	06.30.08 Ps.	06.30.07 Ps.
Provision for vacation and bonuses	18,340,332	14,820,470
Social security payable	4,670,753	3,534,160
Salaries payable	388,783	643,815
Others	618,434	600,312

Total salaries and social security payable	24,018,302	19,598,757

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

l) Taxes payable:

	06.30.08 Ps.	06.30.07 Ps.
Current
Income tax	35,277,954	26,214,599
Value Added Tax (VAT) payable, net	13,578,236	9,465,250
Other tax withholdings	5,430,232	3,918,065
Other taxes payable	2,408,359	1,175,750
Gross revenue tax provision	1,477,176	2,162,088
Asset tax payable, net	1,152,756	643,533
Gross revenue tax withholdings	1,106,924	502,190
Tax amnesty plan for gross revenue tax payable	288,077	181,761
Provision for tax on personal assets of shareholders	258,788	274,939
Gross revenue tax accrued (not claimable)	—	176,714

Total	60,978,502	44,714,889

Non-current
Deferred income tax	28,623,728	26,177,713
Tax amnesty plan for gross revenue tax payable	1,610,314	1,483,141

Total	30,234,042	27,660,854

Total taxes payable	91,212,544	72,375,743

m) Customer advances:

	06.30.08 Ps.	06.30.07 Ps.
Current
Admission rights	34,906,442	29,939,070
Lease and pass-through expenses advances (Note 11)	19,213,544	13,148,462
Customer advances	12,382,230	11,457,466
Guarantee deposits	1,774,882	1,492,519
Advance for the sale of Torres Rosario land	—	2,510,520

Total	68,277,098	58,548,037

Non-current
Admission rights	48,612,652	35,531,056
Lease and pass-through expenses advances (i) (Note 11)	35,478,919	28,376,684
Customer advances	—	1,817,709

Total	84,091,571	65,725,449

Total customer advances	152,368,669	124,273,486

(I)	It includes a payment advance of Ps. 3.7 million from Wal - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term as from the date in which the commercial center is inaugurated or from the day in which the lessee opens the store prior to the inauguration of the commercial center.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

n) Other liabilities:

	06.30.08 Ps.	06.30.07 Ps.
Current
Provision for Directors’ fees (Note 5)	11,047,575	10,547,301
Advances to Directors (Note 5)	(1,322,031)	(954,771)
Donations payable (Note 5)	4,655,948	4,363,470
Contributed leasehold improvements (Note 9)	1,015,300	525,525
Operations with derivative financial instruments (Note 23 to the basic financial statements)	4,599,785	—
Withholdings and guarantee deposits	388,221	220,264
Others	151,220	761,399

Total	20,536,018	15,463,188

Non-current
Contributed leasehold improvements (Note 9)	10,055,089	10,421,404
Directors’ guarantee deposits (Note 5)	12,000	12,000
Others liabilities higher value	239,627	—
Others	120,574	99

Total	10,427,290	10,433,503

Total Other liabilities	30,963,308	25,896,691

o) Provisions:

	06.30.08 Ps.	06.30.07 Ps.
Current
Provision for contingencies	655,537	733,400

Total	655,537	733,400

Non-current
Provision for contingencies	7,812,567	12,441,286

Total	7,812,567	12,441,286

Total Provisions	8,468,104	13,174,686

p) Other income and expenses, net:

	06.30.08 Ps.	06.30.07 Ps.
Recovery of other receivable doubtful accounts	4,648,758	1,474,640
Recovery of allowances	3,014,876	3,126,935
Recovery (Charge) of contingencies, net	5,459,654	(3,016,544)
Donations (Note 5)	(4,718,434)	(4,444,411)
Accelerated amortization of goodwill	—	(634,971)
Tax on personal assets of shareholders (Note 5)	(502,005)	(556,587)
Others	872,155	703,472

Total other income and expenses, net	8,775,004	(3,347,466)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the year ended		Balance receivable (payable) as of
			06.30.2008 Ps.	06.30.2007 Ps.	06.30.2008 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,740,363	2,849,470
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(7,630,342)	(10,024,582)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(3,356,514)	(1,391,606)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,392,706)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(96,008,242)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(635,979)	1,040,186	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,141,448)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(46,804,107)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(3,719,883)	(4,887,002)	—	—
Other Shareholders	Shareholder	Other expenses, net Tax on personal assets	(502,005)	(556,587)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees	2,500	3,000	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Related parties results	—	(678,569)	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	217,135	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Interest income	7,138	—	—	—
Empalme S.A.I.C.F.A. y G.	Subsidiary of Alto Palermo S.A. (APSA) from 12.27.06	Interest income	—	47,860	—	—
Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Administration fees	45,500	10,500	—	—
Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Interest income	—	61,916	—	—
Inversora del Puerto	Subsidiary of Alto Palermo S.A. (APSA)	Related parties result	(14,075)	—	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	6,857	2,717
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(379,062)	(160,014)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(1,898,035)	(576,987)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			06.30.2008 Ps.	06.30.2007 Ps.	06.30.2008 Ps.	06.30.2007 Ps.
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	23,888	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,189,432	1,883,805
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(830,151)	(918,967)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	826,308	1,877,988	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	1,478	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(31,051)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Other current receivables	—	—	4,158	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(210,961)	(208,530)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(991,192)	(1,586,494)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	19,027,739	8,320,183
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(4,811,133)	(2,226,369)
Loans to personnel	Employees	Other current receivables	—	—	1,132,766	768,765
Loans to personnel	Employees	Interest income	80,335	48,065	—	—
Loans to personnel	Employees	Interests and exchange differences with related parties	(2)	(4)	—	—
Loans to personnel	Employees	Current payable with related parties	—	—	—	(4,609)
Directors	Directors	Short-term debt	—	—	(1,384)	(1,373)
Directors	Directors	Long-term debt	—	—	(30,250)	(30,930)
Directors	Directors	Interests and exchange differences with related parties	(2,402)	(3,159)	—	—
Directors and management	Directors	Other current receivables	—	—	21,273	5,450
Directors	Directors	Other current liabilities	—	—	(9,725,544)	(9,592,530)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(12,474,513)	(11,751,793)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			06.30.2008 Ps.	06.30.2007 Ps.	06.30.2008 Ps.	06.30.2007 Ps.
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(4,655,948)	(4,363,470)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses- donations	(4,635,000)	(4,363,470)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,958	3,951
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	1,027,100	1,661,969
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	6,808	102,522
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(29,496)	(55,800)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	142,580	57,138
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,002)	(995)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(21,901)	(22,394)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(1,742)	(2,274)	—	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	7,747	1,408
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,422	3,422
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10,223	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	(64)
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,945	1,059
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(366)
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	952
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	108,502	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(136,973)	—
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	—

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	SEGMENT INFORMATION

	Leases and Services Ps.	Consumer financing Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 06.30.08 Ps.	Total as of 06.30.07 Ps.
Revenues	347,252,573	291,030,288	3,728,636	642,011,497	(1,857,914)	640,153,583	483,231,154
Costs	(98,820,046)	(131,859,373)	(3,579,468)	(234,258,887)	2,834,198	(231,424,689)	(168,306,568)

Total gross profit as of 06.30.08	248,432,527	159,170,915	149,168	407,752,610	976,284	408,728,894	—

Total gross profit (loss) as of 06.30.07	180,604,145	135,547,988	(1,015,879)	315,136,254	(211,668)	—	314,924,586

Expenses:
Selling expenses	(24,808,695)	(111,415,038)	(298,247)	(136,521,980)	—	(136,521,980)	(84,311,995)
Administrative expenses	(40,374,531)	(68,547,801)	(750)	(108,923,082)	—	(108,923,082)	(79,872,872)
Net (loss) income in credit card trust	—	(1,261,126)	—	(1,261,126)	—	(1,261,126)	3,253,789
Gain from recognition of inventories at net realizable value	—	—	185,160	185,160	—	185,160	545,400

Operating income (loss) 06.30.08	183,249,301	(22,053,050)	35,331	161,231,582	976,284	162,207,866	—

Operating income (loss) 06.30.07	127,052,562	30,601,374	(3,191,360)	154,462,576	76,332	—	154,538,908

Equity loss from related companies	(14,075)	—	—	(14,075)	—	(14,075)	(678,569)
Amortization of goodwill	(1,959,759)	(242,254)	—	(2,202,013)	—	(2,202,013)	(4,366,356)
Financial results, net	(13,831,774)	1,221,699	198,521	(12,411,554)	(976,284)	(13,387,838)	(19,466,411)
Other income and expenses, net	4,974,679	3,800,325	—	8,775,004	—	8,775,004	(3,347,466)

Income (loss) before taxes and minority interest 06.30.08	172,418,372	(17,273,280)	233,852	155,378,944	—	155,378,944	—

Income (Loss) before taxes and minority interest 06.30.07	96,489,336	34,460,943	(4,270,173)	126,680,106	—	—	126,680,106

Income tax expense	(74,910,356)	(1,521,707)	(81,849)	(76,513,912)	—	(76,513,912)	(56,252,932)
Minority interest	(2,605,606)	3,710,551	—	1,104,945	—	1,104,945	(6,370,610)

Net income (loss) 06.30.08	94,902,410	(15,084,436)	152,003	79,969,977	—	79,969,977	—

Net income 06.30.07	48,676,393	15,205,127	175,044	64,056,564	—	—	64,056,564

Depreciation and amortization 06.30.08—12 months	75,125,344	4,059,895	—	79,185,239	—	79,185, 239	—

Depreciation and amortization 06.30.07—12 months	71,131,062	2,841,691	—	73,972,753	—	—	73,972,753

Acquisitions of fixed assets 06.30.08—12 months	265,142,166	6,821,999	—	271,964,165	—	271,964,165	—

Acquisitions of fixed assets 06.30.07—12 months	337,079,369	7,380,884	—	344,460,253	—	—	344,460,253

Operating assets as of 06.30.08	1,530,554,985	113,050,709	819,805	1,644,425,499	—	1,644,425,499	—

Operating assets as of 06.30.07	1,289,959,675	139,656,913	21,189,223	1,450,805,811	—	—	1,450,805,811

Non operating assets as of 06.30.08	390,038,242	197,629,157	—	587,667,399	—	587,667,399	—

Non operating assets as of 06.30.07	524,291,349	118,598,921	14,469	642,904,739	—	—	642,904,739

Total assets as of 06.30.08	1,920,593,227	310,679,866	819,805	2,232,092,898	—	2,232,092,898	—

Total assets as of 06.30.07	1,814,251,024	258,255,834	21,203,692	2,093,710,550	—	—	2,093,710,550

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Consumer financing (prior Credit card) and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the operating results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others: This segment includes the results of the Company’s construction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

•

As of June 30, 2007, short-term debt included a debt from Shopping Neuquén S.A. for Ps. 105,754, which was guaranteed by a mortgage over the plot of land acquired for Ps. 3,313,620. As of June 30, 2008 such mortgage was fully cancelled, being still to be subscribed the mortgage cancellation deed.

•

A pledge was granted to Nuevo Banco Industrial de Azul S.A. over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXXIV and XXXVI in the face value amount of Ps. 17,349,793.

•

In addition, during the current fiscal year Tarshop S.A. granted a pledge to Banco CMF S.A., over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIII in the face value amount of Ps. 4,906,104; and to Banco Comafi S.A., also as pledge, over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXVII, XXXI and XXXV in the amount of face value Ps. 13,402,305.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	(Continued)

•

During April 2008, a pledge was granted to Banco Supervielle over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXVII and XXXVIII, in the face value amount of Ps. 11,108,236.

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 11).

•	The current investments accounts include BONTE 2006 titles for Ps. 33,750, which are deposited as rental guarantee.

•

The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of June 30, 2008 amounted to Ps. 18,132,653. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 8:	(Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the fiscal year, net of the corresponding allowances for impairment of value, if applicable, on the basis of the financial statements issued by the Trusts.

Our subsidiary Tarshop S.A. agreed to a securitization program for the consumption portfolio aimed at insuring the long-term financing, thus directly having access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 1,664 million as of June 30, 2008 of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 1,410 million, TDF Series “B” for Ps. 98 million, CP Series “C” for Ps. 155 million, and CP Series “D” for Ps. 1 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina. Cash reserves for losses in the amount of Ps. 18.1 million have been made as credit protection for investors.

NOTE 9:	CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over 15 years, the term of the contract. At closing the amount of Ps. 132,794 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,235,600 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the basic financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 10:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project includes the building of a commercial center, a hypermarket and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the Shopping Center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days´ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

NOTE 11:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 11:	(Continued)

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and cit is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

–    The term required to fully repay the unpaid loan amount, or

–    10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC, SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

A right in rem of antichresis was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement and by which NAI INTERNACIONAL II, INC. is guaranteed the regular use and exploitation of the “cinema center” including those that imply restrictions on the use or title by Empalme S.A.I.C.F.A. y G. or by third parties, comprise the previously mentioned right in rem.

•

It was formalized the extension granted as from January 1, 2002 to suspend occupation payments due by tenant to landlord and payments towards principal and interest thereon that the landlord makes to the creditor for a six-month period as from the previously mentioned date. As from July 2002, payments for such payments reassumed.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 11:	(Continued)

Principal owed as of June 30, 2008 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances—Lease and pass-through expenses advances for Ps. 17,767,614 (Note 4.m).

NOTE 12:	SUBSEQUENT EVENTS

•

On July 30, 2008, Tarshop S.A. obtained a loan of Ps. 4,500,000 from Banco CMF S.A., payable in six, equal, monthly and consecutive installments, the first of which will fall due in February 2009. Such loan accrues interest at a variable rate.

As guarantee of payment, the Company granted a pleage over Certificados de Participación in Fideicomisos Financieros Tarjeta Shopping Serie XXIX (certificates of participation).

•	On July 2, 2008 and August 15, 2008, Fideicomisos Financieros Tarjeta Shopping Series 44 and 45, respectively, were placed.

•

Until the end of fiscal year 2007, Fideicomisos Financieros Tarjeta Shopping, under the non revolving form, were authorized to deduct from their income all amounts that were to be assigned as distribution of income. On August 1, 2008, the Official Bulleting published Decree No. 1207/2008 that nullifies the previously mentioned tax benefit. As of the issuance date of the financial statements of Fideicomisos Financieros Tarjeta Shopping, the trustee (Banco de Valores S.A.) was analyzing the impact of such provision on the equity and cash flows. Financial Statements of Fideicomisos Financieros Tarjeta Shopping as of June 30, 2008, do not recognize the accounting effect of applying the previously mentioned amendments. However, Tarshop S.A. has considered such effect upon determining the recoverable values of its holding over Certificates of Participation.

ALTO PALERMO S.A. (APSA)

Free translation of the

Financial Statements

As of and for the fiscal years ended June, 30, 2008 and 2007

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2008 and 2007

	06.30.08 (Notes 1 and 2) Ps.	06.30.07 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	23,602,140	8,720,856
Investments (Schedules D and I)	168,878,563	378,835,391
Accounts receivable (Note 3.b and Schedule I)	61,831,803	50,810,256
Other receivables (Note 3.c and Schedule I)	59,597,131	33,311,338
Inventory (Note 3.d)	518,732	7,223,573

Total Current Assets	314,428,369	478,901,414

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	784,976	1,347,324
Other receivables (Note 3.c and Schedule I)	448,177	1,065,076
Inventory (Note 3.d)	3,379,206	—
Equity investments (Schedule C)	649,177,848	598,492,982
Investments (Schedule D)	156,481,838	69,548,387
Fixed assets (Schedule A)	618,647,636	602,848,327
Intangible assets (Schedule B)	62,997	593,781

Total Non-Current Assets	1,428,982,678	1,273,895,877

Total Assets	1,743,411,047	1,752,797,291

	06.30.08 (Notes 1 and 2) Ps.	06.30.07 (Notes 1 and 2) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	28,197,107	15,954,389
Short-term debt (Note 3.f and Schedule I)	35,882,812	63,214,822
Salaries and social security payable (Note 3.g and Schedule I)	13,819,548	11,468,359
Taxes payable (Note 3.h and Schedule I)	29,874,445	12,492,267
Customer advances (Note 3.i and Schedule I)	45,354,505	36,765,875
Related parties (Note 5 and Schedule I)	6,359,846	53,987,852
Other liabilities (Note 3.j and Schedule I)	15,394,661	11,046,959

Total debts	174,882,924	204,930,523

Provisions (Note 3.k and Schedules E and I)	122,699	—

Total Current liabilities	175,005,623	204,930,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	—	20,804
Long-term debt (Note 3.f and Schedule I)	662,110,625	672,309,206
Taxes payable (Note 3.h and Schedule I)	14,919,688	12,159,409
Customer advances (Note 3.i and Schedule I)	38,627,408	34,059,159
Other liabilities (Note 3.j and Schedule I)	12,000	65,008

Total debts	715,669,721	718,613,586

Provisions (Note 3.k and Schedules E and I)	4,579,892	5,345,955

Total Non-Current Liabilities	720,249,613	723,959,541

Total Liabilities	895,255,236	928,890,064

SHAREHOLDERS’ EQUITY (per related statement)	848,155,811	823,907,227

Total Liabilities and Shareholders’ Equity	1,743,411,047	1,752,797,291

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Income

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	06.30.08 (Notes 1 and 2) Ps.	06.30.07 (Notes 1 and 2) Ps.
Revenues:
Leases and services	211,928,252	167,496,887
Other (Note 5)	3,728,636	59,912,260

Total revenues	215,656,888	227,409,147

Costs:
Leases and services (Schedule H)	(55,123,590)	(51,119,965)
Other (Schedule F)	(3,579,468)	(61,211,050)

Total costs	(58,703,058)	(112,331,015)

Gross profit:
Leases and services	156,804,662	116,376,922
Other	149,168	(1,298,790)

Total gross profit	156,953,830	115,078,132

Selling expenses (Schedule H)	(12,319,596)	(12,955,137)
Administrative expenses (Schedule H)	(30,827,918)	(26,347,399)

Subtotal expenses	(43,147,514)	(39,302,536)

Gain from recognition of inventories at net realizable value	185,160	545,400

Operating income	113,991,476	76,320,996

Net income on equity investments (Note 6)	19,107,837	43,817,754

Financial gain generated by assets:
Recovery of impairment of long – lived assets	—	101,197
Interest income from related parties (Note 5)	1,589,403	408,980
Interest income from past-due receivables	2,726,010	2,571,445
Other interest	1,228,246	1,650,481
Mortgage loans interest Torres de Abasto	99,267	163,618
Interest earned from financial collocations	21,718,294	3,078,710
Exchange differences	7,028,918	(2,415,890)
Holding loss	(31,821)	(1,532,511)

Subtotal	34,358,317	4,026,030

Financial loss generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(11,402,707)	(20,176,446)
Financial costs	(34,820,410)	(13,392,469)
Loss from operations with derivative financial instruments	(4,100,429)	—
Exchange differences	4,542,170	(1,897,336)
Interests on taxes payable	(465,917)	(246,597)
Other interests	(389)	(81)

Subtotal	(46,247,682)	(35,712,929)

Financial results, net	(11,889,365)	(31,686,899)

Other income and expenses, net (Note 3.l)	2,657,295	(4,785,929)

Income before taxes	123,867,243	83,665,922

Income tax (Note 9)	(43,897,266)	(19,609,358)

Net income	79,969,977	64,056,564

Net basic earnings per share (Note 8)	0.1023	0.0819

Net diluted earnings per share (Note 8)	0.0389	0.0329

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	Shareholders’ contributions				Appraisal revaluation reserve (Note 2.19) Ps.	New projects reserve Ps.	Legal reserve (Note 12) Ps.	Accumulated retained earnings Ps.	Total as of 06.30.08 Ps.	Total as of 06.30.07 Ps.
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of the beginning of the year	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	64,056,564	823,907,227	806,840,505
Issuance of common stock from Convertible Notes	—	—	—	—	—	—	—	—	—	10,158
Dividends distribution—Shareholders meeting as of 10.31.06	—	—	—	—	—	—	—	—	—	(47,000,000)
Dividends distribution—Shareholders meeting as of 10.25.07	—	—	—	—	—	—	—	(55,721,393)	(55,721,393)	—
Legal reserve—Shareholders meeting as of 10.25.07	—	—	—	—	—	—	3,202,828	(3,202,828)	—	—
New projects reserve—Shareholders meeting as of 10.25.07	—	—	—	—	—	5,132,343	—	(5,132,343)	—	—
Net income for the year	—	—	—	—	—	—	—	79,969,977	79,969,977	64,056,564

Balances as of 06.30.08	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	62,508,872	16,092,018	79,969,977	848,155,811	—

Balances as of 06.30.07	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	64,056,564	—	823,907,227

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	06.30.08 (Notes 1 and 2) Ps.	06.30.07 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	387,556,247	22,212,671
Cash and cash equivalents at the end of the year	171,103,253	387,556,247

(Decrease) Increase in cash and cash equivalents	(216,452,994)	365,343,576

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	79,969,977	64,056,564
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	(7,708,022)	(3,105,226)
• Recovery of impairment of long-lived assets	—	(101,197)
• Depreciation of fixed assets	40,171,563	36,958,673
• Amortization of intangible assets	530,784	1,493,466
• (Recovery)/Charge of provision for contingencies	(93,339)	3,319,476
• Charge for impairment of inventory	31,821	—
• Recovery of doubtful expenses	(280,929)	(887,719)
• Net carrying value of decreases in fixed assets	706,012	46,642
• Provision for donations	2,400,000	2,963,470
• Provisions for Directors’ fees	7,356,159	7,063,356
• Net income on equity investments	(19,107,837)	(43,817,754)
• Gain from recognition of inventories at net realizable value	(185,160)	(545,400)
• Charge of allowance for doubtful accounts	1,544,307	3,072,581
• Income tax	43,897,266	19,609,358
Changes in operating assets and liabilities:
• Increase in accounts receivable	(12,003,506)	(3,581,957)
• Increase in other receivables	(13,620,102)	(21,369,623)
• Decrease (Increase) in inventory	78,141	(250,406)
• Increase in trade accounts payable	21,311,914	1,881,014
• Increase in customer advances	15,852,559	10,801,063
• Increase in salaries and social security payable	2,351,189	4,240,813
• Decrease in taxes payable	(23,754,809)	(13,803,288)
• Decrease in other liabilities	(5,461,465)	(7,423,173)
• Decrease in provisions	(550,025)	(394,770)
• (Decrease) Increase in due to related parties	(7,703,266)	3,190,735
• (Decrease) Increase in accrued interest	(15,879,345)	6,464,524

Net cash provided by operating activities	109,853,887	69,881,222

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of investments	(21,377,450)	(577,908)
• Acquisitions of land reserves	(12,461,551)	—
• Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	4,677,758	592,610
• Acquisition of fixed assets	(106,548,900)	(49,543,696)
• Advances for shares purchase	(682,761)	(1,108,239)
• Proceeds from the liquidation of Inversora del Puerto S.A.	16,011	—
• Irrevocable contributions in related parties	(88,585,781)	(321,000)
• Payments from purchased companies (Comercializadora Los Altos S.A.)	(3,264,453)	—
• Proceeds from (Payments for) purchased companies (E-commerce Latina S.A.)	3,145,695	(85,908)
• Collection of receivables from related parties	250,000	6,439,941
• Loans granted to related parties	(10,000,000)	(9,320,000)
• Loans granted	(1,085,330)	—
• Revenue from real estate sales	—	59,912,260
• Payments for purchased companies (Empalme S.A.I.C.F.A. y G.)	—	(11,666,000)
• Payments for purchased companies (Panamerican Mall S.A.)	—	(158,296,260)
• Cash from guarantee deposit	—	9,111,000
• Dividends collected	21,271,251	4,339,312

Net cash used in investing activities	(214,645,511)	(150,523,888)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of repurchase of Notes	(4,720,802)	—
• Payment of seller financing Mendoza Plaza Shopping S.A.	—	(5,483,731)
• Payment of seller financing Empalme S.A.I.C.F.A. y G.	(11,736,866)	(9,624,197)
• Payment of seller financing Shopping Neuquén S.A.	—	(9,250,600)
• Related parties loans	—	21,415,000
• Payment of loans	—	(34,258,000)
• Cash proceeds from issuance of Notes, net of expenses	—	519,471,041
• Advances in bank checking accounts	—	133,028,238
• Settlement of advances in bank checking accounts	(39,482,309)	(122,311,509)
• Payment of dividends	(55,721,393)	(47,000,000)

Net cash (used in) provided by financing activities	(111,661,370)	445,986,242

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(216,452,994)	365,343,576

(1) Includes cash and banks and investments (with a realization term not exceeding three months).

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

	06.30.08 Ps.	06.30.07 Ps.
Additional information
– Interest paid	33,691,968	29,115,826
– Income tax paid	8,820,071	—

Non-cash activities:
– Transference of non-current investments to inventory	—	59,912,260
– Transference of inventory to non-current investments	705,153
– Offsetting of related parties accounts payable and receivable	3,047,309	9,214,479
– Increase in related parties accounts receivable through a decrease in equity investments	6,623,318	—
– Decrease in liabilities due to related parties through a decrease in equity investments	46,581,653	22,000,000
– Transference of fixed assets to land reserve	49,872,016	—
– Increase in equity investments through an increase in liabilities due to related parties	5,982,118	—
– Increase in liabilities due to related parties through an increase in other receivables	3,107,882	—
– Increase in non-current investments through an increase in financial loans	23,211,970	—
– Increase in financial and bank loans through a decrease in provisions	—	2,614,228
– Dividends declared by subsidiary, pending collection	—	1,073,600
– Increase in expenses from the issuance of Notes through an increase in accounts payable	—	1,691,034
– Conversion of unsecured convertible Notes into ordinary shares	—	10,158

Alejandro G. Elsztain Executive Vice-President Acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

(expressed in Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these new standards on these financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of June 30, 2008 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 87.1 million, approximately, which should be charged to results of previous years for Ps. 92.4 million (loss) and to results of the year for Ps. 5.3 million (gain).

(ii)	a decrease in assets for equity investments of Ps. 35.3 million, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 38.8 million (loss) and to results of the year for Ps. 3.5 million (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount (in million of Pesos)	Amount arising from equity investments (in million of Pesos)
No fixed term	20.9	3.3
2009	3.9	3.9
2010	3.9	3.9
2011	3.9	3.9
2012	3.9	3.9
2013	3.9	3.9
In greater than 2014	46.7	12.5

	87.1	35.3

COMPARATIVE INFORMATION

Certain amounts of the financial statements for fiscal year ended June 30, 2007 have been reclassified for the purpose of comparison with the figures of the current fiscal year.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2. Use of estimates

The preparation of these financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the fiscal year. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3. Revenue recognition

3.1. Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2. Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	The sale has been consummated.
2.	The Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.
3.	The Company’s receivable is not subject to future subordination.
4.	The Company has transferred to the buyer the risk of ownership.

4. Cash and banks

Cash on hand was computed at nominal value.

5. Investments

1. Current investments

Mutual funds have been valued at quotation value in force at year-end.

Time deposits have been valued at its face value plus accrued interest at year-end.

Government bonds have been valued at quotation value at year-end.

See the breakdown of current investments in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2. Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares and the goodwill resulting from the various acquistions of companies. See the breakdown of non-current investments in Schedule C.

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values require complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

3. Land reserve

Those reserves to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at year-end.

See the breakdown of investments in land reserve in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

6. Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment, if applicable.

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income, are valued at net realizable value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

Units under construction

The Company has the right to receive units to be constructed with respect to the barter subscribed with Condominios del Alto S.A. on October 11, 2007. This right has been valued in accordance with the accounting measurement criterion of inventories to receive, as above mentioned, and is disclosed in “Inventory”.

7. Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment , when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at each fiscal year end.

8. Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1. Trademarks

Trademarks represent fees and expenses related to their registration.

8.2. Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at fiscal year end.

9. Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.2) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares of Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term and the goodwill recorded by the purchase of shares of Mendoza Plaza Shoping S.A., is amortized over a nineteen-year term .

Amortization is shown in “Net income on equity investments” in the Statements of Income (Note 6).

10. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal year end.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

12. Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are exposed by its representative value at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13. Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time. Transfers between independent parties not containing interests are disclosed at current value at fiscal year end.

14. Other receivables and liabilities

-	Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each fiscal year end, when applicable.

-	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

15. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16. Allowances and provisions

-	For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-	For impairment of assets: The Company analyzes the recoverability of its assets at each fiscal year end.

For the shopping centers, the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

-	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

At the date of issuance of these financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Increases and decreases in allowances for the fiscal years ended June 30, 2008 and 2007 are detailed in Schedule E.

17. Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 9.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

18. Derivative financial instruments

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

The detail of the Company’s activities with derivative financial instruments is included in Note 23.

Liabilities originated from derivative instruments are related to forward contracts of foreign currency and have been valued at estimated settlement cost.

Differences arising from applying the detailed measurement criterion have been recognized as income/loss for the year in financial loss generated by liabilities.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

19. Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historical nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

20. Results for the fiscal year

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

21. Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used.

22. Vacation expenses

Vacation expenses are fully accrued in the fiscal year of service giving rise to the right to enjoy vacation.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	06.30.08 Ps.	06.30.07 Ps.
Cash in local currency	206,606	176,434
Cash in foreign currency (Schedule G)	28,141	5
Banks in local currency	19,310,741	1,450,421
Banks in foreign currency (Schedule G)	4,056,652	7,093,996

Total cash and banks	23,602,140	8,720,856

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

b) Accounts receivable:

	06.30.08 Ps.	06.30.07 Ps.
Current
Checks to be deposited	27,662,532	18,207,870
Leases and services receivable	27,674,996	22,623,631
Debtors under legal proceedings	17,062,455	15,368,557
Pass-through expenses receivable	7,533,486	7,924,898
Notes receivable (Schedule G)	3,581,235	1,636,749
Mortgage receivable—Torres de Abasto	494,805	467,108
Credit card receivable	12	13
Receivable from the sale of Alcorta Plaza’s land(i) (Schedule G)	—	6,008,654
Less:
Allowance for doubtful accounts (Schedule E)	(22,177,718)	(21,427,224)

Total	61,831,803	50,810,256

Non-current
Notes receivable (Schedule G)	485,224	897,393
Mortgage receivable—Torres de Abasto	282,921	413,658
Leases and services receivable	16,831	36,273

Total	784,976	1,347,324

Total accounts receivable	62,616,779	52,157,580

(i)	As of June 30, 2007 corresponds to the balance of the receivable for the sale of the Alcorta Plaza´s land. During December 2007, the last installment of USD 1.925 million was collected, plus interests.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

c) Other receivables:

	06.30.08 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	38,056,672	18,204,138
Prepaid expenses (Schedule G)	10,851,031	9,422,470
Dividends receivable (Note 5)	5,102,807	1,073,600
Prepaid services	2,975,412	1,350,302
Loans granted	1,085,330	—
Other tax credits	478,982	1,065,277
Prepaid gross revenue tax	322,182	662,987
Other prepaid tax	151,257	147,874
Guarantee deposits(i)	146,115	158,716
Recoverable expenses	16,266	—
Other tax credits—Gross revenue tax	542	1,158,026
Others	410,535	67,948

Total	59,597,131	33,311,338

Non-current
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenue tax	448,177	835,470
Guarantee deposits(i)	—	229,606

Total	448,177	1,065,076

Total other receivables	60,045,308	34,376,414

(i)	Includes deposits which are restricted (see Note 7).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

d) Inventory:

	06.30.08 Ps.	06.30.07 Ps.
Current
Torres de Abasto(ii)	325,000	621,628
Resale merchandise	193,732	263,992
Torres de Rosario(i)	—	6,337,953

Total	518,732	7,223,573

Non-current
Units under construction (Note 21)	3,379,206	—

Total	3,379,206	—

Total Inventory	3,897,938	7,223,573

(i)	On December 9, 2005 a preliminary sale contract between Alto Palermo S.A. and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. As of December 31, 2007, due to contractual breaches of Villa Hermosa S.A., the Company decided to rescind this transaction and the land was reclassified to Investments. See Schedule D.
(ii)	It is disclosed net of the allowance for impairment of Ps. 82,025 as of June 30, 2008 and Ps. 104,402 as of June 30, 2007. (See Schedule E).

e) Trade accounts payable:

	06.30.08 Ps.	06.30.07 Ps.
Current
Suppliers (Schedule G)	14,222,796	1,763,212
Accruals (Schedule G)	13,804,858	13,126,804
Foreign suppliers (Schedule G)	40,716	1,009,975
Others	128,737	54,398

Total	28,197,107	15,954,389

Non-current
Foreign suppliers (Schedule G)	—	20,804

Total	—	20,804

Total trade accounts payable	28,197,107	15,975,193

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

f) Short-term and long-term debt:

	06.30.08 Ps.	06.30.07 Ps.
Short-term debt
— Banks
Overdrafts	—	39,482,309

Subtotal	—	39,482,309

— Financial
Debt for purchase of Beruti plot of land (Note 24) (Schedule G)	10,780,688	—
Seller financing—Mendoza Plaza Shopping S.A.	9,090,000	—
Seller financing—Empalme S.A.I.C.F.A. y G—Principal (ii) (Schedule G)	5,747,500	11,753,400
Accrued interest for Unsecured Convertible Notes (i) (Note 5 and Schedule G)	6,536,540	6,483,373
Accrued interest of US Notes and Argentine peso-linked Notes (Schedule G) (iii)	4,831,972	6,412,646
Seller financing Empalme—S.A.I.C.F.A. y G (ii) (Schedule G)—Accrued interest	2,874	8,815
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,197,540)	(1,016,499)
Others	90,778	90,778

Subtotal	35,882,812	23,732,513

Total	35,882,812	63,214,822

Long-term debt
— Financial
US Notes and Argentine peso-linked Notes (Schedule G) (iii)	511,419,833	525,180,000
Unsecured Convertible Notes (i) (Note 5 and Schedule G)	142,864,500	146,076,000
Seller financing—Empalme S.A.I.C.F.A. y G.—Principal (ii) (Schedule G)	—	5,876,700
Debt for purchase of Beruti plot of land (Note 24) (Schedule G)	12,431,282	—
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,604,990)	(4,823,494)

Total	662,110,625	672,309,206

Total short-term and long-term debt	697,993,437	735,524,028

(i)	See Note 11.
(ii)	Represent the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% nominal annual interest, payable in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On June 16, 2008 the third principal installment was cancelled. (See Note 14).
(iii)	See Note 19.

g) Salaries and social security payable:

	06.30.08 Ps.	06.30.07 Ps.
Provision for vacation and bonuses	11,906,337	10,092,703
Social security payable	1,596,771	1,161,802
Salaries payable	—	2,250
Others	316,440	211,604

Total salaries and social security payable	13,819,548	11,468,359

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

h) Taxes payable:

	06.30.08 Ps.	06.30.07 Ps.
Current
Income tax	22,150,096	7,718,643
Value Added Tax (VAT) payable, net	4,703,607	3,238,398
Income tax withholdings	1,037,316	350,129
Gross revenue tax withholdings	837,361	333,588
Gross revenue tax provision	354,996	156,746
Tax amnesty plan for gross revenue tax payable	288,077	181,761
Provision for tax on personal assets of shareholders	258,789	274,939
Other taxes payable	244,203	61,349
Gross revenue tax accrued (not claimable)	—	176,714

Total	29,874,445	12,492,267

Non-current
Deferred income tax (Note 9)	13,309,374	10,676,268
Tax amnesty plan for gross revenue tax payable	1,610,314	1,483,141

Total	14,919,688	12,159,409

Total taxes payable	44,794,133	24,651,676

i) Customer advances:

	06.30.08 Ps.	06.30.07 Ps.
Current
Admission rights	21,478,786	18,942,490
Lease and pass-through expenses advances (i)	11,472,796	7,909,830
Customer advances (Schedule G)	11,176,723	6,524,192
Advance for the sale of Torres Rosario land (Schedule G) (ii)	—	2,510,520
Guarantee deposits	1,226,200	878,843

Total	45,354,505	36,765,875

Non-current
Admission rights	29,878,399	23,870,559
Lease and pass-through expenses advances (i)	8,749,009	10,188,600

Total	38,627,408	34,059,159

Total customer advances	83,981,913	70,825,034

(i)	The balance of lease and pass-through expenses advances includes Ps. 0.3 million and Ps. 3.4 million current and non-current, respectively, related to advances received from Hoyts Cinemas for the construction of the cinema theater complexes at the Alto Noa shopping center.

These advances accrue interest at six-month LIBOR plus 2-2.25 points. As of June 30, 2008 the six-month LIBOR was 3.1%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	As of June 30, 2007 corresponded to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (See Note 3.d) (i).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

j) Other liabilities:

	06.30.08 Ps.	06.30.07 Ps.
Current
Provision for Directors’ fees (Note 5)	8,549,408	7,235,001
Advances to Directors (Note 5)	(1,193,249)	(171,644)
Operations with derivative financial instruments	4,599,785	—
Donations payable (Note 5)	2,400,603	2,963,470
Contributed leasehold improvements (i)	701,995	212,222
Withholdings and guarantee deposits	336,119	220,265
Other	—	587,645

Total	15,394,661	11,046,959

Non-current
Directors’ guarantee deposits (Note 5)	12,000	12,000

Contributed leasehold improvements (i)	—	53,008

Total	12,000	65,008

Total Other liabilities	15,406,661	11,111,967

(i)	Contributed leasehold improvements relate to improvements made by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are charged to income over the term of lease. Such accrued revenues were not significant during the fiscal years ended June 30, 2008 and 2007.

k) Provisions:

	06.30.08 Ps.	06.30.07 Ps.
Current
Provision for contingencies (i) (Schedule G and E)	122,699	—

Total	122,699	—

Non-current
Provision for contingencies (i) (Schedule E)	4,579,892	5,345,955

Total	4,579,892	5,345,955

Total provisions	4,702,591	5,345,955

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

l) Other income and expenses, net:

	06.30.08 Ps.	06.30.07 Ps.
Recovery other receivable doubtful accounts	4,677,758	1,480,329
Provision for contingencies (Schedule E)	1,099,832	(3,069,431)
Tax on personal assets of shareholders (Note 5)	(501,427)	(556,323)
Donations (Note 5)	(2,468,050)	(3,038,473)
Others	(150,818)	397,969

Total other income and expenses, net	2,657,295	(4,785,929)

NOTE 4:	COMMON STOCK

As of June 30, 2008, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 11.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally; the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2008 Ps.	06.30.2007 Ps.	06.30.2008 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(3,171,248)	(1,293,931)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,733,170	2,842,355
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,392,706)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(96,008,242)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(7,630,352)	(10,024,582)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services—Salaries and bonuses	(635,979)	1,040,186	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,141,448)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(46,804,107)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(3,719,883)	(4,887,002)	—	—
Other shareholders	Shareholders	Other expenses, net	(501,427)	(556,323)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	1,012,354	1,090,065	—	—
Tarshop S.A.	Subsidiary	Interest income	976,284	76,332	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	10,664,706	203,716
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	(20,880)	(28,440)
Tarshop S.A.	Subsidiary	Shared services—Salaries and bonuses	267,299	—	—	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	1,030,614	827,227
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(186,402)	(1,192,649)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	1,653,521	648,786
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(193,136)	(148,437)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees—Leases and services	144,000	144,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	—	(10,967)	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables—Dividends to collect	—	—	—	1,073,600
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	154	—	—	—
Fibesa S.A.	Subsidiary	Administration fees—Leases and services	120,000	120,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	87,144	510,222
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(19,904)	—
Fibesa S.A.	Subsidiary	Interest income	41,767	29,668	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	14,147	54,849
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees—Leases and services	2,500	6,000	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	3,314,252	83,099
Panamerican Mall S.A.	Subsidiary	Current payable with related parties	—	—	(8,699)	—
Panamerican Mall S.A.	Subsidiary	Interest income	35,507	—	—	—
Panamerican Mall S.A.	Subsidiary	Proceeds from other	—	59,912,260	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Other current receivables	—	—	417,034	3,136,688
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current payable with related parties	—	—	(2,099)	(2,099)
Comercializadora Los Altos S.A	Subsidiary (from 10.01.07)	Administration fees—Leases and services	45,500	42,000	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Interest income	—	56,816	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	8,957,587	3,382,925
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables—Dividends to collect	—	—	5,102,807	—
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(72,366)	(5,248,458)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(1,248,637)	(49,964,577)
Shopping Alto Palermo S.A.	Subsidiary	Interest income	—	2,506	—
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	2,059	24,396
Empalme S.A.I.C.F.A. y G.	Subsidiary	Other current receivables	—	—	4,873,821	3,910,297

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5:	(Continued)

			Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
Company	Relation	Description of transaction/caption	06.30.2008 Ps.	06.30.2007 Ps.	06.30.2008 Ps.	06.30.2007 Ps.
Empalme S.A.I.C.F.A. y G.	Subsidiary	Interest income	479,694	212,085	—	—
Inversora del Puerto S.A. (1)	Subsidiary	Current payable with related parties	—	—	—	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,186,453	1,883,507
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(815,624)	(917,736)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services—Salaries and bonuses	826,308	(242,764)	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	1,478	—	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(341,360)	(104,863)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(1,658,613)	(494,133)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	6,857	2,578
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	22,408	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(30,989)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Other current receivables	—	—	—	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(163,375)	(188,520)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees—Leases and services	(845,613)	(1,478,130)	—	—
Director’s Fees	Directors	Other current receivables	—	—	17,207	5,450
Directors	Directors	Short-term debt	—	—	(1,384)	(1,373)
Directors	Directors	Long-term debt	—	—	(30,250)	(30,930)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(2,402)	(3,159)	—	—
Directors	Directors	Directors fees	(9,167,216)	(7,751,505)	—	—
Directors and management	Directors	Other current liabilities	—	—	(7,356,159)	(7,063,357)
Loans to the personnel	Personnel	Other current receivables	—	—	823,177	549,409
Loans to the personnel	Personnel	Current payable with related parties	—	—	—	(4,447)
Loans to the personnel	Personnel	Interest and exchange differences with related parties	(2)	(4)	—	—
Loans to the personnel	Personnel	Interest income	56,151	31,573	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,400,000)	(1,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses—Donations	(2,400,000)	(1,500,000)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	328	322
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	142,580	57,138
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,002)	(995)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(21,901)	(22,394)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(1,742)	(2,274)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(366)
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10,223	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	(64)
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,945	1,059
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	794	70,756
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(20,520)	(33,600)
Canteras Natal del Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	(5)	952
Falabella Argentina S.A.	Shareholder of Mendoza Plaza Shopping S.A.	Other current receivables	—	—	—	—
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	—
Rummaalá	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	108,502	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(136,973)	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	7,747	—

(1)	On September 28, 2007 the company has been liquidated.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 6:	NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	06.30.08 Ps.	06.30.07 Ps.
Income on equity investments	21,956,870	44,940,826
Amortization of goodwill and higher investment values	(2,849,033)	(2,657,833)
Recovery of impairment of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. (Schedule E)	—	2,153,984
Accelerated amortization of goodwill	—	(797,174)
Gain from sale of shares	—	177,951

Total	19,107,837	43,817,754

NOTE 7:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a) As of June 30, 2008, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i) Ps. 55,683 concerning the case “Saavedra Walter Ricardo with Alto Palermo S.A. and others about dismissal”.

ii) Ps. 52,972 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

iii) Ps. 50,600 concerning the case “Lopez Armando Francisco with Alto Palermo S.A.”.

iv) Ps. 20,382 concerning the case “La Meridional with Alto Palermo S.A.”.

b) As regards the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: Appeal”, Case file No.25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2008 amounts to Ps. 36.7 million (disclosed in the “Non-current investments”). (See Schedule D).

c) As of June 30, 2008 there is Ps. 34.1 million in the Equity investment account related to the shares of Empalme S.A.I.C.F.A. y G., which have been pledged. (See Schedule C).

d) As regards the case styled “Case File N° 88.390/03 c/ María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180,454.

e) As of June 30, 2008, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase price for USD 8.9 million. See note 24.

NOTE 8:	EARNINGS PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the year.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

	06.30.08	06.30.07
Weighted-average outstanding shares	782,064,214	782,056,978
Weighted-average diluted ordinary shares	2,242,824,213	2,239,511,021

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	06.30.08 Ps.	06.30.07 Ps.
Net income for calculation of basic earnings per share	79,969,977	64,056,564
Interest—Unsecured Convertible Notes	14,566,039	14,586,496
Exchange difference	(3,211,654)	330,596
Income tax	(3,974,035)	(5,220,982)

Net income for calculation of diluted earnings per share	87,350,327	73,752,674

Net basic earnings per share	0.1023	0.0819
Net diluted earnings per share	0.0389	0.0329

NOTE 9:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the year Ps.	Balances at year-end Ps.
Cash and banks	261,837	(253,406)	8,431
Accounts receivable	1,978,526	104,665	2,083,191
Other receivables	1,338,664	(2,929,401)	(1,590,737)
Inventories	(2,200,251)	1,266,984	(933,267)
Fixed assets	(9,745,535)	1,492,596	(8,252,939)
Intangible assets	(138,958)	138,958	—
Investments	(2,652,036)	(3,638,385)	(6,290,421)
Short-term and long-term debt	(2,043,999)	(46,331)	(2,090,330)
Tax payable	61,850	(61,850)	—
Social security payable	—	523,517	523,517
Other liabilities	1,037,215	(197,004)	840,211
Provisions	1,346,084	299,823	1,645,907
Tax loss carryforwards	80,335	666,728	747,063

Total net deferred tax liabilities	(10,676,268)	(2,633,106)	(13,309,374)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 9:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	06.30.08 Ps.	06.30.07 Ps.
Net income for the year (before income tax)	123,867,243	83,665,922
Current income tax rate	35%	35%

Income for the year at the tax rate	43,353,535	29,283,073
Permanent differences at the tax rate:
– Restatement into constant currency (2)	9,208,094	9,092,980
– Balance arising from year 2007 and 2006 tax return	(612,051)	(438,723)
– Amortization of intangible assets	8,147	8,146
– Donations	662,133	96,198
– Results on equity investments	(8,940,840)	(18,481,696)
– Others	218,248	49,380

Total income tax charge for the year (1)	43,897,266	19,609,358

(1)	Includes Ps. 2,633,106 related to deferred tax and Ps. 41,264,160 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 10:	INCREASE IN EQUITY INTEREST IN MENDOZA PLAZA SHOPPING S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3.0 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina to S.A. formally notified the put exercise previously granted by which this company sells to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share , thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of USD 3.0 million established in the respective option agreement (equivalent to Ps. 9.1 million). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of USD 1,027,331 will be returned to APSA on October 2, 2008.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 11:	ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2008 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of June 30, 2008 Unsecured Convertible Notes amounted to USD 47.2 million.

On July 21, 2008 the twelfth interest installment was cancelled by an amount of USD. 2.3 million.

NOTE 12:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ended on June 30, 2008 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 13:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6.3 million.

The Company has an insurance coverage against all risks and civil responsibility to cover this type of disaster. As of the issuance date of these financial statements the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10.48 million.

NOTE 14:	ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961,151. The Company was included in APSA’s financial statements as from December 31, 2006. During June 2008, APSA and SAPSA have paid USD 2.2 million related to the third installment of capital and interest, remaining one installment of USD 2,000,000 due in December 2008. Such installment accrues interest at a 6% nominal annual rate. To secure the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme´s shares. With the installment cancellation, the encumbrance will be lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 15:	SALE OF E-COMMERCE LATINA S.A. SHARES AND PURCHASE OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.´S CONTINUING COMPANY) SHARES

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) for Ps. 3.3 million and Ps. 0.4 million, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3.2 million and Ps. 0.3 million, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company). On December 21, 2007 the unpaid balance was cancelled.

NOTE 16:	ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2,513 (Argentine pesos two thousand five hundred and thirteen) every 47 months. As of the issuance date of these financial statements, the concession is at the 196 month, with a current monthly fee of Ps. 12,565 (Argentine pesos twelve thousand, five hundred and sixty five) while the next increase is scheduled for the 235 month.

The offer made by the Company to purchase such property was Ps. 32.5 million, payable as follows: 30%, or Ps. 9.7 million upon being awarded and the remaining balance of Ps. 22.7 million upon signing the ownership title deed.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 16:	(Continued)

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos commercial center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22.7 million was cancelled. As of June 30, 2008, the Company has recorded this transaction as non-current investments.

On January 24, 2008 the Company has received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, Alto Palermo challenged the valuation for Ps. 533,524.02 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, Alto Palermo is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the covenants agreed upon by the Province and the Company upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such theatre.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 17:	NEW COMMERCIAL DEVELOPMENT

During December 2006, Alto Palermo S.A. (APSA) subscribed a series of agreements to build, commercialize and manage a new commercial property that is being developed in the Saavedra neighbourhood, Autonomous City of Buenos Aires, by Panamerican Mall S.A. (PAMSA), a company organized at the end of the year 2006 in which APSA holds an 80% equity interest.

As regards this new venture, Alto Palermo S.A. made capital contributions to PAMSA for Ps. 158.3 million and sold to this company a plot of land facing the Posta, Pico and Arias streets (previously acquired from Philips Argentina S.A.) for the amount of Ps. 59.9 million. Likewise, APSA has pledged to make future capital contribution to PAMSA for up to a maximum amount of USD 37.8 million, aiming at completing the works and securing the startup and exploitation of the commercial center, which have been partially integrated at the issuance date of these financial statements.

The other PAMSA’s shareholder is Centro Comercial Panamericano S.A. (CCP), which holds the remaining 20% of the capital stock. This company made capital contributions to PAMSA for Ps. 24.6 million and sold to PAMSA the plot of land facing the Melian, Vedia and Arias streets (adjacent to the plot sold by APSA) for a total amount of Ps. 61.5 million and pledged to make capital contributions to complete the works and the startup of the commercial center up to a maximum amount of USD 9.4 million. These capital contributions have been partially integrated at the issuance date of these financial statements.

During the fiscal year ended June 30, 2008, APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 87.5 million and Ps. 21.9 million, respectively. As subsequent event, APSA and CCP made irrevocable contributions to PAMSA for Ps. 36.1 million and Ps. 9.0 million, respectively.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by the Company.

NOTE 18:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 18:	(Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of June 30, 2008 the Company’s contributions amount to Ps. 1,495,763.

NOTE 19:	ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment was cancelled by an amount of USD 4.72 million. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On June 11, 2008 the second interest installment was cancelled by an amount of Ps. 8.5 million.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 19:	(Continued)

During the fiscal year, the Company re-purchased 1,818,000 Series II Notes, which have been valued at their nominal value and are disclosed netting the capital and interest owed.

NOTE 20:	EXERCISE OF OPTION

During August 2007, the Company exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, the Company will make a total investment of USD 24.4 million.

This option has been accounted for in Non-Current Investment (Schedule D).

NOTE 21:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is disclosed in inventory—units under construction (Note 3.d).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 21:	(Continued)

As a complementary consideration in favor of the Company, Condominios del Alto S.A. paid to the Company USD 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2 h, of the building to be constructed on plot 2 g in favour of Condominios.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Twenty nine (29) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Twenty nine (29) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 2.1 million.

NOTE 22:	ACQUISITION OF A COMMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 23:	OPERATIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS

As of June 30, 2008 open operations are the following ones:

Forwards contracts	Bank	Amount	Maturity	Loss
Open operations
Purchase of USD	Citibank	2,000,000	10.31.08	(325,196)
Purchase of USD	Citibank	7,000,000	01.30.09	(1,019,699)
Purchase of USD	Itau	9,000,000	01.30.09	(1,368,898)
Purchase of USD	Santander	2,000,000	07.31.08	(350,000)
Purchase of USD	Santander	4,000,000	10.31.08	(656,393)
Purchase of USD	Santander	6,000,000	01.30.09	(879,599)

The result generated by the mentioned operations is included in Financial loss generated by liabilities and included a gain of Ps. 499,357 related to cancelled operations.

NOTE 24:	ACQUISITION OF PLOT OF LAND

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall known as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17,835,600 out of which, as of the closing date of these financial statements USD 8,935,600 had been paid and the remaining unpaid balance of USD 8.900.000 will be paid off in two equal annual and consecutive installments of USD 4,450,000 each, which do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account non-current investments.

NOTE 25:	SUBSEQUENT EVENTS

Barter with Cyrsa S.A.

On September 24, 1997, Alto Palermo S.A (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighbourhood.

After the 2008 fiscal year-end, a condition barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slot and the rights to increase the height of the property to build two towers building on the previously mentioned property, upon compliance with certain conditions.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 25:	(Continued)

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of four thousand and fifty three with 0.5 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of USD 88,815 and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, certain provisions essential for COTO, the current owner of the previously mentioned properties where the hypermarket complex and garage parking slots are located should be complied with.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa the compliance of the conditions precedent.

The total amount of the transaction between Cyrsa and APSA total USD 5,921,000.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the fiscal years beginning on July 1, 2007 and 2006 and ended June 30, 2008 and 2007

Schedule A

Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.(3)	Value as of end of the year Ps.	Depreciation					Net carrying value as of 06.30.08 Ps.	Net carrying value as of 06.30.07 Ps.
						Accumulated as of beginning of year Ps.	Rate %	For the fiscal year (1)		Accumulated as of end of the year Ps.
								Amount Ps.	Decreases/ Transfers Ps.
Properties:
Shopping centers:
- Abasto	252,589,339	666,424	—	1,410,497	254,666,260	71,663,614	(*)	8,277,328	—	79,940,942	174,725,318	180,925,725
- Alto Avellaneda	173,510,623	1,261,854	—	19,733,142	194,505,619	88,325,782	(*)	10,274,640	—	98,600,422	95,905,197	85,184,841
- Paseo Alcorta	106,571,231	898,636	—	420,390	107,890,257	47,716,190	(*)	4,167,174	—	51,883,364	56,006,893	58,855,041
- Patio Bullrich	160,093,133	1,607,139	—	1,100,410	162,800,682	57,614,534	(*)	7,122,879	—	64,737,413	98,063,269	102,478,599
- Alto NOA	43,307,958	2,980	—	78,725	43,389,663	16,267,694	(*)	2,082,634	—	18,350,328	25,039,335	27,040,264
- Alto Rosario	91,494,342	316,398	(396,639)	212,714	91,626,815	5,808,960	(*)	2,671,084	—	8,480,044	83,146,771	85,685,382
Other real estate	9,770,088	23,109,042	—	(23,109,042)	9,770,088	910,209	(*)	441,711	—	1,351,920	8,418,168	8,859,879
Leasehold improvements	4,313,700	400,000	—	—	4,713,700	3,642,749	(*)	458,307	—	4,101,056	612,644	670,951
Facilities	12,610,342	1,964,741	—	486,080	15,061,163	3,248,030	10	1,242,048	—	4,490,078	10,571,085	9,362,312
Furniture and fixtures	11,310,058	2,485,385	—	624,121	14,419,564	6,919,522	10	1,408,673	—	8,328,195	6,091,369	4,390,536
Vehicles	205,933	—	—	—	205,933	155,451	33	25,240	—	180,691	25,242	50,482
Computer equipment	14,301,174	473,838	—	—	14,775,012	12,506,657	33	1,100,035	—	13,606,692	1,168,320	1,794,517
Software	6,213,071	621,006	—	—	6,834,077	4,745,287	20	899,810	—	5,645,097	1,188,980	1,467,784
Advances for the purchase of fixed assets (2)	24,994,237	47,390,609	—	(37,187,327)	35,197,519	—		—	—	—	35,197,519	24,994,237
Work in progress:
- Rosario	40,532	196,906	—	(237,438)	—	—	—	—	—	—	—	40,532
- Patio Bullrich	657,915	2,199,531	(208,437)	578,627	3,227,636	—	—	—	—	—	3,227,636	657,915
- Alcorta	5,576,589	10,685,385	(94,425)	(30,023)	16,137,526	—	—	—	—	—	16,137,526	5,576,589
- Abasto	333,503	813,851	(4,011)	(719,026)	424,317	—	—	—	—	—	424,317	333,503
- Avellaneda	4,479,238	9,278,864	(2,500)	(13,390,275)	365,327	—	—	—	—	—	365,327	4,479,238
- Alto NOA	—	78,725	—	(78,725)	—	—	—	—	—	—	—	—
- Offices	—	2,097,586	—	235,134	2,332,720		—	—	—	—	2,332,720	—

Total as of 06.30.08	922,373,006	106,548,900	(706,012)	(49,872,016)	978,343,878	319,524,679	—	40,171,563	—	359,696,242	618,647,636	—

Total as of 06.30.07	873,185,478	49,543,696	(356,168)	—	922,373,006	282,875,532	—	36,958,673	(309,526)	319,524,679	—	602,848,327

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 335,800 which is expensed.
(2)	Includes Ps 5.9 million for the agreement executed to build and purchase the garages at cost, Ps. 25.6 million for advance payment for the partial acquisition of Soleil Factory (Note 22).
(3)	Includes Ps. 16,927,803 related to advances for purchase of plot of land located at Beruti 3571 and Ps 32,944,213 related to Patio Olmos, transferred to non-current investments.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the fiscal years beginning on July 1, 2007 and 2006 and ended June 30, 2008 and 2007

Schedule B

	Original values			Amortizations					Net carrying value as of 06.30.08	Net carrying value as of 06.30.07
	Value as of beginning of year Ps.	Decreases Ps.	Value as of end of year Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	Rate %	For the fiscal year	Accumulated as of end of the year Ps.
							Amount Ps. (1)
Trademarks	494,546	—	494,546	382,107	—	10	49,442	431,549	62,997	112,439
Pre-operatives expenses:
Rosario	4,332,072	—	4,332,072	3,850,730	—	33.33	481,342	4,332,072	—	481,342

Total as of 06.30.08	4,826,618	—	4,826,618	4,232,837	—	—	530,784	4,763,621	62,997	—

Total as of 06.30.07	5,777,954	(951,336)	4,826,618	3,690,707	(951,336)	—	1,493,466	4,232,837	—	593,781

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Balance Sheets as of June 30, 2008 and 2007

Schedule C

	F.V.	Shares owned	Value recorded as of 06.30.2008 Ps.	Value recorded as of 06.30.2007 Ps.	Main activity	Issuer’s information
						Last financial statement issued
Issuer and type of securities						Legal Address	Date	Common stock Ps.	Income (loss) for the year Ps.	Shareholders´ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1		89,583,005	70,418,136	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén – Mendoza	06.30.08	28,256,870	11,841,066	108,939,832	95
Mendoza Plaza Shopping S.A.- Goodwill		26,844,027	(4,147,420)	—
Mendoza Plaza Shopping S.A.-Higher investment value			5,826,082	5,000,185
Tarshop S.A. – Equity value	1		23,435,890	38,278,071	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	06.30.08				80
Tarshop S.A. – Goodwill			—	242,254				9,447,219	(11,552,727)	36,294,863
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	16,341,653	14,991,825	Building, maintenance, operation and exploitation under a regime of use of assets	Moreno 877 21° Floor – C.A.B.A.	06.30.08	25,054,000	3,464,324	30,440,381	53.68
Emprendimiento Recoleta S.A. – Goodwill			(410,956)	(485,675)	of a section of Recoleta Cultural Center
Shopping Neuquén S.A.—Equity value			5,685,300	887,769	Development of Undertakings	Rivadavia 86 3º Floor Of. 9- Neuquén	06.30.08	6,374,602	(521,985)	7,039,460	98.14
Shopping Neuquén S.A.—Higher investment value	1	2,081,706	7,007,790	7,007,790
Shopping Neuquén S.A.—Irrevocable contributions			1,244,872	5,459,112
Inversora del Puerto S.A.- Equity value (3)	—	—	—	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	—	—	—	—	—
Shopping Alto Palermo S.A -Equity value	1	165,829,123	190,094,895	237,325,718	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	06.30.08	165,829,124	20,974,149	190,094,898	99.9999
E-Commerce Latina S.A.—Equity value (4)	—	—	—	1,767,778	Holding	Florida 537 – 18º Floor C.A.B.A.	—	—	—	—	—
Fibesa S.A. – Equity value	0.00000001	999,900	6,626,329	5,452,019	Agent	Moreno 877 23º Floor – C.A.B.A.	06.30.08	0,01	5,862,119	6,626,992	99.9999
Fibesa S.A. – Goodwill			4,448,728	6,502,016
Empalme S.A.I.C.F.A. y G—Equity value (2)	1		34,073,342	32,648,534	Real estate investments	José A De Goyechea 2851 – Altos de San Martín - Córdoba	06.30.08	8,274,000	1,499,797	35,866,675	95
Empalme S.A.I.C.F.A. y G – Goodwill		7,860,300	(9,232,792)	(9,835,585)
Empalme S.A.I.C.F.A. y G – Higher investment value			15,088,352	16,073,445
Panamerican Mall – Equity value	1	185,854,653	231,730,978	147,141,160	Real estate Investments and developments	Moreno 877 – 22° Floor – C.A.B.A.	06.30.08	232,318,316	(3,601,043)	289,663,723	80
Panamerican Mall – Higher investment value			29,482,996	19,046,875
Conil S.A. – Equity value	1	6,000	262,122	201,248	Real estate investments	Lavalle 1290 7° Floor Of. 701 – C.A.B.A.	06.30.08	12,000	121,746	524,243	50
Comercializadora Los Altos S.A. (1)	1	1,517,158	2,036,682	235,722	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Florida 537 – 18° Floor – C.A.B.A.	06.30.08	1,685,732	2,297,884	6,472,815	90

Total			649,177,848	598,492,982

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.
(2)	See Note 7.c).
(3)	On September 28, 2007 this company was liquidated.
(4)	On November 6, 2007, total shareholding was sold to IRSA Inversiones y Representaciones S.A. and Patagonian Investment S.A.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheets as of June 30, 2008 and 2007

Schedule D

Items	Value as of 06.30.08 Ps.	Value as of 06.30.07 Ps.
Current
Time deposit in local currency (*)	94,287,114	—
Time deposit in foreign currency (*) (Schedule G)	33,831,323	—
Mutual Funds in local currency (*)	19,288,618	86,099,240
Mutual Funds in foreign currency (*) (Schedule G)	94,058	292,736,151
Bonds- PRO 2012	6,178,500	—
Bonds- PRE 2009	15,198,950	—

Total current	168,878,563	378,835,391

Non-Current
Advances for purchase of shares (1) (Schedule G)	1,791,000	1,108,239
Land reserve:
– Caballito Plot of land (2)	36,696,254	36,680,754
– Beruti Plot of land (3)	52,029,518	—
– Torres Rosario Plot of land	17,093,340	16,110,481
– Air Space Coto (5)	13,143,445	13,143,445
– Patio Olmos (4)	32,944,213	—
Other real estate	2,784,068	2,505,468

Total non-current	156,481,838	69,548,387

Total	325,360,401	448,383,778

(*)	Considered cash and cash equivalents in the Statement of Cash Flow.
(1)	See Note 20.
(2)	See Note 7.b).
(3)	Ps. 16,927,803 were transferred from fixed assets (See Note 24)
(4)	Transferred from fixed assets.
(5)	See Note 25.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases/ reclassifications Ps.	Carrying value as of June 30, 2008 Ps.	Carrying value as of June 30, 2007 Ps.
Deducted from assets:
Allowance for doubtful accounts	21,427,224	(3) 1,544,307	(1) (793,813)	22,177,718	21,427,224
Allowance for doubtful mortgage receivable	2,208,275	—	—	2,208,275	2,208,275
Impairment of inventory	104,402	(5) 31,821	(1) (54,198)	(2) 82,025	(2) 104,402

Included in liabilities:
Provision for current contingencies	—	(3) 122,699	—	122,699	—
Provision for non-current contingencies	5,345,955	(3) 883,794	(4) (1,649,857)	4,579,892	5,345,955

Total as of June 30, 2008	29,085,856	2,582,621	(2,497,868)	29,170,609	—

Total as of June 30, 2007	29,253,280	6,392,057	(6,559,481)	—	29,085,856

(1)	Corresponds to the usage of the fiscal year.
(2)	Set forth in Note 3.d) ii).
(3)	Set forth in Schedule H.
(4)	Ps. 1,099,832 correspond to recovery of provisions and Ps. 550,025 corresponds to the usage of the fiscal year.
(5)	Corresponds to the increase of allowance for impairment of inventory, disclosed in Financial gain generated by assets.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

Schedule F

	06.30.08 Ps.	06.30.07 Ps.
Cost of leases and services
Expenses (Schedule H)	55,123,590	51,119,965

Cost of leases and services	55,123,590	51,119,965

Cost of other
Stock as of beginning of year	7,223,573	7,859,082
Purchases of the year	3,379,206	1,593,243
Obsolescence decreases	—	(1,562,789)
Transfers	(1) (3,471,093)	(2) 58,599,700
Gain from recognition of inventories at net realizable value	185,160	545,400
Expenses (Schedule H)	192,381	1,298,790
(Charge) Recovery of impairment	(31,821)	101,197
Stock as of end of the fiscal year (Note 3.d)	(3,897,938)	(7,223,573)

Cost by other	3,579,468	61,211,050

(1)	Includes Ps. 705,153 related to transfers to non-current investments and Ps. 70,260 related to transfers to the cost of goods for advertising events, which will be recovered from the lessees and, therefore, are disclosed as Pass-through expenses receivable (Note3.b).
(2)	As of June 30, 2007, Ps. 59,912,260 correspond to transfer from other non-current investments and (Ps. 1,312,560) correspond to the the transfer of the cost of goods for advertising events, which will be recovered from the lessees and, therefore, are disclosed as Pass through expenses receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2008 and 2007

Schedule G

Items	Class	Amount of foreign currency	Prevailing exchange rate Ps. (1)	Total as of June 30, 2008 Ps.	Total as of June 30, 2007 Ps.
Assets
Current Assets
Cash and banks	USD	850,255	2.985	2,538,012	5,823,841
Cash and banks	Euros	328,393	4.7011	1,543,809	1,270,160
Cash and banks	Libras	500	5.9446	2,972	—
Investments	USD	11,365,287	2.985	33,925,381	292,736,151
Leases and services receivable	USD	563,560	2.985	1,682,227	6,486,727
Other receivables	USD	118,925	2.985	354,991	—

Total Current Assets		13,226,920		40,047,392	306,316,879

Non-current Assets
Investments	USD	600,000	2.985	1,791,000	1,108,239
Leases and services receivable	USD	—		—	286,728

Total Non-Current Assets		600,000		1,791,000	1,394,967

Total Assets as of June 30, 2008		13,826,920		41,838,392	—

Total Assets as of June 30, 2007		100,681,516		—	307,711,846

Liabilities
Current Liabilities
Trade accounts payable	USD	6,081,875	3.025	18,397,670	1,009,975
Trade accounts payable	Euros	4,600	4.7644	21,916	—
Customers advances	USD	125,619	3.025	379,997	2,510,520
Short-term debt	USD	11,943,112	3.025	36,127,915	22,305,151
Provisions	USD	40,562	3.025	122,699	—

Total Current Liabilities		18,195,768		55,050,197	25,825,646

Non-Current Liabilities
Trade accounts payable	USD	—		—	20,804
Long-term debt	USD	171,337,449	3.025	518,295,782	523,112,700

Total Non-Current Liabilities		171,337,449		518,295,782	523,133,504

Total Liabilities as of June 30, 2008		189,533,217		573,345,979	—

Total Liabilities as of June 30, 2007		177,272,690		—	548,959,150

(1)	Exchange rates as of June 30, 2008 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

Schedule H

Items	Total as of June 30, 2008 Ps.	Costs						Expenses		Total as of June 30, 2007 Ps.
		Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.
Depreciation and amortization	40,366,547	—	40,366,547	—	—	—	40,366,547	—	—	38,134,794
Condominium expenses and collective promotion fund non-recovered	6,802,874	—	6,802,874	306,614	—	(306,614)	6,802,874	—	—	9,119,615
Taxes, rates, contributions and services	12,780,783	16,452	73,294	13,166,000	1,191,752	(14,357,752)	89,746	4,741,250	7,949,787	11,235,127
Fees for directors	9,167,216	—	—	—	—	—	—	9,167,216	—	7,751,505
Parking	3,402,817	—	3,402,817	—	—	—	3,402,817	—	—	2,555,132
Fees and payments for services	7,130,499	100,666	—	3,529,079	32,600	(3,561,679)	100,666	7,029,833	—	9,747,228
Salaries, bonuses and social security taxes	8,239,805	—	—	31,528,381	3,906,695	(35,435,076)	—	7,812,080	427,725	5,054,914
Maintenance, repairs, cleaning and security	3,541,874	2,410	3,471,565	20,153,337	95,467	(20,248,804)	3,473,975	67,899	—	1,162,286
Personnel expenses	285,994	—	—	2,331,395	182,255	(2,513,650)	—	285,994	—	363,244
Advertising	39,487	—	—	42,119	21,770,074	(21,812,193)	—	—	39,487	549,106
Contingencies	1,006,493	—	1,006,493	—	—	—	1,006,493	—	—	250,045
Allowance for doubtful accounts	1,544,307	—	—	—	—	—	—	—	1,544,307	3,072,581
Insurance	206,723	—	—	672,992	21,974	(694,966)	—	206,723	—	262,346
Bank charges	584,371	—	—	—	—	—	—	584,371	—	340,229
Rental	345,671	—	—	946,878	67,093	(1,013,971)	—	345,671	—	186,000
Regulatory Authority expenses	172,300	—	—	—	—	—	—	172,300	—	191,489
Freight and transportation	23,475	—	—	342,114	85,187	(427,301)	—	23,475	—	28,560
Training expenses	—	—	—	—	—	—	—	—	—	404,190
Courses, exhibitions and events	1,258,215	—	—	—	—	—	—	—	1,258,215	—
Stationery	35,158	—	—	1,361,211	89,772	(1,450,983)	—	35,158	—	36,522
Indemnity	326,133	—	—	1,320	—	(1,320)	—	—	326,133	307,893
Commissions	235,731	—	—	—	—	—	—	—	235,731	430,340
Other services	—	—	—	281,018	718	(281,736)	—	—	—	—
Others	967,012	72,853	—	124,287	3,802	(128,089)	72,853	355,948	538,211	538,145
Expenses recovery	—	—	—	(74,786,745)	(27,447,389)	102,234,134	—	—	—	—

Total as of June 30, 2008	98,463,485	192,381	55,123,590	—	—	—	55,315,971	30,827,918	12,319,596	—

Total as of June 30, 2007	—	1,298,790	51,119,965	—	—	—	52,418,755	26,347,399	12,955,137	91,721,291

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Balance Sheets as of June 30, 2008 and 2007

Schedule I

	06.30.08								06.30.07
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related Parties	Other liabilities (4) (8)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long- term debt	Related Parties	Other liabilities (4)
No fixed term	—	500,000	533,782	—	—	90,778	—	17,901,266	—	140,344	634,555	—	—	90,778	—	31,141,368

Past due	—	25,861,479	—	4,145,378	1,226,200	—	—	—	—	9,685,222	466,548	1,047,469	4,290,381	—	—	—

To mature
In three months	168,878,563	17,531,818	37,163,341	19,769,800	19,414,617	15,327,155	6,328,796	25,502,549	378,835,391	20,827,832	18,960,487	4,620,094	12,336,254	45,711,557	15,014,017	15,896,353
Between three and six months	—	9,673,447	6,608,206	4,281,929	8,237,896	10,282,961	10,350	30,437,953	—	4,868,674	8,942,521	6,802,762	6,713,080	12,039,629	15,510	14,935,041
Between six and nine months	—	5,806,343	12,103,236	—	8,237,896	10,481,303	10,350	2,339,153	—	8,246,151	2,268,417	1,471,994	6,713,080	(254,125)	38,942,815	1,057,622
Between nine and twelve months	—	2,458,716	3,188,566	—	8,237,896	(299,385)	10,350	931,698	—	7,042,033	2,268,415	2,012,070	6,713,080	5,626,983	15,510	3,118,569

Between one and two years	—	440,233	224,629	—	17,312,340	55,555,783	—	309,442	—	667,080	434,630	20,804	14,653,668	26,863,058	—	251,822
Between two and three years	—	171,273	109,083	—	9,354,835	43,360,480	—	332,639	—	305,473	200,988	—	7,755,859	43,264,194	—	217,463
Between three and four years	—	45,597	28,221	—	2,828,249	43,467,942	—	357,834	—	173,352	32,465	—	2,598,047	43,469,328	—	237,863
In greater than four years	—	127,873	86,244	—	9,131,984	519,726,420	—	610,399	—	201,419	167,388	—	9,051,585	558,712,626	—	829,001

Total to mature	168,878,563	36,255,300	59,511,526	24,051,729	82,755,713	697,902,659	6,359,846	60,821,667	378,835,391	42,332,014	33,275,311	14,927,724	66,534,653	735,433,250	53,987,852	36,543,734

Total with fixed term	168,878,563	62,116,779	59,511,526	28,197,107	83,981,913	697,902,659	6,359,846	60,821,667	378,835,391	52,017,236	33,741,859	15,975,193	70,825,034	735,433,250	53,987,852	36,543,734

Total	168,878,563	62,616,779	60,045,308	28,197,107	83,981,913	697,993,437	6,359,846	78,722,933	378,835,391	52,157,580	34,376,414	15,975,193	70,825,034	735,524,028	53,987,852	67,685,102

(1)	Does not accrue interest, except for Ps. 777,726 that accrue interest at a variable market rate.
(2)	Includes Ps. 683,243,803 that accrue interest at a fixed rate.
(3)	Includes Ps. 13,600,000 that accrue interest at a variable rate
(4)	Corresponds to Salaries and social security payable, Taxes payable, Other liabilities and Provisions.
(5)	Includes Ps. 3,743,187 that accrue interest at a variable rate.
(6)	Includes Ps. 40,716 that accrue interest at a variable rate.
(7)	Includes Ps. 128,118,437 that accrue interest at a fixed rate and Ps. 40,760,126 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 1,898,391 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF JUNE 30, 2008

1.	Brief comments on the Company’s activities during the fiscal year, including references to significant events after the end of the fiscal year.

See detailed in the Report of the Directory.

2.	Consolidated Shareholders’ equity structure as compared with the three previous years.

	06.30.08 Ps.	06.30.07 Ps.	06.30.06 Ps.	06.30.05 Ps.
Current assets	591,233,889	727,845,115	213,703,570	155,833,107
Non-current assets	1,640,859,009	1,365,865,435	1,141,341,918	1,092,061,711

Total	2,232,092,898	2,093,710,550	1,355,045,488	1,247,894,818

Current liabilities	507,828,889	403,341,680	293,556,844	178,562,077
Non-current liabilities	798,107,803	795,033,781	224,658,434	250,906,672

Subtotal	1,305,936,692	1,198,375,461	518,215,278	429,468,749

Minority interest	78,000,395	71,427,862	29,989,705	27,418,496
Shareholders´ equity	848,155,811	823,907,227	806,840,505	791,007,573

Total	2,232,092,898	2,093,710,550	1,355,045,488	1,247,894,818

3.	Consolidated income structure as compared with the three previous years.

	06.30.08 Ps.	06.30.07 Ps.	06.30.06 Ps.	06.30.05 Ps.
Operating income	162,207,866	154,538,908	128,734,772	81,420,807
Net loss on equity investments	(14,075)	(678,569)	(678,881)	(706,619)
Amortization of goodwill	(2,202,013)	(4,366,356)	(4,739,675)	(4,826,798)
Financial results, net	(13,387,838)	(19,466,411)	(15,633,866)	2,411,200
Other (expense) income, net	8,775,004	(3,347,466)	(9,761,768)	(7,381,960)
Income tax	(76,513,912)	(56,252,932)	(48,457,137)	(33,615,874)
Minority interest	1,104,945	(6,370,610)	(4,784,413)	(4,045,356)

Net income	79,969,977	64,056,564	44,679,032	33,255,400

4.	Statistical data as compared with the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the three previous years.

	06.30.08 Ps.	06.30.07 Ps.	06.30.06 Ps.	06.30.05 Ps.
Liquidity

Current assets	591,233,889	727,845,115	213,703,570	155,833,107

Current liabilities	507,828,889	403,341,680	293,556,844	178,562,077

Ratio	1.16	1.80	0.73	0.87

Indebtedness

Total liabilities	1,305,936,692	1,198,375,461	518,215,278	429,468,749

Shareholders´ equity	848,155,811	823,907,227	806,840,505	791,007,573

Ratio	1.54	1.45	0.64	0.54

Solvency

Shareholders’ equity	848,155,811	823,907,227	806,840,505	791,007,573

Total liabilities	1,305,936,692	1,198,375,461	518,215,278	429,468,749

Ratio	0.65	0.69	1.56	1.84

Non-Current Assets to total Assets

Non-current assets	1,640,859,009	1,365,865,435	1,141,341,918	1,092,061,711

Total assets	2,232,092,898	2,093,710,550	1,355,045,488	1,247,894,818

Ratio	0.74	0.65	0.84	0.88

Profitability

Net income for the fiscal year	79,969,977	64,056,564	44,679,032	33,255,400

Average shareholders’ equity	796,046,531	783,345,584	776,584,523	764,062,936

Ratio	0.1005	0.0818	0.0575	0.0435

6.	Brief comment on the future perspectives for the upcoming fiscal year.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

None.

3.	Classification of receivables and liabilities.

a) Past due receivables:

	06.30.08 Ps.	03.31.08 Ps.	12.31.07 Ps.	09.30.07 Ps.	Total Ps.
Accounts receivable, net	3,493,923	1,219,348	856,172	20,292,036	25,861,479

b) Past due payable:

	06.30.08 Ps.	03.31.08 Ps.	12.31.07 Ps.	09.30.07 Ps.	Total Ps.
Trade accounts payable	1,184,342	338,940	37,120	2,584,976	4,145,378

Short-term debt	196,772	440,000	—	589,428	1,226,200

c) Receivables and liabilities with no fixed term:

06.30.08 Ps.

Accounts receivable	500,000
Other receivables	533,782
Financial Bank loans	90,778
Taxes payable	13,309,374
Other liabilities	12,000
Provisions	4,579,892

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d) Current receivables to mature:

	09.30.08 Ps.	12.31.08 Ps.	03.31.09 Ps.	06.30.09 Ps.	Total Ps.
Accounts receivable, net	17,531,818	9,673,447	5,806,343	2,458,716	35,470,324

Other receivables, net	37,163,341	6,608,206	12,103,236	3,188,566	59,063,349

e) Non-current receivables to mature:

	06.30.10 Ps.	06.30.11 Ps.	06.30.12 Ps.	06.30.13 Ps.	Total Ps.
Accounts receivable, net	440,233	171,273	45,597	127,873	784,976

Other receivables, net	224,629	109,083	28,221	86,244	448,177

f) Current liabilities to mature:

	09.30.08 Ps.	12.31.08 Ps.	03.31.09 Ps.	06.30.09 Ps.	Total Ps.
Trade accounts payable	19,769,800	4,281,929	—	—	24,051,729
Customer advances	19,414,617	8,237,896	8,237,896	8,237,896	44,128,305
Short-term debt	15,327,155	10,282,961	10,481,303	(299,385)	35,792,034
Related parties	6,328,796	10,350	10,350	10,350	6,359,846
Salaries and social security payable	12,670,882	—	1,148,666	—	13,819,548
Taxes payable	7,249,503	22,222,115	330,808	72,019	29,874,445
Other liabilities	5,459,465	8,215,838	859,679	859,679	15,394,661
Provisions	122,699	—	—	—	122,699

g) Non-current liabilities to mature:

	06.30.10 Ps.	06.30.11 Ps.	06.30.12 Ps.	06.30.13 Ps.	Total Ps.
Customer advances	17,312,340	9,354,835	2,828,249	9,131,984	38,627,408
Long-term debt	55,555,783	43,360,480	43,467,942	519,726,420	662,110,625

Taxes payable	309,442	332,639	357,834	610,399	1,610,314

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

		Ps.
Current
Local currency	(1)	60,149,576
Foreign currency	(1)	1,682,227
Non-current
Local currency	(1)	784,976

(1)	Does not accrue interest, except for Ps. 777,726 that accrue interest at a variable market rate.

b) Other receivables, net:

		Ps.
Current
Local currency	(1)	59,242,140
Foreign currency	(1)	354,991
Non-current
Local currency	(1)	448,177

(1)	Does not accrue interest, except for Ps. 13,600,000 that accrue interest at a variable rate.

c) Trade accounts payable:

Current
Local currency	(1)	9,777,521
Foreign currency	(2)	18,419,586

(1)	Does not accrue interest.
(2)	Does not accrue interest, except for Ps. 40,716 that accrue interest at a variable market rate.

d) Customer advances:

Current
Local currency	(1)	44,974,508
Foreign currency	(1)	379,997
Non-current
Local currency	(1)	38,627,408

(1)	Does not accrue interest, except for Ps. 3,743,187 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

e) Financial bank loans:

Current
Local currency	(1)	(245,103)
Foreign currency	(1)	36,127,915
Non-current
Local currency	(1)	143,814,843
Foreign currency	(1)	518,295,782

(1)	Includes Ps. 683,243,803 that accrue interest at a fixed rate.

f) Salaries and social security payable:

Ps.
Current
Local currency	(1)	13,819,548

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	(1)	29,874,445
Non-Current
Local currency	(1)	14,919,688

(1)	Does not accrue interest, except for Ps. 1,898,391 that accrue interest at a fixed rate.

h) Related parties:

Current
Local currency	(1)	6,359,846

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

i) Other liabilities:

Current
Local currency	(1)	15,394,661

Non-current
Local currency	(1)	12,000

(1)	Does not accrue interest.

j) Provisions

Current
Foreign currency	(1)	122,699

Non-current
Local currency	(1)	4,579,892

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the basic financial statements.

10.	Obsolete unused fixed assets.

None.

ALTO PALERMO S.A (APSA)

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	299,793,024	174,725,318	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	132,910,384	56,006,893	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	145,490,016	95,905,197	Fire, full risk and dismissed profit
Patio Bullrich Shopping	83,587,888	98,063,269	Fire, full risk and dismissed profit
Alto Noa Shopping	65,687,680	25,039,335	Fire, full risk and dismissed profit
Alto Rosario Shopping	141,335,680	83,146,771	Full risk, construction and assembly,
Unique policy	9,384,120	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 12.

Autonomous City of Buenos Aires, September 8, 2008.

Alejandro G. Elsztain Executive Vice-President Acting as President

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2008 and 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 25 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the years ended on June 30, 2008 and 2007, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) set out in point 1. present fairly, in all material respects, its financial position at June 30, 2008 and 2007 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2008 and 2007 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Report of Independent Auditors (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2008, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,324,175, which was not claimable at that date.

Autonomous City of Buenos Aires, September 8, 2008.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	(Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Dr. Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 18, 2008